Filed pursuant to Rule 253(g)(2)

File No. 024-11897

As filed with the Securities and Exchange Commission on July 12, 2022

OFFERING CIRCULAR

Roots Real Estate Investment Community I, LLC

Up to $75,000,000 in Units

The United States Securities and Exchange Commission does not pass upon the merits of or give its approval to any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering circular or other solicitation materials. These securities are offered pursuant to an exemption from registration with the Commission; however, the Commission has not made an independent determination that the securities offered are exempt from registration.

The use of projections or forecasts in this offering is prohibited. No one is permitted to make any oral or written predictions about the cash benefits or tax consequences you will receive from your investment in the units of membership interests in the Company.

	Per Unit	Total Minimum(2)	Total Maximum
Public Offering Price(1)	$110	—	$75,000,000.00
Proceeds to Us from this Offering to the Public	$110	—	$75,000,000.00
Proceeds to Us from the Private Placement(3)	$100	—	$6,477,900.45
Total Proceeds to Us (Before Expenses)			$81,477,900.45

(1)	The per unit purchase price in this offering will be adjusted at the beginning of each fiscal quarter (or as soon as commercially reasonable thereafter), and will be equal to our new NAV divided by the number of Units outstanding as of the close of business on the last business day of the prior fiscal quarter. The current price per Unit based on the Company’s existing NAV is $110.
(2)	This is a “best efforts” offering. Subscription proceeds from this offering will be placed into an escrow account and will be released to us upon a closing. Closings will be held at our Manager’s discretion, but will be held at least once a month as long as there have been any subscription proceeds deposited into the escrow account during this offering. Investors will become members with respect to the subscription proceeds held in the escrow account after our Manager holds a closing. If our offering is terminated before a closing is held and there are subscription proceeds in the escrow account, such proceeds will be refunded to investors. See “How to Subscribe”.
(3)	The Sponsor was issued 500 Units upon formation for a nominal $1,000. Subsequently, we commenced a private placement offering and sold 44,790.73 Units at the initial per unit price of $100.00 per Unit, and 18,507.66 Units at the first NAV price per Unit of $108 per Unit, prior to this offering statement being declared “qualified” by the SEC.

We will offer our units on a best efforts basis primarily through the online investment portal on the Roots Real Estate Investment Community website (though we may distribute our units through other online portals as deemed appropriate by our Manager). Other offerings of our units may be made pursuant to exemptions under the Securities Act other than Regulation A.

Generally, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and nonnatural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

This Offering Circular follows the Form S-11 disclosure format.

The date of this offering circular is July 12, 2022.

The mailing address of our principal executive office is:

Roots Real Estate Investment Community I, LLC

1344 La France Street NE

Atlanta, Georgia 30307

Attn: Investor Relations

Our telephone number is (404)-732-5910 and our website address is www.investwithroots.com.

Investing in the units of membership interests in the Company (the “Units”) is speculative and involves substantial risks. An investor should purchase these securities only if the investor can afford a complete loss of his, her or its investment. Investors should carefully review the “Risk Factors” section of this offering circular, beginning on page 11, which contains a detailed discussion of the material risks that investors should consider before investing in the Units. These risks include the following:

●	We depend on our Manager to select our investments and conduct our day-to-day operations. We will pay fees and expenses to our Manager and its affiliates that were not determined on an arm’s length basis, and therefore we do not have the benefit of arm’s length negotiations of the type normally conducted between unrelated parties. These fees increase your risk of loss.
●	This is a “blind pool” offering, and the Company is not committed to acquiring any particular investments with the net proceeds of this offering.
●	There are conflicts of interest between the Company, the Manager and its affiliates.
●	The Company may change its investment guidelines without Member consent, which could result in investments that are different from those described in this offering circular.
●	While the Company’s goal is to pay distributions from its cash flow from operations, the Company may use other sources to fund distributions, including offering proceeds, borrowings or sales of assets. The Company has not established a limit on the amount of proceeds from the public offering that it may use to fund distributions. If the Company pays distributions from sources other than cash flow from operations, it will have fewer funds available for investments and an investor’s overall return may be reduced. In any event, the Company intends to make annual distributions as required to comply with the REIT distribution requirements and avoid U.S. federal income and excise taxes on retained income.
●	The Company will calculate its NAV on a quarterly basis using valuation methodologies that involve subjective judgments and estimates. As a result, the Company’s NAV may not accurately reflect the actual prices at which its real estate assets and investments, including related liabilities, could be liquidated on any given day due to the natural fluctuation of values in the real estate market.
●	The Company’s operating agreement does not require the Manager to seek Member approval to liquidate assets. No public market currently exists for the Units.
●	If the Company fails to qualify as a REIT for U.S. federal income tax purposes and no relief provisions apply, it will be subject to entity-level U.S. federal income tax and, as a result, cash available for distribution to investors and the value of the Units could materially decrease.
●	Real estate investments are subject to general downturns in the industry as well as downturns in specific geographic areas. The Company cannot predict what the occupancy level will be in a particular building or that any tenant will remain solvent. It also cannot predict the future value of its properties. Accordingly, the Company cannot guarantee that an investor will receive cash distributions or appreciation of his, her or its investment or that the investor will receive his, her or its initial investment back.
●	Investing in a limited number of regions carries the risks associated with significant geographical concentration. Geographic concentration of properties exposes the Company’s projects to adverse conditions in the areas where the properties are located, including general economic downturns and natural disasters occurring in such markets. Such major, localized events in areas where the Company’s properties are located could adversely affect its business and revenues, which would adversely affect the results of operations and financial condition.

Certain market and industry data used in this offering circular has been obtained from independent industry sources and publications and third-party sources, as well as from research reports prepared for other purposes. Any forecasts prepared by such sources are based on data (including third-party data), models and the experience of various professionals, and are based on various assumptions, all of which are subject to change without notice. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and additional uncertainties as other forward-looking statements included in this offering circular.

The information provided by these industry sources should not be construed to sponsor, endorse, offer or promote an investment, nor does it constitute any representation or warranty, express or implied, regarding the advisability of an investment in the Units or the legality of an investment in the Units under appropriate laws.

Roots Real Estate Investment Community I, LLC is a Georgia limited liability company which was formed on December 8, 2020. The Company was formed to originate, invest in and manage a diversified portfolio primarily consisting of investments in single family and multifamily residential real estate properties and development projects. Initially, the Company has targeted real estate in the Atlanta-Sandy Springs-Alpharetta Metropolitan Statistical Area (the “Atlanta MSA”) in the State of Georgia that has value-add potential. However, the Company may also invest in other major MSAs across the United States. The Company believes that its targeted properties and geographies have displayed strong performance and are expected to be well positioned to see continued healthy rent growth and value appreciation moving forward. While the Company intends primarily to invest in the targeted properties and target geographies outlined above, it may invest in other asset classes as well as other locations, depending on the availability of suitable investment opportunities that meet its investment guidelines. The Company may make its investments through majority-owned or wholly-owned subsidiaries, and it may acquire minority interests or joint venture interests in subsidiaries. Additionally, affiliates of the Company may be interest holders in the joint ventures and subsidiaries in which the Company holds a majority or minority interest, which could cause potential conflicts of interests.

The use of the terms “RootsCom,” “Company,” “Roots,” “the REIT,” “we,” “us,” or “our” in this offering circular refer to Roots Real Estate Investment Community I, LLC, unless the context indicates otherwise. We intend to qualify as a real estate investment trust, or REIT, for U.S. federal income tax purposes beginning with our taxable year ending December 31, 2022.

We are externally managed by Roots REIT Management, LLC, a Georgia limited liability company (the “Manager”) which is a wholly owned subsidiary of the Sponsor, Seed InvestCo, LLC, a Georgia limited liability company (the “Sponsor”). Our Manager operates an online investment and educational community that allows investors to become equity holders in real estate opportunities that may have been historically difficult to access for some investors. Through the use of the investment portal on the RootsCom website, investors can view details of an investment in RootsCom and sign legal documents online. This portal also allows tenants of our real estate assets unprecedented ways to engage with the community and the indirect owners of their residence. The primary mission of the Company is to create attractive returns while making a significant positive impact in the lives of the human beings who invest in, provide to, and rent from the Company, as well as on the communities that it serves.

We are offering to the public up to $75,000,000 of units of membership interests in the Company (each a “Unit” and collectively, the “Units”). We expect to offer the Units in this offering until the earlier of May ____, 2025, which is three years from the qualification date of this offering, or the date on which the maximum offering amount has been raised; provided, however, that our Manager may terminate this offering at any time or extend the offering. If we decide to extend this offering beyond three years from the date of this offering circular, we will provide this information in an offering circular supplement; however, in no event will we extend this offering beyond 180 days after the third anniversary of the initial qualification date. Through June 30, 2022, the per Unit purchase price for the Units will be $110.00 per Unit, which is equal to the NAV per Unit calculated at the end of the first quarter of 2022. Thereafter, within approximately 30 days after the end of the prior fiscal quarter, the per Unit purchase price will be adjusted and will equal the NAV per Unit calculated as of the close of business on the last day of the prior fiscal quarter. For example, on or about July 30, 2022, the Manager will announce the NAV per Unit calculated as of the close of business on June 30, 2022, on our website, www.investwithroots.com, and will update the per Unit purchase price to reflect the new NAV per Unit. Any investments made at any time will be at the published price of the NAV per Unit on the day the Subscription Agreement is signed.

Although we do not intend to list the Units for trading on an exchange or other trading market, we have adopted a Unit redemption program designed to provide our Members with limited liquidity on a quarterly basis for their investment in our Units. See “Description of Our Units—Quarterly Redemption Program” for more details. The Company has not registered, and does not intend to register, under the U.S. Investment Company Act of 1940, as amended (the “Investment Company Act”), in reliance upon the exemptions described in the “Investment Company Act Considerations” section. Investors will not have the benefits and protections arising out of registration under the Investment Company Act.

SUITABILITY STANDARDS

The Company will consider an investor’s answers to a number of questions soliciting information regarding investing experience, investment horizon, current investment portfolio, investment objectives, risk tolerance and liquidity needs. If an investor does not have investing experience or is in need of liquidity from his, her or its investments, the Company will elicit further information from the investor to determine whether an investment in the Units is suitable. While the Company does not have any specific minimum standards that must be satisfied before accepting an investor as a Member (other than the qualified purchaser requirements discussed elsewhere in this Offering Circular), the Company will evaluate the totality of an investor’s responses to these questions to determine whether, in the Company’s sole discretion, an investment in the Units is reasonable. The Company has implemented these suitability standards due to the volatility associated with investing in real estate, the difficulty of reselling Units and the long-term nature of an investment in the Units. The suitability standards will not apply to resales of the Units.

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IMPORTANT INFORMATION ABOUT THIS OFFERING CIRCULAR

Please carefully read the information in this offering circular (the “Offering Circular”). Investors should rely only on the information contained in this Offering Circular. The Company has not authorized anyone to provide investors with different information. This Offering Circular may only be used where it is legal to sell these securities. Investors should not assume that the information contained in this Offering Circular is accurate as of any date later than the date hereof or such other dates as are stated herein or as of the respective dates of any documents or other information incorporated herein by reference.

This Offering Circular is part of an offering statement that we filed with the Securities and Exchange Commission (the “SEC”) using a continuous offering process. Periodically, as the Company updates its Net Asset Value (“NAV”) per Unit amount or experiences other material developments, it will provide an offering circular supplement that may add, update or change information contained in this Offering Circular. Any statement that the Company makes in this Offering Circular will be modified or superseded by any inconsistent statement made by it in a subsequent offering circular supplement. The offering statement the Company filed with the SEC includes exhibits that provide more detailed descriptions of the matters discussed in this Offering Circular. Investors should read this Offering Circular and the related exhibits filed with the SEC and any offering circular supplement, together with additional information contained in the Company’s annual reports, semi-annual reports and other reports and information statements that it will file periodically with the SEC. See the section entitled “Additional Information” below for more details.

The offering statement and all supplements and reports that we have filed or will file in the future can be read at the SEC website, www.sec.gov. Also, a copy of the Company’s Offering Circular and all supplements will be posted on the RootsCom website, www.investwithroots.com. The contents of the RootsCom website (other than the Offering Circular and supplements thereto) are not incorporated by reference in or otherwise a part of this Offering Circular.

Those selling Units on our behalf in this Offering, including the Officers of the Company, will be permitted to make a determination that the purchasers of Units in this offering are “qualified purchasers” in reliance on the information and representations provided by an investor regarding the investor’s financial situation. Before making any representation that an investment does not exceed applicable thresholds, we encourage investors to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, the Company encourages investors to refer to www.investor.gov.

The Company includes a copy of Rule 251(d)(2)(i)(C) of Regulation A as an appendix to this Offering Circular and on the RootsCom website.

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STATE LAW EXEMPTION AND PURCHASE RESTRICTIONS

The Units are being offered and sold only to “qualified purchasers” (as defined in Regulation A under the Securities Act). As a Tier 2 offering pursuant to Regulation A under the Securities Act, this Offering will be exempt from state law “Blue Sky” review, subject to meeting certain state filing requirements and complying with certain anti-fraud provisions, to the extent that the Units offered hereby are offered and sold only to “qualified purchasers” or at a time when the Units are listed on a national securities exchange. “Qualified purchasers” include: (i) “accredited investors” under Rule 501(a) of Regulation D and (ii) all other investors so long as their investment in the Units does not represent more than ten percent (10%) of the greater of their annual income or net worth (for natural persons), or ten percent (10%) of the greater of annual revenue or net assets at fiscal year-end (for non-natural persons). Accordingly, the Company reserves the right to reject any investor’s subscription in whole or in part for any reason, including if the Company determines, in its sole and absolute discretion, that such investor is not a “qualified purchaser” for purposes of Regulation A.

To determine whether a potential investor is an “accredited investor” for purposes of satisfying one of the tests in the “qualified purchaser” definition, the investor must be a natural person:

1.	whose individual net worth (total assets less total liabilities), or joint net worth with that person’s spouse or spousal equivalent,[1] at the time of such person’s purchase exceeds $1,000,000[2];

2.	who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person’s spouse or spousal equivalent in excess of $300,000 in each of those years and who reasonably expects the same income level in the current year. For purposes of this section, the term “income” shall mean an individual’s adjusted gross income for federal income tax purposes increased by (i) any deduction for long-term capital gains under Section 1202 of the Internal Revenue Code of 1986, as amended (the “Code”), (ii) any deduction for depletion under Section 611, et seq., of the Code, (iii) any exclusion for interest under Section 103 of the Code and (iv) any losses of a partnership allocated to the individual partner as reported on Schedule E of Form 1040 (or any successor report);

3.	holding in good standing one or more professional certifications or designations, which as of the date of this offering circular the SEC has limited to FINRA Series 7, Series 82 or Series 65 licenses; or

4.	who is a “knowledgeable employee,” as defined in rule 3c-5(a)(4) under the Investment Company Act of 1940, as amended (the “Investment Company Act” ), of the Company if the Company were deemed to be an investment company[3] (executive officers, directors, trustees, general partners, advisory board member or persons serving in a similar capacity of the investment company or an affiliated management person thereof).

The list above is non-exhaustive; prospective investors should review Rule 501 of Regulation D for more details on whether they are an “accredited investor.” If the investor is not a natural person, different standards apply. See Rule 501 of Regulation D for more details.

For purposes of determining whether a potential investor is a “qualified purchaser,” annual income and net worth should be calculated as provided in the “accredited investor” definition under Rule 501 of Regulation D.

1 “Spousal equivalent” is defined as any cohabitant occupying a relationship generally equivalent to that of a spouse. Note that the investment does not have to been registered in joint name, even if relying on joint net worth or joint net income to meet the general eligibility criteria.

2 When determining net worth, the value of the investor’s primary residence must be excluded, and the related amount of indebtedness secured by the primary residence up to its fair market value may also be excluded. However, indebtedness (i) secured by the residence in excess of the value of the home and (ii) obtained within the past 60 days for a purpose other than acquiring the primary residence should be considered a liability and deducted from the investor’s net worth.

3 In this context “investment company” is as defined in Section 3 of the Investment Company Act, but for Sections 3(c)(1) or 3(c)(7) of such act.

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OFFERING SUMMARY

The following information is only a summary of certain information contained elsewhere in this offering circular. Because it is only a summary, it does not contain all of the information that may be important to a prospective investor, and is qualified in its entirety by reference to the more detailed information appearing elsewhere in this offering circular. We reserve the right to change the terms of the offering prior to acceptance of an investor’s subscriptions. Prospective investors will be notified of any such changes that we consider to be material by way of a supplement to this offering circular or by other reasonable means. For a more complete understanding of this offering, we encourage investors to read this offering circular and any other document to which an investor is referred. When we refer to “RootsCom,” “Company,” “Roots,” “the REIT,” “we,” “us,” or “our” or similar words, we refer to Roots Real Estate Investment Community I, LLC.

The Company	Roots Real Estate Investment Community I, LLC, is a limited liability company which was formed under the laws of the State of Georgia on December 8, 2020 (the “Company”).

Manager	We are externally managed by Roots REIT Management, LLC, a Georgia limited liability company, which manages our day-to-day operations, including providing advisory and acquisition services (including performing due diligence on our investments), offering services, asset management services, marketing and advertising services, accounting and other administrative services, Member services, financing services, and disposition services, among others. Our Manager also manages our online portal. In addition, a team of real estate professionals, acting through our Manager, will make all the decisions regarding the selection, negotiation, financing and disposition of our investments, subject to the limitations in our operating agreement.

The REIT Sponsor	Our sponsor is Seed InvestCo, LLC, a Georgia limited liability company. Our Manager is a wholly-owned subsidiary of our Sponsor.

RootsCom Platform

The RootsCom Platform is an online platform for the residents of our residential properties and investors in the REIT, which is focused on real estate and can be found on the website www.investwithroots.com.

The RootsCom Platform provides the ability to:

● transact entirely online, including digital legal documentation, funds transfer, and ownership recordation;

● find educational materials about financial health, saving, building wealth, lifestyle improvement and real estate in general;

● view information about the Company’s real estate assets and related communities;

● manage and track investments easily through an online dashboard; and

● receive automated distributions and/or interest payments, and regular financial reporting.

As of the date of this offering circular, our Units will be offered exclusively online through the RootsCom Platform, or through direct communication with a member of the RootsCom Investment Team.

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Investment Objectives	The primary business purpose and principal objectives of the Company are to leverage professional real estate expertise with technology, scale, and local market insights to generate attractive returns for its Members and offer unique opportunities and value to the communities that it serves. RootsCom is built to be “Commercially Motivated, and Community Inspired.”

Investment Strategy

The Company’s investment strategy is to acquire and manage a portfolio consisting primarily of single family and multifamily residential real estate investments. The Company targets real estate in the Atlanta-Sandy Springs-Alpharetta Metropolitan Statistical Area (the “Atlanta MSA”) in the State of Georgia that has value-add potential. However, the Manager may also invest in other major MSAs across the United States. The Manager believes that the Company’s targeted properties and geographies have displayed strong performance and are expected to be well positioned to see continued healthy rent growth and value appreciation moving forward. While the Manager intends primarily to invest in residential real estate in the Atlanta MSA, it may invest in other asset classes as well as other locations, depending on the availability of suitable investment opportunities that meet its investment guidelines. The Company may make its investments through wholly- or majority-owned subsidiaries, and it may acquire minority interests or joint venture interests in subsidiaries.

The Manager intends to acquire the properties, facilitate the necessary renovations, repairs, upgrades and/or capital expenditures, as applicable per property, obtain or retain, as applicable, renters, get a third-party certified real property appraisal, and then sell such properties to the Company at or below the appraised fair market value. The Manager may forego payment for up to five percent (5%) of the value of each property in exchange for equity in the Company. The Company’s Members will get the benefit of rental income and portfolio appreciation. The Company’s intention is to hold each asset for as little as one (1) and as many as five (5) years, however market conditions will determine if and when the Company can sell each of its assets. The Company also intends to utilize 1031 exchanges wherever possible when certain assets are liquidated. “Final” liquidation will occur when a 1031 exchange is either not able, or not chosen, to be utilized.

Leverage Policy	The Company expects to use leverage at the portfolio level, and may use asset-level leverage, which, in the aggregate across the portfolio, the Company does not expect to exceed 75% of the cost (before deducting depreciation or other non-cash reserves) of its total assets, capital expenditures and closing costs. In addition, the Manager intends to incur debt both from institutional lenders, as well as the Company, in order to facilitate the acquisition of residential real property and value-add renovations.

Investment Company Act Considerations	Although the Company intends to continue to conduct its business such that it is not deemed to be an “investment company,” as defined under the Investment Company Act of 1940, or the Investment Company Act, it also may rely on one or more exemptions from registration under the Investment Company Act potentially including the exemption contained in Section 3(c)(5)(C) thereof and the rules and regulations thereunder. See “Plan of Operation—Investment Company Act Considerations.”

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The Offering:

The Company is offering through the RootsCom Platform, www.investwithroots.com, a maximum of $75,000,000 of units of membership interests (“Units”) to the public on a “best efforts” basis at the current NAV price per Unit of $110, and on the terms and conditions described herein and, in the Company’s, operating agreement. When the Units are offered to the public on a “best efforts” basis, the Company is only required to use its best efforts to sell Units. The Sponsor currently owns one thousand five hundred (1,500) Units. No party, including the Manager, has a firm commitment or obligation to purchase any additional Units. Upon formation, the Company issued 500 Units to the Sponsor for a nominal $1,000, and subsequently, the Company sold $4,479,072.68 of Units, for a total of 44,790.73 Units, through a private placement offering at a price of $100 per Unit, which was the initial offering price before the NAV price per Unit of $108 was established, and the Company sold $1,998,827.77 of Units for a total of 18,507.66 Units pursuant to the same private placement at the initial NAV price per Unit of $108.

Through June 30, 2022, the per Unit purchase price for the Units will be $110.00 per Unit, which is equal to the NAV per Unit calculated at the end of the first quarter of 2022. Thereafter, within approximately 30 days after the end of the prior fiscal quarter, or as soon as practical thereafter, the per Unit purchase price will be adjusted and will equal the NAV per Unit calculated as of the close of business on the last day of the prior fiscal quarter. For example, on or about July 30, 2022, the Manager will announce the NAV per Unit calculated as of the close of business on June 30, 2022, on our website, www.investwithroots.com, and will update the per Unit purchase price to reflect the new NAV per Unit, which will be reflected in an offering circular supplement filed with the SEC. Any investments made at any time will be at the published price of the NAV per Unit on the day the Subscription Agreement is signed.

Capital Structure:	The equity interests in the Company are divided into Units of the Company’s membership interests, which represent a pro-rata ownership interest in the assets, profits, losses and distributions of the Company (the “Units”).

Distributions

Distributions of available cash flow related to the Company’s rental activity, as determined by the Manager, are intended to be made quarterly. REITs are required to distribute to members at least 90% of their annual REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain). We expect that our Manager will authorize quarterly distributions, payable quarterly in arrears. Our Manager may authorize other periodic distributions as circumstances dictate. Any distributions we make will be at the discretion of our Manager, and will be based on, among other factors, our present and reasonably projected future cash flow. In addition, the Manager’s discretion as to the payment of distributions will be dictated by the REIT distribution requirements. Moreover, even if we make the required minimum distributions under the REIT rules, we are subject to federal income and excise taxes on our undistributed taxable income and gains. As a result, our Manager also may authorize additional distributions, beyond the minimum REIT distribution, to avoid these taxes.

Any distributions that we make will directly impact our NAV, by reducing the amount of our assets. Our goal is to generate returns to our Members in the form of income through regular distributions and capital growth through increases in our NAV per Unit. Over the course of your investment, your distributions plus the change in NAV per Unit (either positive or negative), less any applicable Unit redemption fees, will produce your total return. We may pay distributions from sources other than cash flow from operations, including from the proceeds of this offering, and we have no limit on the amounts we may pay from such sources. If you elect to participate in our distribution reinvestment plan, all distributions we pay to you will be automatically reinvested in Units.

Unit Redemption Program

While you should view your investment in our Units as a long-term investment with limited liquidity, we have adopted a Unit redemption program. We intend to offer partial liquidity for our Members on a quarterly basis in the form of a redemption of a Member’s Units. Each quarter, no more than five percent (5%) of the issued and outstanding Units may be redeemed (the “Aggregate Redemption Cap”), and no more than $100,000 of an individual Member’s Units may be redeemed, while this offering is ongoing. We also may make redemptions upon the death of a Member, or in special circumstances as determined by the Manager (referred to as “exception redemptions”; all other redemptions are referred to as “ordinary redemptions”).

In the event that a redemption request is made by multiple Members, so that the total redemptions requested would be greater than the applicable Aggregate Redemption Cap, the requested redemptions will be maxed at the Aggregate Redemption Cap and will be split among each requesting Member pro rata based on such Member’s redemption request compared to the aggregate redemptions requested for that quarter. The window to request a redemption will begin on the fifteenth (15th) calendar day prior to the end of the applicable quarter and will end on the last day of such quarter. The redemption price per Unit will be the established cost per Unit to the public for the quarter then-ending, as reflected in this offering circular, as supplemented. The redemption price per Unit will be decreased by 6% if a Member requests a redemption (and participates in such redemption) within the first year of such Member’s ownership of Units. The Manager reserves the right, in its sole and absolute discretion, to suspend the Company’s Unit redemption program at any time, without notice, for any reason or no reason. Each Investor acknowledges and agrees that he, she or it is not purchasing the Units because of the possible quarterly redemptions offered by the Company.

Management Compensation	The Manager and its affiliates will receive fees and expense reimbursements (including appropriately allocated overhead expenses, including salaries) for services relating to this offering and the investment and management of the Company’s assets. These payments will include reimbursement for compensation paid to the Sponsor’s employees who are directly engaged in activities on behalf of the Company, other than property management, including, but not limited to marketing and property acquisitions. The Company will not pay the Manager or its affiliates any selling commissions or dealer manager fees in connection with the offer and sale of the Units. In the event we complete a transaction with a third-party partner, we expect that there will be standard fees charged to us by these third-party partners that will not be paid to the Manager or its affiliates. See below and the “Management Compensation” section of this offering circular for more information.

Organization and Offering Expenses	We reimburse our Manager for any third-party costs and future third-party organization and offering costs it may incur on our behalf.

Acquisition Fee	3%. We will pay our Manager a one-time 3% acquisition fee per acquisition, calculated on the initial purchase price of each property, which will be paid at or shortly after the initial closing on the property.

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Property Management Fee	10%. We will pay our Manager a monthly 10% property management fee, which will be calculated as 10% of all rent collected for each month, and the fee will be paid monthly. Investors will not pay upfront carry fees or entry fees, and there will be no fees for liquidation other than in the first twelve (12) months.

Maintenance and Repair Reserve	Varied, depending on the specific property. We will pay the Manager a fixed dollar amount per month per property that is set at the time the Company purchases/acquires the property from the Manager, and is based on the condition and anticipated needs of that particular property. This fee is paid monthly. This fee will be the maximum amount the Company will have to pay towards repairs and maintenance of each property; any repairs and/or maintenance costs above and beyond this fee will be paid for by the Manager.

Capital Improvements and Normal Wear and Tear Conversion Costs	Capital improvements on properties owned by the Company will be paid for by the Company, as will the costs of refreshing or renovating properties owned by the Company when leases expire and the properties require updating prior to renting again. These costs may include, but are not limited to, new paint, carpet, minor repairs, and other updates that may be needed to re-lease the property at appropriate market rates, as determined solely by the Manager.

Disposition Fee	3%. We will pay the Manager a one-time 3% disposition fee, per disposition, which will be calculated on the final disposition value when a property is sold, utilized in a 1031 exchange, or otherwise disposed of by the Manager on behalf of the Company, which will be paid at or shortly after closing on the property.

Built-in Gain	It is likely that the Manager will realize gain when it sells a curated real property asset to the Company. For example, if the Manager acquires a single-family home for $100,000, and puts $50,000 into the property, and the subsequent third-party certified real estate appraiser appraises the fair market value of the property at $200,000, the Manager will realize gain equal to the difference of the price it sells the curated property to the Company (which will be no more than the fair market value, or in this case $200,000) less the Manager’s all-in cost of $150,000. The Manager may take some of this gain in the form of Company equity.

Operating Expenses	We will reimburse our Manager for out-of-pocket expenses incurred on our behalf, including legal fees, license fees, auditing fees, fees associated with SEC reporting requirements, acquisition expenses, interest expenses, insurance costs, tax return preparation fees, marketing costs, taxes and filing fees, administration fees, fees for the services of independent directors, and third-party costs associated with the aforementioned expenses.

Term	We expect to offer the Units in this offering until the earlier of ____, 2025, which is three years from the qualification date of this offering, or the date on which the maximum offering amount has been raised; provided, however, that our Manager may terminate this offering at any time or extend the offering. If we decide to extend this offering beyond three years from the date of this offering circular, we will provide this information in an offering circular supplement; however, in no event will we extend this offering beyond 180 days after the third anniversary of the initial qualification date.

Liquidity Event	While we expect to seek a liquidity transaction in the future, there can be no assurance that a suitable transaction will be available or that market conditions for a transaction will be favorable at any time. The Manager has the discretion to consider and execute a liquidity transaction at any time if it determines such event to be in our best interests. A liquidity transaction could include the sale of the Company, the sale of all or substantially all of our assets, a merger or similar transaction, the listing of our Units for trading on a national securities exchange or an alternative strategy that would result in a significant increase in the opportunities for Members to dispose of their Units. Member approval would be required for the sale of all or substantially all of our assets, the sale of the Company or certain mergers of the Company.

Member Meetings	The Members may, but shall not be required to, hold an annual, special or other periodic formal meeting. Meetings of the Members may be called at any time or from time to time by the Manager or those Members holding at least fifty percent (50%) of the Units.

Member Reports	We will provide you with periodic updates on our business and financial performance, including an annual report, supplements to the offering circular and other reports that we may file or furnish to the SEC from time to time. We will provide this information to you by posting such information on the SEC’s website at www.sec.gov, on the RootsCom Platform at www.investwithroots.com or via e-mail. We will also provide you with Form 1099-DIV tax information, if required, in electronic form by March 15 of the year following each taxable year.

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QUESTIONS AND ANSWERS ABOUT THIS OFFERING

The following questions and answers about this offering highlight material information regarding the Company and this offering, including in some cases information that is not otherwise addressed in the “Offering Summary” section of this offering circular. You should read this entire offering circular, including the section entitled “Risk Factors,” before deciding to purchase the Units.

Questions about Roots Real Estate Investment Community I, LLC

Q:	What is Roots Real Estate Investment Community I, LLC?

A:	Roots Real Estate Investment Community I, LLC (“RootsCom,” the “Company,” “Roots,” “the REIT,” “we,” “us,” or “our”) is a Georgia limited liability company formed to invest in and manage a diversified portfolio of residential real estate investments, including equity in residential real estate ventures and other real estate-related assets.

Q:	What is a REIT?

A:	In general, a REIT is an entity that: (i) owns or finances income-producing real estate; (ii) allows investors to invest in portfolios of properties through the purchase of stock; (iii) qualifies as a REIT for U.S. federal income tax purposes, and is therefore generally not subject to federal corporate income taxes on its net income that is distributed, which substantially eliminates the “double taxation” treatment (i.e., taxation at both the corporate and stockholder levels) that generally results from investments in a corporation; and (iv) pays distributions to investors of at least 90% of its annual REIT taxable income.

Q:	Why should I invest in real estate investments?

A:	Potential to generate income and opportunity for capital appreciation — A key feature of real estate investment is the significant proportion of total return accruing from rental income over the long term. Rental income can allow an investor to hold a real estate investment through market cycles without having to liquidate the investment to generate cash flow. In addition, investing in residential real estate may provide an investor with the opportunity for capital appreciation.

Asset class diversification with potential to reduce volatility of a portfolio — Adding real estate to an investment mix may increase the investor’s portfolio diversification. According to studies published by the National Council of Real Estate Investment Fiduciaries, real estate has a low or negative correlation to other major asset classes and over time has exhibited less volatility in total returns.

Potential to hedge against inflation — Real estate has the potential to hedge against inflation because property values and rents have historically been positively correlated with growth in inflation. Appreciation in property values can be as significant a part of a real estate investment as cash flow from rental income. Rents are typically tied to inflation, and a property’s value is tied to its rental income. So as inflation drives up rent, the value of the underlying property typically increases as well. Inflation also generally makes new construction more expensive because the cost of building materials rises. Less new construction could also lead to an increase in the value of existing properties.

Q:	Who might benefit from investing in the Company’s Units?

A:	An investment in the Units may be beneficial for any investor seeking to diversify a personal portfolio with a real estate investment vehicle focused primarily on residential real estate, who seeks to receive current income, seeks to preserve capital and is able to hold the investment for a time period consistent with the Company’s liquidity strategy. On the other hand, the Company cautions investors who require immediate liquidity or guaranteed income, or who seek a short-term investment, that an investment in the Units will not meet those needs.

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Q:	Are there any risks involved in buying the Company’s Units?

A:	Investing in the Units involves a high degree of risk. If the Company is unable to effectively manage the impact of these risks, it may not meet its investment objectives, and therefore, investors should purchase these securities only if they can afford a complete loss of their investment. See “Risk Factors” for a description of the risks relating to this offering and an investment in the Units.

Q:	What will you do with the proceeds from this offering?

A:	We expect to use substantially all of the net proceeds from this offering (after paying or reimbursing organization and offering expenses) to own and manage a diversified portfolio of equity investments in single-family and multifamily residential properties located in target markets initially in the State of Georgia. We intend to loan funds needed for acquisitions to our Manager at an interest rate of no less than 6% per year, which will be secured by the real property and will be repaid or cancelled upon the Manager’s sale of the curated real property to the Company (or our subsidiary). We expect that any expenses or fees payable to our Manager for its services in connection with managing our daily affairs will be paid from cash flow from operations. If such fees and expenses are not paid from cash flow, they will reduce the cash available for investment and distribution and will directly impact our NAV. See “Management Compensation” for more details regarding the fees that will be paid to our Manager and its affiliates.

We may not be able to promptly invest the net proceeds of this offering in real estate. Additionally, from time to time, we will have excess cash that we need to manage, pending its distribution to our Members or investment by us in accordance with our investment strategy. Our intention is to use any excess cash to provide short term loans to our Manager at interest rates that are at market rate or above, providing the Manager with capital to purchase additional properties to curate for investment by RootsCom. The Company believes that the ability to lend excess cash at market rates or above to our Manager will help stabilize returns for our Members.

Q:	Will the distributions I receive be taxable as ordinary income?

A:	REIT distributions, including distributions that are reinvested pursuant to our distribution reinvestment plan, may be treated as ordinary income, capital gains, and return of capital for tax purposes, each of which may be taxed at a different rate for different investors:

●	The majority of recurring REIT distributions will be taxed at your ordinary income rate if they are from current or accumulated earnings and profits. However, currently, taxpayers may also generally deduct 20% of combined qualified business income, which includes “qualified REIT dividends” (through December 31, 2025).
●	The portion of your distribution in excess of current and accumulated earnings and profits will be considered a return of capital for U.S. federal income tax purposes and will not result in current tax, but will lower the tax basis of your investment until it is reduced to, but not below, zero. Any return of capital in excess of your tax basis will be treated as sales proceeds from the sale of Units and will be taxed accordingly.
●	Distributions that are designated as capital gain will generally be taxable at the long-term capital gains rate.

Because each investor’s tax considerations are different, we recommend that you consult with your tax advisor. You also should review the section of this offering circular entitled “U.S. Federal Income Tax Considerations,” for a discussion of the special rules applicable to distributions in the redemption of Units and liquidating distributions

Q:	Will I be able to reinvest my cash distributions in additional Units?

A:	Yes. If you elect to participate in our distribution reinvestment plan, all distributions we pay to you will be automatically reinvested in the Units. See “Description of Our Units – Distribution Reinvestment Plan.”

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Q:	What amount will you pay for Units redeemed pursuant to the Units redemption program?

A:	We intend to offer partial liquidity for our Members on a quarterly basis in the form of a redemption of a Member’s Units. Each quarter, no more than five percent (5%) of the issued and outstanding Units may be redeemed (the “Aggregate Redemption Cap”), and no more than $100,000 of an individual Member’s Units may be redeemed, while this offering is ongoing. We also may make redemptions upon the death of a Member or in other special circumstances as determined by the Manager (referred to as “exception redemptions”; all other redemptions are referred to as “ordinary redemptions”).

In the event that a redemption request is made by multiple Members, so that the total redemptions requested would be greater than the applicable Aggregate Redemption Cap, the requested redemptions will be maxed at the Aggregate Redemption Cap and will be split among each requesting Member pro rata based on such Member’s redemption request compared to the aggregate redemptions requested for that quarter. The window to request a redemption will begin on the fifteenth (15th) calendar day prior to the end of the applicable quarter and will end on the last day of such quarter. The redemption price per Unit will be the established cost per Unit to the public for the quarter then-ending, as reflected in this offering circular, as supplemented. The redemption price per Unit will be decreased by 6% if a Member requests a redemption (and participates in such redemption) within the first year of such Member’s ownership of Units. The Manager reserves the right, in its sole and absolute discretion, to suspend the Company’s Unit redemption program at any time, without notice, for any reason or no reason. Each Investor acknowledges and agrees that he, she or it is not purchasing the Units because of the possible quarterly redemptions offered by the Company.

Q:	How is an investment in the Units different from investing in units of a listed REIT?

A:	The fundamental difference between our Units and a listed REIT is the daily liquidity available with a listed REIT. Although we have adopted a Unit redemption program that may allow investors to request a redemption of Units on a quarterly basis, for investors with a short-term investment horizon, a listed REIT may be a better alternative than investing in our Units. However, we believe our Units are an alternative way for investors to deploy capital into one or more real estate assets, with a lower correlation to the general stock market than listed REITs.

Another fundamental difference between our Units and a listed REIT is that listed REITs tend to align with the volatility of the stock market, whereas our Unit price is tied directly to the NAV of the Company, which is based on the value of the actual real estate.

Q:	How is an investment in your Units different from investing in units of a traditional non-exchange traded REIT?

A:	We do not charge any upfront fees for selling our Units, saving investors from expenses as compared to a traditional non-exchange traded REIT. Traditional non-exchange traded REITs use a highly manpower-intensive method with hundreds to thousands of sales brokers calling on investors to sell their offerings. Our Sponsor is primarily using a lower-cost digital platform to conduct this offering, thus reducing the financial burdens to us of offering our Units. Additionally, an investment in our Units creates a community inspired opportunity for the Residents of our properties to participate in actual ownership through a potential investment in the Company. Our “Live in it Like You Own It” program is designed to create real wealth building opportunities for our Residents, and if they become Members of the Company, they also become aligned with the investment objectives of all other Members of the Company.

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Q:	Who can buy Units?

A:	Generally, you may purchase Units if you are a “qualified purchaser” (as defined in Regulation A). “Qualified purchasers” include:·

●	“accredited investors” as defined under Rule 501(a) of Regulation D; and
●	all other investors so long as their investment in our Units does not represent more than 10% of the greater of their annual income or net worth (for natural persons), or 10% of the greater of annual revenue or net assets at fiscal year-end (for non-natural persons).

For purposes of determining whether a potential investor is a “qualified purchaser,” annual income and net worth should be calculated as provided in the “accredited investor” definition under Rule 501 of Regulation D. In particular, net worth in all cases should be calculated excluding the value of an investor’s home. We reserve the right to reject any investor’s subscription in whole or in part for any reason, including if we determine in our sole and absolute discretion that such investor is not a “qualified purchaser” for purposes of Regulation A. See “State Law Exemption and Purchase Restrictions” above for more information.

Q:	How do I buy Units?

A:	You may purchase our Units in this offering by creating a new account, or logging into your existing account, at the RootsCom Platform. You will need to fill out a subscription agreement like the one attached as an exhibit to this offering circular and make arrangements to pay for the Units at the time you subscribe.

Q:	Is there any minimum investment required?

A:	Yes. The minimum initial investment in this offering is $110.00. You should note that an investment in our Units will not, in itself create a retirement plan and that, in order to create a retirement plan, you must comply with all applicable provisions of the Code. In the Manager’s discretion, we may in the future increase or decrease the minimum investment amount for all new purchasers. We will disclose any new minimum investment amount on the RootsCom Platform at least two days in advance of that new minimum amount taking effect. Factors that the Manager may consider in modifying the minimum investment amount include, but are not limited to, our need for additional capital, the success of our prior capital-raising efforts, and the amount of money raised from our investors who invest the minimum amount versus the amount of money we have raised from investors contributing greater amounts.

Q:	May I make an investment through my IRA or other tax-deferred retirement account?

A:	Yes. Subject to certain restrictions set forth in this offering circular, you will be able to make an investment through your individual retirement account, or IRA, or other tax-deferred account. When making investment decisions, you should consider, at a minimum, (i) whether the investment is in accordance with the documents and instruments governing your IRA or other deferred tax account; (ii) whether the investment is consistent with the fiduciary and other obligations associated with your IRA or other tax deferred account; (iii) whether the investment will generate an unacceptable amount of Unrelated Business Taxable Income, or “UBTI,” for your IRA or other tax deferred account; (iv) whether you will be able to comply with the requirements under the Employee Retirement Income Security Act of 1974, as amended, or ERISA, and the Code that you value the assets of the IRA or other tax deferred account annually; and (v) whether the investment would constitute a prohibited transaction under applicable law.

Q:	Are there special considerations that apply to employee benefit plans subject to ERISA or other retirement plans that are investing in Units?

A:	Yes. The section of the offering circular entitled “ERISA Considerations” describes the effect the purchase of Units will have on IRAs and retirement plans subject to ERISA, and/or the Code. ERISA is a federal law that regulates the operation of certain tax-advantaged retirement plans. Any retirement plan trustee or individual considering purchasing Units for a retirement plan or an IRA should carefully read that section of the offering circular. We may make some investments that generate UBTI or, in certain circumstances, can result in a tax being imposed on us. Although we do not expect the amount of such income to be significant, there can be no assurance in this regard.

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Q:	Is there a maximum investment?

A:	Yes. You cannot own more than 9.8% in value of our outstanding Units or more than 9.8% in value or number of Units, whichever is more restrictive, of our outstanding Units at any time. Additionally, if you do not qualify as an accredited investor, you may invest no more than the greater of (i) 10% of your annual income, or (ii) 10% of your net worth, as calculated under Rule 501 of Regulation D. If you want to invest more than the limitations set forth in the preceding sentence, you must qualify as an “accredited investor” as defined in Rule 501 of Regulation D.

Q:	How will the Company’s NAV per Unit be calculated?

A:	The Manager will calculate our NAV per Unit. The NAV per Unit calculation will reflect the total value of our assets minus the total value of our liabilities, divided by the number of Units outstanding as of the close of the last business day of the prior fiscal quarter. Our real estate assets, loans, and investments will constitute a significant component of our total assets. We will take estimated values of each of our real estate assets, loans, and investments, including related liabilities, based upon performance, market default rates, discount rates, loss severity rates, and, if the Manager deems it necessary, individual appraisal reports of the underlying real estate assets provided periodically by an independent valuation expert. The independent valuation expert will not be responsible for, or prepare, our quarterly NAV per Unit. However, we may hire a third party to calculate, or assist with calculating, the quarterly NAV per Unit. See “Description of Our Units—Valuation Policies” for more details about our NAV and how it will be calculated.

Q:	How exact will the calculation of the quarterly NAV per Unit be?

A:	Our goal is to provide a reasonable estimate of the value of the Units as of the end of each fiscal quarter. Our assets will consist principally of ownership of a diverse portfolio of single family and multifamily properties located in target markets, initially in the State of Georgia (and more specifically, the Atlanta MSA), but also potentially target markets throughout the United States, and real estate backed loans to our Manager and/or Sponsor. The valuation of the real estate investments by our Manager (with the input of our independent valuation expert, as needed) is subject to a number of subjective judgments and assumptions that may not prove to be accurate. The use of different judgments or assumptions would likely result in different estimates of the value of our real estate investments. Moreover, although we evaluate and provide our NAV per Unit on a quarterly basis, our NAV per Unit may fluctuate daily, so that the NAV per Unit in effect for any fiscal quarter does not represent (i) the price at which our Units would trade on a national securities exchange, (ii) the amount per Unit a Member would obtain if he, she or it tried to sell his, her or its Units or (iii) the amount per Unit Members would receive if we liquidated our assets and distributed the proceeds after paying all our expenses and liabilities. Further, for any given quarter, our published NAV per Unit may not fully reflect certain material events to the extent that they are not known or their financial impact on our portfolio is not immediately quantifiable. We will use commercially reasonable efforts to monitor whether a material event occurs in between quarterly updates of NAV that we reasonably believe would cause our NAV per Unit to change by 5% or more from the last disclosed NAV. While this offering is ongoing, if we reasonably believe that such a material event has occurred, we will calculate and disclose the updated NAV per Unit and the reason for the change in an offering circular supplement as promptly as reasonably practicable, and will update the NAV per Unit information provided on our website. Any resulting potential disparity in our NAV per Unit may be in favor of either Members who have their Units redeemed, or Members who buy new Units, or existing Members. See “Description of Our Units—Valuation Policies.”

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Q:	What is the structure of the REIT?

A:	The chart below shows the relationship among the Company and its affiliates, including its Manager and the Sponsor.

Larry Dorfman (Founder)
Daniel Dorfman (Founder)
Key Employees
Investors
Seed InvestCo, LLC (Georgia)
Larry Dorfman
Daniel Dorfman
Investors
Roots REIT Management, LLC (Georgia)
Manager
Roots Real Estate Investment Community I, LLC (Georgia)

Q:	Who can help answer an investor’s questions about the offering?

A:	If an investor has more questions about the offering or wishes to obtain additional copies of this offering circular, the investor should contact the Company by email at investments@investwithroots.com or by mail or phone at:

Roots Real Estate Investment Community I, LLC

1344 La France Street NE

Atlanta, GA 30307

(404)-732-5910

Attn: Investor Relations

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Risk Factors

An investment in the Units involves substantial risks. You should carefully consider the following risk factors in addition to the other information contained in this offering circular before purchasing the Units. You should purchase the Units only if you can afford a complete loss of your investment. The risks and uncertainties discussed below are not the only ones we face, but do represent those risks and uncertainties that we believe are most significant to our business, operating results, prospects and financial condition. Some statements in this offering circular, including statements in the following risk factors, constitute forward-looking statements. See “Cautionary Note Regarding Forward-Looking Information.”

Risks Related to an Investment in Roots Real Estate Investment Community I, LLC

Because no public trading market for our Units currently exists, it will be difficult for you to sell your Units and, if you are able to sell your Units, you will likely sell them at a substantial discount to the public offering price.

Our operating agreement does not require the Manager to seek Member approval to liquidate our assets by a specified date, nor does our operating agreement require the Manager to list our Units for trading on a national securities exchange by a specified date. There is no public market for our Units. While we and our affiliates may explore developing a secondary trading market for our Units, it is possible that we will not be able to, or will decide not to, develop such a market. Our operating agreement prohibits the ownership of more than 9.8% in value of our outstanding Units or more than 9.8% in value or number of Units, whichever is more restrictive, of our outstanding Units unless exempted prospectively or retroactively by the Manager, which may inhibit large investors from purchasing your Units. Following the conclusion of this offering, in its sole discretion, including to protect our operations and our remaining Members, to prevent an undue burden on our liquidity or to preserve our status as a REIT, the Manager could amend, suspend or terminate our Unit redemption program without notice. Further, the Unit redemption program includes numerous restrictions that would limit your ability to sell your Units. We describe these restrictions in more detail under “Description of Our Units — Quarterly Redemption Program.” Therefore, it will be difficult for you to sell your Units promptly or at all. If you are able to sell your Units, you would likely have to sell them at a substantial discount to their public offering price. It is also likely that your Units would not be accepted as the primary collateral for a loan. Because of the illiquid nature of our Units, you should purchase Units only as a long-term investment and be prepared to hold them for an indefinite period of time.

If we are unable to find suitable investments, or are delayed in finding suitable investments we may not be able to achieve our investment objectives or pay distributions in a timely manner, or at all.

Our ability to achieve our investment objectives and to pay distributions depends upon the performance of our Manager in the acquisition of real estate that meets our investment guidelines. You must rely entirely on the management abilities of our Manager.

Further, because we are raising a “blind pool” whereby we are not committed to investing in any particular assets, it may be difficult for us to invest the net offering proceeds promptly and on attractive terms.

We cannot assure you that our Manager will be successful in obtaining suitable investments on financially attractive terms or that our objectives will be achieved. If we would continue to be unsuccessful in locating suitable investments, we may ultimately decide to liquidate. In the event we are unable to timely locate suitable investments, we may be unable or limited in our ability to pay distributions, and we may not be able to meet our investment objectives.

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We may allocate the net proceeds from this offering to investments with which you may not agree.

We will have significant discretion in the types of investments we will make with the net proceeds of this offering. You will be unable to evaluate the manner in which the net proceeds of this offering will be invested or the economic merit of our expected investments and, as a result, we may use the net proceeds from this offering to invest in investments with which you may not agree. The failure of our management to apply these proceeds effectively or find investments that meet our investment criteria in sufficient time or on acceptable terms could result in unfavorable returns and could cause the value of our Units to decline.

We may be unable to pay or maintain cash distributions or increase distributions over time.

There are many factors that can affect the availability and timing of cash distributions to our Members. Distributions are based primarily on anticipated cash flow from operations over time. The amount of cash available for distributions is affected by many factors, such as the performance of our Manager in selecting investments, selecting tenants for our properties and securing financing arrangements, our ability to buy properties as offering proceeds become available, the amount of rental income from our properties, and our operating expense levels, as well as many other variables. We may not always be in a position to pay distributions to you and any distributions we do make may not increase over time. In addition, our actual results may differ significantly from the assumptions used by the Manager in establishing the distribution rate to our Members. There also is a risk that we may not have sufficient cash flow from operations to fund distributions required to qualify as a REIT or maintain our REIT status.

We may pay some of our distributions from sources other than cash flow from operations, including borrowings, proceeds from asset sales or the sale of our securities in this or future offerings, which may reduce the amount of capital we ultimately invest in real estate and may negatively impact the value of your investment in our Units.

To the extent that cash flow from operations is insufficient to fully cover our distributions to our Members, we may pay some of our distributions from sources other than cash flow from operations. Such sources may include borrowings, proceeds from asset sales or the sale of our securities in this or future offerings. We have no limits on the amounts we may pay from sources other than cash flow from operations. The payment of distributions from sources other than cash provided by operating activities may reduce the amount of proceeds available for investment and operations or cause us to incur additional interest expense as a result of borrowed funds, and may cause subsequent investors to experience dilution. This may negatively impact the value of your investment in our Units.

Because we may pay distributions from sources other than our cash flow from operations, distributions at any point in time may not reflect the current performance of our properties or our current operating cash flows.

Our organizational documents permit us to make distributions from any source, including the sources described in the risk factor above. Because the amount we pay out in distributions may exceed our earnings and our cash flow from operations, distributions may not reflect the current performance of our properties or our current operating cash flows. To the extent distributions exceed cash flow from operations, distributions may be treated as a return of your investment and could reduce your basis in our Units. A reduction in a Member’s basis in our Units could result in the Member recognizing more gain upon the disposition of his or her Units, which, in turn, could result in greater taxable income to such Member.

Future disruptions in the financial markets or deteriorating economic conditions could adversely impact the residential real estate market as well as the market for debt-related investments generally, which could hinder our ability to implement our business strategy and generate returns to you.

We intend to acquire a portfolio of single family and multifamily real estate assets, which may be significantly impacted by economic conditions. See “Risk Factors — Risks Related to Our Units and Investments in Real Estate.” The value of our real estate assets or the collateral securing or underlying any debt investment we make could decrease below our investment or outstanding principal amount of such investment. In addition, revenues on the properties and other assets underlying any investments we may make could decrease, making it more difficult for tenants or operators to meet their payment obligations to us. Each of these factors would increase the likelihood of default, which would likely have a negative impact on the value of our investment.

Future disruptions in the financial markets or deteriorating economic conditions may also impact the market for our investments and the volatility of our investments. The returns available to investors in our targeted investments are determined, in part, by: (i) the supply and demand for such investments and (ii) the existence of a market for such investments, which includes the ability to sell or finance such investments. During periods of volatility, the number of investors participating in the market may change at an accelerated pace. If either demand or liquidity increases, the cost of our targeted investments may increase. As a result, we may have fewer funds available to make distributions to investors.

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All of the factors described above could adversely impact our ability to implement our business strategy and make distributions to our investors and could decrease the value of an investment in us.

This is a blind pool offering, and we are not committed to acquiring any particular investments with the net proceeds of this offering. You may not have the opportunity to evaluate our investments before we make them, which makes your investment more speculative.

This is a blind pool offering whereby we have not yet acquired and are not committed to acquiring any particular assets or investments with the net proceeds of this offering. Apart from any investments that may be described in supplements to this offering circular, we are not able to provide you with any information to assist you in evaluating the merits of any specific investments that we may make. We will seek to invest substantially all of the offering proceeds available for investment, after the payment of fees and expenses, in residential properties located in target markets throughout the United States. Except as noted above, because you will be unable to evaluate the economic merit of assets before we invest in them, you will have to rely entirely on the ability of our Manager to select suitable and successful investment opportunities. These factors increase the risk that your investment may not generate returns comparable to our competitors.

Because we are limited in the amount of funds we can raise, we will be limited in the number and type of investments we make and the value of your investment in us will fluctuate with the performance of the specific assets we acquire.

This offering is being made on a “best efforts” basis and we may begin to invest net proceeds from this offering immediately after the commencement of this offering. Further, under Regulation A, we are only allowed to raise up to $75 million in any 12-month period pursuant to this offering (although we may raise capital in other ways). We expect the size of the residential real estate loans and equity investments that we will make will average about $120,000 to $5.0 million per asset. If we are unable to raise substantial funds, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments that we make. Further, we will have certain fixed operating expenses, including certain filings with the SEC, regardless of whether we are able to raise substantial funds in this offering. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income, reducing our net income and limiting our ability to make distributions.

Our investments may be concentrated and will be subject to risk of default.

While we intend to diversify our portfolio of investments in the manner described in this offering circular, we are not required to observe specific diversification criteria. To the extent that our portfolio is concentrated in any one geographic region, downturns relating generally to such region may result in tenant defaults with respect to our real estate assets within a short time period, which may reduce our net income and the value of our Units and accordingly may reduce our ability to pay distributions to you.

We are dependent on our Manager and Seed InvestCo, LLC’s key personnel for our success.

Our future depends, in part, on the continued contributions of our Manager and Seed InvestCo, LLC’s key personnel, each of whom would be difficult to replace. In particular, Larry Dorfman and Daniel Dorfman are critical to the management of our business and operations and the development of our strategic direction. The loss of the services of Larry and/or Daniel Dorfman, or other executive officers or key personnel and the process to replace any key personnel would involve significant time and expense and may significantly delay or prevent the achievement of our business objectives.

We may change our targeted investments without Member consent.

The Manager may change our targeted investments and asset allocation at any time without the consent of our Members, which could result in our making investments that are different from, and possibly riskier than, the investments described in this offering circular. A change in our targeted investments may increase our exposure to interest rate risk, default risk and real estate market fluctuations, all of which could adversely affect the value of our Units and our ability to make distributions to you. Furthermore, a change in our asset allocation could result in our making investments in asset categories different from those described in this offering circular.

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The market in which we participate is competitive and, if we do not compete effectively, our operating results could be harmed.

The real estate investment market is competitive. We expect competition to persist and potentially intensify in the future, which could harm our operating results. Our principal competitors include major financial institutions, private equity funds, real estate investment trusts, insurance companies, private investment funds, hedge funds, as well as online platforms that compete with the RootsCom Platform. Competition could result in the failure of the RootsCom Platform to achieve or maintain more widespread market acceptance, which could harm our business. In addition, in the future, we and the RootsCom Platform may experience new competition from more established internet companies possessing large, existing customer bases, substantial financial resources and established distribution channels. If any of these companies or any major financial institution, acquire one of our existing competitors or form a strategic alliance with one of our competitors, our ability to compete effectively could be significantly compromised and our operating results could be harmed.

Many of our competitors listed above have significantly more financial and other resources than we do and may be able to devote greater resources to the development and support of their platforms and distribution channels. We may not be able to compete successfully with those competitors for investments. In addition, the number of entities and the amount of funds competing for suitable investments may increase. If we pay higher prices for investments, our returns will be lower and the value of our assets may not increase or may decrease significantly below the amount we paid for such assets. If such events occur, you may experience a lower return on your investment.

The online real estate investing industry is driven by constant innovation. If we or the RootsCom Platform are unable to compete with such companies and meet the need for innovation, the demand for the RootsCom Platform could stagnate or substantially decline.

Our Manager’s due diligence of potential investments may not reveal all of the liabilities associated with such investments and may not reveal other weaknesses in such investments, which could lead to investment losses.

Before making an investment, our Manager assesses the strengths and weaknesses of the asset as well as other factors and characteristics that are material to the performance of the investment. In making the assessment and otherwise conducting customary due diligence, our Manager relies on resources available to it and, in some cases, an investigation by third parties. There can be no assurance that our Manager’s due diligence process will uncover all relevant facts or that any investment will be successful.

If the security of our investors’ confidential information stored in our Sponsor’s systems is breached or otherwise subjected to unauthorized access, your secure information may be stolen.

The investment portal on the RootsCom website may store investors’ bank information and other personally-identifiable sensitive data. Any accidental or willful security breach or other unauthorized access could cause your secure information to be stolen and used for criminal purposes, and you would be subject to increased risk of fraud or identity theft. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, the investment portal on the RootsCom website and its third-party hosting facilities may be unable to anticipate these techniques or to implement adequate preventative measures. In addition, many states have enacted laws requiring companies to notify individuals of data security breaches involving their personal data. These mandatory disclosures regarding a security breach are costly to implement and often lead to widespread negative publicity, which may cause our investors to lose confidence in the effectiveness of our data security measures. Any security breach, whether actual or perceived, would harm our reputation, resulting in a potential loss of investors and adverse effect on the value of your investment in us.

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Risks Related to Compliance and Regulation

There may be deficiencies with our internal controls that require improvements, and if we are unable to adequately evaluate internal controls, we may be subject to sanctions.

As a Tier 2 issuer, we will not need to provide a report on the effectiveness of our internal controls over financial reporting, and we will be exempt from the auditor attestation requirements concerning any such report as long as we are a Tier 2 issuer. We conducted an evaluation of our internal controls and believe we have the necessary framework in place. However, internal controls have inherent limitations. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by our internal controls. However, we believe that our internal controls are effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles, or GAAP.

We may not be successful in availing ourselves of the Investment Company Act exclusion, and even if we are successful, the exclusion would impose limits on our operations, which could adversely affect our operations.

We intend to conduct our operations so that neither we nor any subsidiaries we establish will be required to register as an investment company under the Investment Company Act. We anticipate that we will hold real estate and real estate-related assets described below.

We intend to conduct our operations so that neither we nor any of our subsidiaries will be required to register as investment companies under the Investment Company Act. A person will generally be deemed to be an “investment company” for purposes of the Investment Company Act if, absent an available exception or exemption, it (i) is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities; or (ii) owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis.

If, however, our operations are conducted in such a manner so as to cause us to fall within the definition of an “investment company” under the Investment Company Act, we intend to rely on an exclusion from the definition of investment company provided by Section 3(c)(5)(C) of the Investment Company Act. Section 3(c)(5)(C) of the Investment Company Act as interpreted by the staff of the SEC, requires us to invest at least 55% of our assets in mortgages and other liens on, and interests in, real estate, including fee interests, leasehold interests in real estate and promissory notes fully secured by mortgages solely on real estate, or Qualifying Real Estate Assets, and at least 80% of our assets in Qualifying Real Estate Assets plus real estate related assets.

To classify the assets held by us or any of our subsidiaries as Qualifying Real Estate Assets or real estate-related assets, we will rely on no-action letters and other guidance published by the staff of the SEC regarding those kinds of assets, as well as upon our analyses (in consultation with outside counsel) of guidance published with respect to other types of assets. There can be no assurance that the laws and regulations governing the Investment Company Act status of companies similar to ours, or the guidance from the SEC or its staff regarding the treatment of assets as Qualifying Real Estate Assets or real estate-related assets, will not change in a manner that adversely affects our operations. To the extent that the staff of the SEC provides more specific guidance regarding any of the matters bearing upon our exclusion from the need to register or exclusion under the Investment Company Act, we may be required to adjust our strategy accordingly. Any additional guidance from the staff of the SEC could further inhibit our ability to pursue the strategies that we have chosen.

Although we will monitor our holdings and income in an effort to comply with Section 3(c)(5)(C) and related guidance, there can be no assurance that we will be able to remain in compliance or to maintain our exclusion from registration. If we are required to adjust our strategy, our ability to make certain investments could be limited or we could be required to sell assets in a manner, at a price or at a time that we otherwise would not have chosen. This could negatively affect the value of our Units, the sustainability of our business model and our ability to make distributions.

Registration under the Investment Company Act would require us to comply with a variety of substantive requirements that impose, among other things:

●	limitations on capital structure;
●	restrictions on specified investments;
●	restrictions on leverage or senior securities;
●	restrictions on unsecured borrowings;
●	prohibitions on transactions with affiliates; and
●	compliance with reporting, record keeping, voting, proxy disclosure and other rules and regulations that would significantly increase our operating expenses.

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If we were required to register as an investment company but failed to do so, we could be prohibited from engaging in our business, and criminal and civil actions could be brought against us.

Registration with the SEC as an investment company would be costly, would subject us to a host of complex regulations and would divert attention from the conduct of our business, which could materially and adversely affect us. In addition, if we purchase or sell any real estate assets to avoid becoming an investment company under the Investment Company Act, our net asset value, the amount of funds available for investment and our ability to pay distributions to our Members could be materially adversely affected.

We are not subject to regulatory oversight by any state or federal regulatory agency.

We are not subject to the periodic examinations to which, for example, commercial banks and other thrift institutions are subject. Consequently, our acquisition, financing and disposition decisions and our decisions regarding establishing the fair value of our investments are not subject to periodic review by any governmental agency. Moreover, we are not subject to regulatory oversight relating to our capital, asset quality, management or compliance with laws.

As internet commerce develops, federal and state governments may adopt new laws to regulate internet commerce, which may negatively affect our business.

As internet commerce continues to evolve, increasing regulation by federal and state governments becomes more likely. Our and the RootsCom Platform’s business could be negatively affected by the application of existing laws and regulations or the enactment of new laws applicable to lending. The cost to comply with such laws or regulations could be significant and would increase our operating expenses, and we may be required to pass along those costs to our sponsors in the form of increased fees, which could negatively impact our ability to make real estate investments. In addition, federal and state governmental or regulatory agencies may decide to impose taxes on services provided over the internet. These taxes could discourage the use of the internet as a means of commercial financing, which would adversely affect the viability of the RootsCom Platform.

Laws intended to prohibit money laundering may require us to disclose investor information to regulatory authorities.

The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, or the PATRIOT Act, requires that financial institutions establish and maintain compliance programs to guard against money laundering activities, and requires the Secretary of the U.S. Department of Treasury to prescribe regulations in connection with anti-money laundering policies of financial institutions. The Financial Crimes Enforcement Network, or FinCEN, an agency of the Department of Treasury, has announced that it is likely that such regulations would subject certain pooled investment vehicles to enact anti-money laundering policies. It is possible that there could be promulgated legislation or regulations that would require us or our service providers to share information with governmental authorities with respect to prospective investors in connection with the establishment of antimony laundering procedures. Such legislation and/or regulations could require us to implement additional restrictions on the transfer of our Units to comply with such legislation and/or regulations. We reserve the right to request such information as is necessary to verify the identity of prospective members and the source of the payment of subscription monies, or as is necessary to comply with any customer identification programs required by FinCEN and/or the SEC. In the event of delay or failure by a prospective member to produce any information required for verification purposes, an application for, or transfer of, Units may be refused. We will not have the ability to reject a transfer of Units where all necessary information is provided and any other applicable transfer requirements, including those imposed under the transfer provisions of our operating agreement, are satisfied.

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We are relying on the exemption for insignificant participation by benefit plan investors under ERISA.

The Plan Assets Regulation provides that the assets of an entity will not be deemed to be the assets of a benefits plan if equity participation in the entity by benefit plan investors, including benefit plans, is not significant. The Plan Assets Regulation provides that equity participation in the entity by benefit plan investors is “significant” if at any time 25% or more of the value of any class of equity interest is held by benefit plan investors, which for these purposes includes IRAs (even though IRAs themselves are not subject to regulation under ERISA). Because we are relying on this exemption, we will not accept investments from benefit plan investors equal to or exceeding, in the aggregate, 25% of the value of any class of equity interest. If redemptions of Units cause us to go over this limit, we may redeem Units of benefit plan investors without their consent until we are under the 25% limit. See “ERISA Considerations” for additional information regarding the Plan Assets Regulation.

Risks Related to Conflicts of Interest

There are conflicts of interest between us, our Manager and our Sponsor.

Our Manager is wholly-owned by our Sponsor, and our founders are also principals of our Sponsor, Seed InvestCo, LLC, which indirectly provides asset management and other services to our Manager and us. All of the agreements and arrangements between such parties, including those relating to compensation, are not the result of arm’s length negotiations. Contractual rates are determined by our Manager and affiliates based on industry standards and expectations of what our Manager would be able to negotiate with a third party on an arm’s length basis and are intended to approximate prevailing market rates, but there can be no assurances that the contracts are in fact consistent with the prevailing market rates or terms. Some of the conflicts inherent in our transactions with our Manager and its affiliates are described below. To the extent that such parties take actions that are more favorable to other entities than us, these actions could have a negative impact on our financial performance and, consequently, on distributions to Members and the value of our Units.

The interests of our Manager, its principals and its other affiliates may conflict with your interests.

Our operating agreement provides our Manager with broad powers and authority which may result in one or more conflicts of interest between your interests and those of our Manager, its principals and its other affiliates. This risk is increased by our Manager being controlled by Larry Dorfman and Daniel Dorfman, who are also principals of Seed InvestCo, LLC, and who participates, or expects to participate, directly or indirectly in other offerings by Seed InvestCo, LLC and its affiliates. Potential conflicts of interest include, but are not limited to, the following:

●	Our Manager, its principals and/or its other affiliates are not required to devote all of their time and efforts to our affairs;
●	We pay our Manager substantial management fees regardless of the performance of our portfolio. Our Manager’s entitlement to substantial nonperformance-based compensation might reduce its incentive to devote its time and effort to seeking investments that provide attractive risk-adjusted returns for our portfolio. This in turn could hurt both our ability to make distributions to our Members and the value of our Units; and
●	Our Manager earns acquisition and disposition fees for assets acquired by the Company.

We have agreed to limit remedies available to us and our Members for actions by our Manager.

In the operating agreement, we have agreed to limit the liability of our Manager and to indemnify our Manager against certain liabilities. These provisions are detrimental to Members because they restrict the remedies available to them for actions that might constitute breaches of duty and could reduce Member returns. By purchasing our Units, you will be treated as having consented to the provisions set forth in the operating agreement. In addition, we may choose not to enforce, or to enforce less vigorously, our rights under the operating agreement because of our desire to maintain our ongoing relationship with our Manager.

If Seed InvestCo, LLC establishes additional REITs and other RootsCom Platform investment opportunities in the future, there may be conflicts of interests among the various REIT offerings.

Our Sponsor and our Manager may sponsor and manage, respectively, additional REIT offerings and continue to offer investment opportunities through the RootsCom Platform, including offerings that will acquire or invest in residential real estate assets and other real estate-related assets. These additional REITs may have investment criteria that compete with us. Except under any policies that may be adopted by our Manager or Sponsor, no REIT (including us) or RootsCom Platform investment opportunity will have any duty, responsibility or obligation to refrain from:

●	engaging in the same or similar activities or lines of business as any other REIT or RootsCom Platform investment opportunity;

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●	doing business with any potential or actual tenant, lender, purchaser, supplier, customer or competitor of any REIT or RootsCom Platform investment opportunity;
●	engaging in, or refraining from, any other activities whatsoever relating to any of the potential or actual tenants, lenders, purchasers, suppliers or customers of any REIT or RootsCom Platform investment opportunity;
●	establishing material commercial relationships with another REIT or RootsCom Platform investment opportunity; or
●	making operational and financial decisions that could be considered to be detrimental to another REIT or RootsCom Platform investment opportunity.

In addition, any decisions by our Sponsor or Manager to renew, extend, modify or terminate an agreement or arrangement, or enter into similar agreements or arrangements in the future, may benefit one REIT more than another REIT or limit or impair the ability of any REIT to pursue business opportunities. In addition, third parties may require as a condition to their arrangements or agreements with or related to any one particular REIT that such arrangements or agreements include or not include another REIT, as the case may be. Any of these decisions may benefit one REIT more than another REIT.

Our participation in a co-ownership arrangement could subject us to risks that otherwise may not be present in other real estate investments, which could result in litigation or other potential liabilities that could increase our costs and negatively affect our results of operations.

From time to time, we may enter in co-ownership arrangements with respect to properties. Co-ownership arrangements involve risks generally not otherwise present with an investment in real estate and could result in litigation or other potential liabilities, such as the following:

●	the risk that a co-owner may at any time have economic or business interests or goals that are or become inconsistent with our business interests or goals;
●	the risk that a co-owner may be in a position to take action contrary to our instructions or requests or our policies or objectives or status as a REIT;
●	the possibility that an individual co-owner might become insolvent or bankrupt, or otherwise default under any mortgage loan financing documents applicable to the property, which may constitute an event of default under all of the applicable mortgage loan financing documents, result in a foreclosure and the loss of all or a substantial portion of the investment made by the co-owner, or allow the bankruptcy court to reject the agreements entered into by the co-owners owning interests in the property;
●	the possibility that a co-owner might not have adequate liquid assets to make cash advances that may be required in order to fund operations, maintenance and other expenses related to the property, which could result in the loss of current or prospective tenants and otherwise adversely affect the operation and maintenance of the property, could cause a default under any mortgage loan financing documents applicable to the property and result in late charges, penalties and interest, and could lead to the exercise of foreclosure and other remedies by the lender;
●	the risk that a co-owner could breach agreements related to the property, which may cause a default under, and possibly result in personal liability in connection with, any mortgage loan financing documents applicable to the property, violate applicable securities laws, result in a foreclosure or otherwise adversely affect the property and the coownership arrangement;
●	the risk that we could have limited control and rights, with management decisions made entirely by a third party; and
●	the possibility that we will not have the right to sell the property at a time that otherwise could result in the property being sold for its maximum value.

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In the event that our interests become adverse to those of the other co-owners, we may not have the contractual right to purchase the co-ownership interests from the other co-owners. Even if we are given the opportunity to purchase such co-ownership interests in the future, we cannot guarantee that we will have sufficient funds available at the time to purchase coownership interests from the co-owners.

We might want to sell our co-ownership interests in a given property at a time when the other co-owners in such property do not desire to sell their interests. Therefore, because we anticipate that it will be much more difficult to find a willing buyer for our co-ownership interests in a property than it would be to find a buyer for a property we owned outright, we may not be able to sell our co-ownership interest in a property at the time we would like to sell.

Risks Related to Our Units and Investments in Real Estate

Investing in our Units may involve a high degree of risk.

The investments we make in accordance with our investment objectives may result in a high amount of risk when compared to alternative investment options and volatility or loss of principal. Our investments may be highly speculative and aggressive, are subject to credit risk, interest rate, and market value risks, among others, and therefore an investment in our Units may not be suitable for someone with lower risk tolerance.

We may not realize income or gains from our investments.

We invest to generate both current income and capital appreciation. The investments we invest in may, however, not appreciate in value and, in fact, may decline in value. Accordingly, we may not be able to realize income or gains from our investments. Any gains that we do realize may not be sufficient to offset any other losses we experience. Any income that we realize may not be sufficient to offset our expenses.

Residential real estate equity investments will be subject to risks inherent in ownership of real estate.

Real estate cash flows and values are affected by a number of factors, including competition from other available properties and our ability to provide adequate property maintenance and insurance and to control operating costs. Real estate cash flows and values are also affected by such factors as government regulations (including zoning, usage and tax laws), interest rate levels, the availability of financing, property tax rates, utility expenses, potential liability under environmental and other laws and changes in environmental and other laws. Residential real estate equity investments that we make will be subject to such risks.

Many of our investments are illiquid and we may not be able to vary our portfolio in response to changes in economic and other conditions.

The illiquidity of our target investments may make it difficult for us to sell such investments if the need or desire arises. We expect many of our investments will be illiquid, and if we are required to liquidate all or a portion of our portfolio quickly, we may realize significantly less than the value at which we have previously recorded our investments and our ability to vary our portfolio in response to changes in economic and other conditions may be relatively limited, which could adversely affect our results of operations and financial condition.

If we overestimate the value or income-producing ability or incorrectly price the risks of our investments, we may experience losses.

Analysis of the value or income-producing ability of a residential property is highly subjective and may be subject to error. Our Manager will value our potential investments based on yields and risks, taking into account estimated future losses on select residential real estate equity investments, and the estimated impact of these losses on expected future cash flows and returns. In the event that we underestimate the risks relative to the price we pay for a particular investment, we may experience losses with respect to such investment.

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A prolonged economic slowdown, a lengthy or severe recession or declining real estate values could harm our operations.

Many of our investments may be susceptible to economic slowdowns or recessions, which could lead to financial losses in our investments and a decrease in revenues, net income and assets. An economic slowdown or recession, in addition to other non-economic factors such as an excess supply of properties, could have a material negative impact on the values of residential real estate. Declining real estate values will likely reduce our ability to acquire new real estate assets, since sponsors often use increases in the value of their existing properties to support the purchase or investment in additional properties. Any sustained period of increased payment delinquencies, foreclosures or losses could significantly harm our revenues, results of operations, financial condition, business prospects and our ability to make distributions to you.

Terrorist attacks and other acts of violence or war may affect the value of our Units and underlying investments.

Terrorist attacks may harm the value of our underlying investments and our Units. We cannot assure you that there will not be further terrorist attacks against the United States or U.S. businesses. These attacks or armed conflicts may directly impact the property underlying our investments. More generally, any of these events could cause consumer confidence and spending to decrease or result in increased volatility in the United States and worldwide financial markets and economies. These and other types of adverse economic conditions could harm the value of the property underlying our investments or the securities markets in general which could harm our investment returns and may adversely affect our ability to make distributions.

An epidemic, pandemic or public health crisis, including the ongoing COVID-19 pandemic could have a detrimental impact on our investments and investment performance.

Our business could be materially and adversely affected by the outbreak of a widespread health epidemic or pandemic, such as coronavirus, avian flu or African swine flu. Outbreaks of contagious illnesses occur from time to time around the world. The occurrence of such an outbreak or other adverse public health developments could materially disrupt our investments, including if government authorities impose rent moratoriums, mandatory closures, seek voluntary closures or impose restrictions on operations. If an outbreak reaches pandemic levels, there may also be long-term effects on the economy of the United States. Any of the foregoing could severely disrupt our investments or our ability to make investments and could have a material adverse effect on our business, results of operations, cash flows and financial condition.

Even if a virus or other illness does not spread significantly, the perceived risk of infection or health risk may affect our business. Our operations could also be disrupted if any of our employees or employees of our Manager, Sponsor or third-party service providers were suspected of having a contagious illness or susceptible to becoming infected with a contagious illness.

Former U.S. Secretary of Health and Human Services Alex Azar continually re-renewed the determination that a public health emergency continued to exist due to the COVID-19 pandemic, with his final renewal on January 7, 2021, effective as of January 21, 2021.4 Xavier Becerra, the newly-appointed Secretary of Health and Human Services, has re-renewed such determination multiple times; most recently as of April 12, 2022.5

4 Alex M. Azar II, Renewal of Determination That A Public Health Emergency Exits, U.S. DEPT. OF HEALTH & HUMAN SERVICES (Jan. 7, 2021), https://www.phe.gov/emergency/news/healthactions/phe/Pages/covid19-07Jan2021.aspx.

5 Xavier Becerra, Renewal of Determination That a Public Health Emergency Exists, U.S. DEPT. OF HEALTH & HUMAN SERVICES (Apr. 12, 2022), https://aspr.hhs.gov/legal/PHE/Pages/COVID19-12Apr2022.aspx.

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In January 2021, each of the Pfizer and Moderna vaccines were made available to the American public for selective distribution and a third vaccine (Johnson & Johnson) was approved for emergency use towards the end of February 2021. As of May 12, 2021, all Americans 12 years of age and older are eligible to receive the vaccine.6 As of November 2, 2021, the CDC recommends that all Americans 5 years of age and older receive the vaccine.7 After initial implementation of the vaccines, the 7-day moving average of new cases had decreased since its peak of 250,445 cases on January 11, 2021 to 11,518 cases on June 19, 2021.8 However, a variant of the original SARS-CoV-2 virus, the delta variant, emerged in July 2021 causing a surge in new cases of COVID-19. The delta variant has proven to be more contagious than the previous viral strains. On September 1, 2021 there were a total of 198,868 new cases of COVID-19 recorded by the CDC, and the seven day average jumped to 164,293 cases.9 The current national forecasts of new cases fail to provide a consensus as to how many new cases will occur in the future, so the potential impact of the delta variant is still largely unknown, which is exacerbated by the discovery of the new omicron variant.11 As of May 5, 2022, more than 81.57 million people in the United States have had confirmed COVID-19 infections and more than 994,000 have died.12 As of December 1, 2021, over 220 million eligible people in the United States (5 years and older) were reported to be fully vaccinated.13

The outbreak of the novel coronavirus caused massive disruption in the global economic environment and contributed to significant volatility in financial markets. After initially closing state and local economies in Spring 2020, all states re-opened their economies and loosened prior restrictions by early Fall 2020; however, the surge in delta variant cases and the emergence of the omicron variant has led some states and municipalities to begin reverting to the use of preventative measures. The restrictions previously created, as well as any new restrictions created to curb the spread of the delta variant, the newly-identified omicron variant, or any other variant of the original SARS-CoV-2 virus may continue to create disruption in supply chains, adversely impacting a number of industries.

The impact of COVID-19 on the U.S. and world economies, and the extent and effectiveness of any responses taken on a national and local level, is uncertain and could result in a world-wide economic downturn and disrupt financial markets that impact trading programs in unanticipated and unintended ways. The rapid development of this situation precludes any prediction as to the ultimate adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to our business, regardless of the widespread distribution of the vaccines.

Insurance may not cover all losses on the properties that underlie our investments.

We may have equity investments with underlying properties that have comprehensive insurance, including liability, fire and extended coverage. However, there are certain types of losses, generally of a catastrophic nature, such as earthquakes, floods and hurricanes that may be uninsurable or not economically insurable. For example, some properties may not have terrorism insurance if it is deemed commercially unreasonable. Inflation, changes in building codes and ordinances, environmental considerations, and other factors also might make it infeasible to use insurance proceeds to replace a property if it is damaged or destroyed. Under such circumstances, the insurance proceeds, if any, might not be adequate to restore the economic value of the property, which might impair our security and decrease the value of the property and thus the value of your investment.

Our operating results will be affected by economic and regulatory changes that impact the real estate market in general. Our investments in residential properties will be subject to risks generally attributable to the ownership of real property, including:

●	changes in global, national, regional or local economic, demographic or real estate market conditions;
●	changes in supply of or demand for similar properties in an area;

6 CDC Director Statement on Pfizer’s Use of COVID-19 Vaccine in Adolescents Age 12 and Older, CDC (May 12, 2021), https://www.cdc.gov/media/releases/2021/s0512-advisory-committee-signing.html.

7 CDC Recommends Pediatric COVID-19 Vaccine for Children 5 to 11 Years, CDC (November 2, 2021), https://www.cdc.gov/media/releases/2021/s1102-PediatricCOVID-19Vaccine.html.

8 Trends in Number of COVID-19 Cases and Deaths in the U.S. Reported to CDC, by State/Territory, CDC, https://covid.cdc.gov/covid-data-tracker/#trends_dailytrendscases.

9 Trends in Number of COVID-19 Cases and Deaths in the U.S. Reported to CDC, by State/Territory, CDC, https://covid.cdc.gov/covid-data-tracker/#trends_dailytrendscases.

10 Trends in Number of COVID-19 Cases and Deaths in the U.S. Reported to CDC, by State/Territory, CDC (Updated Dec. 1, 2021), https://covid.cdc.gov/covid-data-tracker/#trends_dailytrendscases.

11 COVID-19 Forecasts: Cases, CDC (Updated October 13, 2021), https://www.aarp.org/politics-society/government-elections/info-2020/coronavirus-state-restrictions.html.

12 COVID Data Tracker, United States COVID-19 Cases, Deaths, and Laboratory Testing (NAATs) by State, Territory, and Jurisdiction, CDC (Updated May 5, 2022), https://covid.cdc.gov/covid-data-tracker/#cases_casesper100klast7days.

13 COVID-19 Vaccinations in the United States, CDC (Updated May 6, 2022), https://covid.cdc.gov/covid-data-tracker/#vaccinations_vacc-total-admin-rate-total.

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●	increased competition for real property investments targeted by our investment strategy;
●	bankruptcies, financial difficulties or lease defaults by our residents;
●	changes in interest rates and availability of financing;
●	changes in the terms of available financing, including more conservative loan-to-value requirements and shorter debt maturities;
●	competition from other residential properties;
●	the inability or unwillingness of residents to pay rent increases;
●	changes in government rules, regulations and fiscal policies, including changes in tax, real estate, environmental and zoning laws;
●	the severe curtailment of liquidity for certain real estate related assets; and
●	rent restrictions due to government program requirements.

All of these factors are beyond our control. Any negative changes in these factors could affect our ability to meet our obligations and make distributions to Members. We are unable to predict future changes in global, national, regional or local economic, demographic or real estate market conditions. For example, a recession or rise in interest rates could make it more difficult for us to lease or dispose of residential properties and could make alternative interest-bearing and other investments more attractive and therefore potentially lower the relative value of the real estate investments we make. These conditions, or others we cannot predict, may adversely affect our results of operations and returns to our Members. In addition, the value of the residential properties underlying our investments may decrease following the date we acquire such assets due to the risks described above or any other unforeseen changes in market conditions. If the value of any of our investments decrease, we may be forced to dispose of the investment at a price lower than the price we paid to acquire it, which could adversely impact the results of our operations and our ability to make distributions and return capital to our investors.

A concentration of our investments in the residential sector or in certain geographic regions may leave our profitability vulnerable to a downturn or slowdown in the sector or state or region.

We expect that our property portfolio will be comprised solely of residential properties. As a result, we will be subject to risks inherent in investments in a single type of property. If our investments are solely in the residential sector, the potential effects on our revenues, and as a result, on cash available for distribution to our Members, resulting from a downturn or slowdown in the residential sector could be more pronounced than if we had more fully diversified our investments. The underlying value of our properties and the ability to make distributions to our Members depend upon the ability of the residents of our properties to generate enough income to pay their rents in a timely manner, and the success of our investments depends upon the occupancy levels, rental income and operating expenses of our properties and our company. Residents’ inability to timely pay their rents may be impacted by employment and other constraints on their personal finances, including debts, purchases and other factors. These and other changes beyond our control may adversely affect our residents’ ability to make rental payments.

In the event of a resident default or bankruptcy, we may experience delays in enforcing our rights as landlord and may incur costs in protecting our investment and re-leasing our property. We may be unable to re-lease the property for the rent previously received. We may be unable to sell a property with low occupancy without incurring a loss. These events and others could cause us to reduce the amount of distributions we make to Members and the value of our Members’ investments to decline. In order to attract residents, we may be required to expend funds for capital improvements and property renovations when residents do not renew their leases or otherwise vacate the properties. In addition, we may require substantial funds to renovate a property in order to sell it, upgrade it or reposition it in the market. If we have insufficient capital reserves, we will have to obtain financing from other sources. We intend to establish capital reserves in an amount we, in our discretion, believe is necessary. A lender also may require escrow of capital reserves in excess of any established reserves. If these reserves or any reserves otherwise established are designated for other uses or are insufficient to meet our cash needs, we may have to obtain financing from either affiliated or unaffiliated sources to fund our cash requirements. We cannot assure our Members that sufficient financing will be available or, if available, will be available on economically feasible terms or on terms acceptable to us. Moreover, certain reserves required by lenders may be designated for specific uses and may not be available for capital purposes such as future capital improvements. Additional borrowing for capital needs and capital improvements will increase our interest expense, and therefore our financial condition and our ability to make cash distributions to our Members may be adversely affected.

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In addition, if our investments are concentrated in a particular state or geographic region, and such state or geographic region experiences economic difficulty disproportionate to the nation as a whole, then the potential effects on our revenues, and as a result, on cash available for distribution to our Members, could be more pronounced than if we had more fully diversified our investments geographically. The geographic concentration of our portfolio may make us particularly susceptible to adverse economic developments in the real estate markets of those areas. In addition to general, regional and national economic conditions, our operating results may be impacted by the economic conditions of the specific markets in which we have concentrations of properties. Any adverse economic or real estate developments in these markets, such as business layoffs or downsizing, industry slowdowns, relocations of businesses, changing demographics and other factors, or any decrease in demand for residential property space resulting from the local business climate, could adversely affect our property revenue, and hence net operating income.

A property that experiences significant vacancy could be difficult to sell or re-lease.

A property may experience significant vacancy through the eviction of residents and/or the expiration of leases. Certain of the residential properties in which we invest may have some level of vacancy at the time of our acquisition of the property and we may have difficulty obtaining new residents. If vacancies continue for a long period of time, we may suffer reduced revenues resulting in lower cash distributions to Members. In addition, the resale value of the property could be diminished because the market value may depend principally upon the value of the leases of such property.

We will compete with numerous other persons and entities for real estate investments.

We will be subject to significant competition in seeking real estate investments and residents. We will compete with many third parties engaged in real estate investment activities, including other REITs, specialty finance companies, savings and loan associations, banks, mortgage bankers, insurance companies, mutual funds, institutional investors, investment banking firms, lenders, hedge funds, governmental bodies and other entities. Many of our competitors may have substantially greater financial and other resources than we have and may have substantially more operating experience than us. They may also enjoy significant competitive advantages that result from, among other things, a lower cost of capital. There is no assurance that we will be able to invest in residential properties on favorable terms, if at all. These factors could adversely affect our results of operations, financial condition, value of our investments and ability to pay distributions to you.

Competition from multifamily communities and housing alternatives for residents could reduce our profitability and the return on your investment.

The multifamily property market in particular is highly competitive. This competition could reduce occupancy levels and revenues at our properties, which would adversely affect our operations. We will face competition from many sources, including from multifamily properties in our target markets. In addition, overbuilding of multifamily properties may occur, which would increase the number of multifamily homes available and may decrease occupancy and unit rental rates. Furthermore, properties we invest in most likely will compete with numerous housing alternatives in attracting residents, including owner-occupied single and multifamily homes available to rent or purchase. Competitive housing in a particular area and the increasing affordability of owner-occupied single- and multifamily homes available to rent or buy (caused by declining mortgage interest rates and government programs to promote home ownership) could adversely affect our ability to retain our residents, lease homes and increase or maintain rental rates.

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Our strategy for acquiring value-enhancement properties involves greater risks than more conservative investment strategies.

We expect to implement a “value-enhancement” strategy for over 95% of our investment portfolio. Our value-enhancement strategy involves the acquisition of under-managed and/or dated properties and the investment of additional capital to make strategic upgrades of the interiors, and sometimes exteriors, of the homes. These opportunities will vary in degree based on the specific business plan for each asset, but could include new appliances, upgraded cabinets, countertops and flooring. Our strategy for acquiring value-enhancement properties involves greater risks than more conservative investment strategies. The risks related to these value enhancement investments include risks related to delays in the repositioning or improvement process, higher than expected capital improvement costs, possible borrowings necessary to fund such costs, and ultimately that the repositioning process may not result in the higher rents and occupancy rates. In addition, our value-enhancement properties may not produce revenue while undergoing capital improvements. Furthermore, we may also be unable to complete the improvements of these properties and may be forced to hold or sell these properties at a loss. For these and other reasons, we cannot assure you that we will realize growth in the value of our value-enhancement properties, and as a result, our ability to make distributions to our Members could be adversely affected.

Residential properties are illiquid investments, and we may be unable to adjust our portfolio in response to changes in economic or other conditions or sell a property if or when we decide to do so.

Residential properties are illiquid investments. We may be unable to adjust our portfolio in response to changes in economic or other conditions. In addition, the real estate market is affected by many factors, such as general economic conditions, availability of financing, interest rates, supply and demand, and other factors that are beyond our control. We cannot predict whether we will be able to sell any real property for the price or on the terms set by us, or whether any price or other terms offered by a prospective purchaser would be acceptable to us. We cannot predict the length of time needed to find a willing purchaser and to close the sale of a real property. Additionally, we may be required to expend funds to correct defects or to make improvements before a real property can be sold. We cannot assure you that we will have funds available to correct such defects or to make such improvements.

Our residential properties will be subject to property taxes that may increase in the future, which could adversely affect our cash flow.

Our residential properties will subject to real and personal property taxes, as well as excise taxes, that may increase as tax rates change and as the properties are assessed or reassessed by taxing authorities. As the owner of the properties, we will be ultimately responsible for payment of the taxes to the applicable government authorities. If we fail to pay any such taxes, the applicable taxing authority may place a lien on the real property and the real property may be subject to a tax sale. In addition, we will generally be responsible for real property taxes related to any vacant space.

Uninsured losses or costly premiums for insurance coverage relating to real property may adversely affect your returns.

We intend to ensure that all of the residential properties in which we invest will be adequately insured against casualty losses. The nature of the activities at certain properties we may acquire, may expose us and our operators to potential liability for personal injuries and property damage claims. In addition, there are types of losses, generally catastrophic in nature, such as losses due to wars, acts of terrorism, earthquakes, floods, tornadoes, hurricanes, pollution or environmental matters that are uninsurable or not economically insurable, or may be insured subject to limitations, such as large deductibles or co-payments. Risks associated with potential acts of terrorism could sharply increase the premiums we pay for coverage against property and casualty claims. Mortgage lenders sometimes require residential property owners to purchase specific coverage against acts of terrorism as a condition for providing mortgage loans. These policies may not be available at a reasonable cost, if at all, which could inhibit our ability to finance or refinance our properties. In such instances, we may be required to provide other financial support, either through financial assurances or self-insurance, to cover potential losses. Changes in the cost or availability of insurance could expose us to uninsured casualty losses. In the event that any of our properties incurs a casualty loss that is not fully covered by insurance, the value of our assets will be reduced by any such uninsured loss. In addition, we cannot assure you that funding will be available to us for repair or reconstruction of damaged real property in the future. Costs of complying with governmental laws and regulations related to environmental protection and human health and safety may be high.

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All real property investments and the operations conducted in connection with such investments are subject to federal, state and local laws and regulations relating to environmental protection and human health and safety.

Some of these laws and regulations may impose joint and several liability on customers, owners or operators for the costs to investigate or remediate contaminated properties, regardless of fault or whether the acts causing the contamination were legal. Under various federal, state and local environmental laws, a current or previous owner or operator of real property may be liable for the cost of removing or remediating hazardous or toxic substances on such real property. These environmental laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. In addition, the presence of hazardous substances, or the failure to properly remediate these substances, may adversely affect our ability to sell, rent or pledge such real property as collateral for future borrowings. Environmental laws also may impose restrictions on the manner in which real property may be used or businesses may be operated. Some of these laws and regulations have been amended so as to require compliance with new or more stringent standards as of future dates. Compliance with new or more stringent laws or regulations or stricter interpretation of existing laws may require us to incur material expenditures. Future laws, ordinances or regulations may impose material environmental liability.

Additionally, the existing condition of land when we buy it, operations in the vicinity of our properties, such as the presence of underground storage tanks, or activities of unrelated third parties, may affect our properties. There are also various local, state and federal fire, health, life-safety and similar regulations with which we may be required to comply and which may subject us to liability in the form of fines or damages for noncompliance. In connection with the acquisition and ownership of our properties, we may be exposed to these costs in connection with such regulations. The cost of defending against environmental claims, any damages or fines we must pay, compliance with environmental regulatory requirements or remediating any contaminated real property could materially and adversely affect our business and results of operations, lower the value of our assets and, consequently, lower the amounts available for distribution to our Members.

Potential Company liability for environmental matters could adversely affect our financial condition.

Although we intend to subject our residential properties to an environmental assessment prior to acquisition, we may not be made aware of all the environmental liabilities associated with a property prior to its purchase. There may be hidden environmental hazards that may not be discovered prior to acquisition. The costs of investigation, remediation or removal of hazardous substances may be substantial. In addition, the presence of hazardous substances on one of our properties, or the failure to properly remediate a contaminated property, could adversely affect our ability to sell or rent the property or to borrow using the property as collateral. Various federal, state and local environmental laws impose responsibilities on an owner or operator of real estate and subject those persons to potential joint and several liabilities. Typical provisions of those laws include:

●	responsibility and liability for the costs of investigation, removal, or remediation of hazardous substances released on or in real property, generally without regard to knowledge of or responsibility for the presence of the contaminants;
●	liability for claims by third parties based on damages to natural resources or property, personal injuries, or costs of removal or remediation of hazardous or toxic substances in, on, or migrating from our property;
●	responsibility for managing asbestos-containing building materials, and third-party claims for exposure to those materials; and
●	environmental laws also may impose restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require expenditures.

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The costs associated with complying with the Americans with Disabilities Act may reduce the amount of cash available for distribution to our Members.

Investment in properties may also be subject to the Americans with Disabilities Act of 1990, as amended, or the ADA. Under the ADA, all places of public accommodation are required to comply with federal requirements related to access and use by disabled persons. We are committed to complying with the ADA to the extent to which it applies. The ADA has separate compliance requirements for “public accommodations” and “commercial facilities” that generally require that buildings and services be made accessible and available to people with disabilities. With respect to the properties we invest in, the ADA’s requirements could require us to remove access barriers and could result in the imposition of injunctive relief, monetary penalties or, in some cases, an award of damages. We will attempt to invest in properties that comply with the ADA or place the burden on the seller or other third party, such as residents, to ensure compliance with the ADA. We cannot assure you that we will be able to invest in properties or allocate responsibilities in this manner. Any monies we use to comply with the ADA will reduce the amount of cash available for distribution to our Members. To the extent we invest in age-restricted communities, we may incur liability by failing to comply with the Fair Housing Act, the Housing for Older Persons Act or certain state regulations, which may affect cash available for distribution to our Members.

Risks Related to Our Corporate Structure

Our operating agreement permits the Manager to authorize the issuance of Units with terms that may subordinate the rights of Members or discourage a third party from acquiring us in a manner that might result in a premium price to our Members.

Our Manager has the right, in its sole discretion, to designate one or more additional classes of Units, with such rights and preferences senior or junior to the current class of Units. Specifically, the Manager could authorize the issuance of a class of units with terms and conditions that have a priority as to distributions and amounts payable upon liquidation over the rights of the holders of our Units being issued hereunder

The Manager may change certain of our policies without Member approval, which could alter the nature of your investment. If you do not agree with the decisions of the Manager, you only have limited control over changes in our policies and operations and may not be able to change such policies and operations.

The Manager determines our major policies, including our policies regarding investments, financing, growth, debt capitalization, REIT qualification and distributions. The Manager may amend or revise these and other policies without a vote of our Members. As a result, the nature of your investment could change without your consent. If the Manager determines to make any such change, we will notify our Members through a supplement to this offering circular, a letter to our Members and/or a public filing with the SEC.

Under the Georgia Limited Liability Company Act and our operating agreement, our Members generally have a right to vote only on the following:

●	the removal of a Manager (and appointment of replacement manager);
●	an amendment of our operating agreement, except that the Manager may amend Schedule A of our operating agreement without Member approval following the issuance, redemption, repurchase, or disposition of membership interests in the Company;
●	any action that would be in contravention of our operating agreement;
●	the possession of, or assignment of rights in, our property or property owned by our subsidiaries for other than Company purposes;
●	the filing of a voluntary petition to initiate insolvency, bankruptcy, or other relief for debtors with respect to the Company or any of its subsidiaries; and
●	a merger or consolidation, a conversion, a statutory Unit exchange or the sale or other disposition of all or substantially all of our assets.

All other matters are subject to the discretion of the Manager.

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Our rights and the rights of our Members to recover claims against our principals and our Manager are limited, which could reduce your and our recovery against them if they cause us to incur losses.

Georgia law provides that a manager has no liability in that capacity if he or she performs his or her duties in good faith and in compliance with the law. Our operating agreement and management agreement, in the case of our Manager and its affiliates, require us, to the maximum extent permitted by Georgia law, to indemnify and advance expenses to our Manager and its affiliates. Our operating agreement permits us to provide such indemnification and advance for expenses to our Manager and its affiliates. Additionally, our operating agreement limits, to the maximum extent permitted by Georgia law, the liability of our Manager and its affiliates to us and our Members for monetary damages. We and our Members may have more limited rights against our Manager and its affiliates, than might otherwise exist under common law, which could reduce our Members’ and our recovery against it. In addition, our Manager is not required to retain cash to pay potential liabilities and it may not have sufficient cash available to pay liabilities if they arise. If our Manager is held liable for a breach of its fiduciary duty to us, or a breach of its contractual obligations to us, we may not be able to collect the full amount of any claims we may have against our Manager. We may be obligated to fund the defense costs incurred by our Manager in some cases, which would decrease the cash otherwise available for distribution to our Members.

Your interest in us will be diluted if we issue additional Units.

Existing Members and potential investors in this offering do not have preemptive rights to any Units issued by us in the future. Subject to any limitations set forth under Georgia law, the Manager may classify or reclassify any unissued Units into other classes of Units without the necessity of obtaining Member approval. All of such Units may be issued in the discretion of the Manager. Investors purchasing Units in this offering likely will suffer dilution of their equity investment in us, in the event that we (1) sell Units in this offering or sell additional Units in the future, including those issued pursuant to our distribution reinvestment plan, (2) sell securities that are convertible into Units, (3) issue Units in a private offering of securities to institutional investors, or (4) issue Units to our Manager, its successors or assigns in payment of an outstanding fee obligation as set forth under our management agreement.

Federal Income Tax Risks

Failure to qualify as a REIT would cause us to be taxed as a regular corporation, which would substantially reduce funds available for distributions to our Members.

We believe that our organization, prior and proposed ownership, and method of operation have enabled and will continue to enable us to meet the requirements for qualification and taxation as a REIT. However, we cannot assure you that we will qualify as such. This is because qualification as a REIT involves the application of highly technical and complex provisions of the Code as to which there are only limited judicial and administrative interpretations and involves the determination of facts and circumstances not entirely within our control. Future legislation, new regulations, administrative interpretations or court decisions may significantly change the tax laws or the application of the tax laws with respect to qualification as a REIT or the U.S. federal income tax consequences of such qualification.

If we fail to qualify as a REIT in any taxable year, we will face serious tax consequences that will substantially reduce the funds available for distributions to our Members because:

●	we would not be allowed a deduction for distributions paid to Members in computing our taxable income and would be subject to U.S. federal income tax at regular corporate rates;
●	we could be subject to increased state and local taxes; and
●	unless we are entitled to relief under certain U.S. federal income tax laws, we could not re-elect REIT status until the fifth calendar year after the year in which we failed to qualify as a REIT.

In addition, if we fail to qualify as a REIT, we will no longer be required to make distributions. As a result of all these factors, our failure to qualify as a REIT could impair our ability to expand our business and raise capital, and it would adversely affect the value of our Units. See “U.S. Federal Income Tax Considerations” for a discussion of material U.S. federal income tax consequences relating to us and our Units.

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Even if we qualify as a REIT, we may owe other taxes that will reduce our cash flows.

Even if we qualify for taxation as a REIT, we may be subject to certain U.S. federal, state and local taxes on our income and assets, on taxable income that we do not distribute to our Members, on net income from certain “prohibited transactions,” and on income from some activities conducted as a result of a foreclosure, and state or local income, property and transfer taxes. For example, to the extent we satisfy the 90% distribution requirement but distribute less than 100% of our REIT taxable income, we will be subject to U.S. federal corporate income tax on our undistributed taxable income. We also will be subject to a 4% nondeductible excise tax if the actual amount that we distribute to our Members in a calendar year is less than a minimum amount specified under the Code. As another example, we are subject to a 100% “prohibited transaction” tax on any gain from a sale of property that is characterized as held for sale, rather than investment, for U.S. federal income tax purposes, unless we comply with a statutory safe harbor or earn the gain through a taxable REIT subsidiary (“TRS”). Further, any TRS that we establish will be subject to regular corporate U.S. federal, state and local taxes. Any of these taxes would decrease cash available for distribution to Members.

REIT distribution requirements could adversely affect our liquidity and may force us to borrow funds during unfavorable market conditions.

In order to qualify as a REIT and maintain REIT status and to meet the REIT distribution requirements, we may need to borrow funds on a short-term basis or sell assets, even if the then-prevailing market conditions are not favorable for these borrowings or sales. In addition, we may need to reserve cash (including proceeds from this offering) to satisfy the REIT distribution requirements, even though there are attractive investment opportunities that may be available. To qualify as a REIT, we generally must distribute to our Members at least 90% of our REIT taxable income each year, computed without regard to the dividends paid deduction and excluding net capital gains. In addition, we will be subject to corporate income tax to the extent we distribute less than 100% of our REIT taxable income, as adjusted. We intend to make distributions to our Members to comply with the requirements of the Code for REITs and to minimize or eliminate our corporate income tax obligation to the extent consistent with our business objectives. Our cash flows from operations may be insufficient to fund required distributions, for example as a result of differences in timing between the actual receipt of income and the recognition of income for U.S. federal income tax purposes, the effect of non-deductible capital expenditures, the creation of reserves or required debt service or amortization payments. If we have insufficient cash flows to cover our distribution requirements, the shortfall could require us to seek and raise short- and long-term debt or sell equity securities in order to fund distributions required to maintain our REIT status. In addition, we will be subject to a 4% nondeductible excise tax on the amount, if any, by which distributions paid by us in any calendar year are less than the sum of 85% of our ordinary income, 95% of our capital gain net income and 100% of our undistributed income from prior years. To address and/or mitigate some of these issues, we may make taxable distributions that are in part paid in cash and in part paid in our Units. In such cases our Members may have tax liabilities from such distributions in excess of the cash they receive. It also is possible the taxable Unit distribution will not count towards our distribution requirement, in which case adverse consequences could apply.

If we fail to invest a sufficient amount of the net proceeds from selling our Units in real estate assets within one year from the receipt of the proceeds, we could fail to qualify as a REIT.

Temporary investment of the net proceeds from sales of our Units in short-term securities and income from such investment generally will allow us to satisfy various REIT income and asset requirements, but only during the one-year period beginning on the date we receive the net proceeds. If we are unable to invest a sufficient amount of the net proceeds from sales of our Units in qualifying real estate assets within such one-year period, we could fail to satisfy one or more of the gross income or asset tests and/or we could be limited to investing all or a portion of any remaining funds in cash or cash equivalents. If we fail to satisfy any such income or asset test, unless we are entitled to relief under certain provisions of the Code, we could fail to qualify as a REIT. See “U.S. Federal Income Tax Considerations.”

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If we form a TRS, our overall tax liability could increase.

Any TRS we form will be subject to U.S. federal, state and local income tax on its taxable income. Accordingly, although our ownership of any TRSs may allow us to participate in the operating income from certain activities that we could not participate in without violating the REIT income tests requirements of the Code or incurring the 100% tax on gains from prohibited transactions, the TRS through which we earn such operating income or gain will be fully subject to corporate income tax. The after-tax net income of any TRS would be available for distribution to us; however, any dividends received by us from our domestic TRSs will only be qualifying income for the 95% REIT income test, not the 75% REIT income test. If we have any non-U.S. TRSs, then they may be subject to tax in jurisdictions where they operate and under special rules dealing with foreign subsidiaries, and they may generate income that is nonqualifying for either of the REIT income tests.

Although our use of TRSs may partially mitigate the impact of meeting certain requirements necessary to maintain our qualification as a REIT, there are limits on our ability to own and engage in transactions with TRSs, and a failure to comply with the limits would jeopardize our REIT qualification and may result in the application of a 100% excise tax.

A REIT may own up to 100% of the stock or securities of one or more TRSs. A TRS may hold assets and earn income that would not be qualifying assets or income if held or earned directly by a REIT. A TRS also may sell assets without incurring the 100% tax on prohibited transactions. Both the subsidiary and the REIT must jointly elect to treat the subsidiary as a TRS. A corporation of which a TRS directly or indirectly owns more than 35% of the voting power or value of the stock will automatically be treated as a TRS. Overall, no more than 20% of the value of a REIT’s assets may consist of stock or securities of one or more TRSs. In addition, the rules limit the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to an appropriate level of corporate taxation. The rules also impose a 100% excise tax on certain transactions between a TRS and its parent REIT that are not conducted on an arm’s length basis (for example if we charged our TRS interest in excess of an arm’s length rate). We may jointly elect with one or more subsidiaries for those subsidiaries to be treated as TRSs for U.S. federal income tax purposes. These TRSs will pay U.S. federal, state and local income tax on their taxable income, and their after-tax net income will be available for distribution to us but is not required to be distributed to us. We will monitor the value of our respective investments in any TRSs we may form for the purpose of ensuring compliance with TRS ownership limitations and intend to structure our transactions with any such TRSs on terms that we believe are arm’s length to avoid incurring the 100% excise tax described above. There can be no assurance, however, that we will be able to comply with the 20% TRS limitation or to avoid application of the 100% excise tax.

Dividends payable by REITs generally are subject to a higher tax rate than regular corporate dividends under current law.

Under current law, the maximum U.S. federal income tax rate for certain qualified dividends payable to U.S. shareholders that are individuals, trusts and estates generally is 20%. Dividends payable by REITs, however, are generally subject to a higher tax rate when paid to such shareholders (but under the Tax Act (as defined below), U.S. shareholders that are individuals, trusts and estates may generally deduct 20% of ordinary dividends from a REIT for taxable years beginning after December 31, 2017, and before January 1, 2026). The more favorable rates applicable to regular corporate dividends under current law could cause investors who are individuals, trusts and estates or are otherwise sensitive to these lower rates to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could adversely affect the value of the stock of REITs, including our Units.

Complying with REIT requirements may cause us to forego otherwise attractive opportunities or to liquidate otherwise attractive investments.

To qualify as a REIT, we must continually satisfy tests concerning, among other things, the sources of our income, the nature and diversification of our assets, the amounts we distribute to our Members and the ownership of our Units. We may be required to make distributions to our Members at disadvantageous times or when we do not have funds readily available for distribution. Thus, compliance with the REIT requirements may, for instance, hinder our ability to make certain otherwise attractive investments or undertake other activities that might otherwise be beneficial to us and our Members, or may require us to borrow or liquidate investments in unfavorable market conditions and, therefore, may hinder our investment performance. As a REIT, at the end of each calendar quarter, at least 75% of the value of our assets must consist of cash, cash items, U.S. Government securities and qualified “real estate assets.” The remainder of our investments in securities (other than cash, cash items, U.S. Government securities, securities issued by a TRS and qualified real estate assets) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of our total assets (other than cash, cash items, U.S. Government securities, securities issued by a TRS and qualified real estate assets) can consist of the securities of any one issuer, and no more than 20% of the value of our total securities can be represented by securities of one or more TRSs. After meeting these requirements at the close of a calendar quarter, if we fail to comply with these requirements at the end of any subsequent calendar quarter, we must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing our REIT qualification. As a result, we may be required to liquidate from our portfolio or forego otherwise attractive investments. These actions could have the effect of reducing our income and amounts available for distribution to our Members.

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The ability of our Manager to revoke our REIT qualification without Member approval may cause adverse consequences to our Members.

Our operating agreement provides that our Manager may revoke or otherwise terminate our REIT election, without the approval of our Members, if it determines that it is no longer in our best interest to continue to qualify as a REIT. If we cease to be a REIT, we will not be allowed a deduction for distributions paid to Members in computing our taxable income and will be subject to U.S. federal income tax at regular corporate rates, as well as state and local taxes, which may have adverse consequences on our total return to our Members.

The IRS may take the position that gains from sales of property are subject to a 100% prohibited transaction tax.

We may have to sell assets from time to time to fund Unit redemption requests, to satisfy our REIT distribution requirements, to satisfy other REIT requirements, or for other purposes. It is possible that the IRS may take the position that one or more sales of our properties may be a prohibited transaction, which is a sale of property held by us primarily for sale in the ordinary course of our trade or business. If we are deemed to have engaged in a prohibited transaction, our gain from such sale would be subject to a 100% tax. The Code sets forth a safe harbor under which a REIT may, under certain circumstances, sell property without risking the imposition of the 100% tax, but there is no assurance that we will be able to qualify for the safe harbor. We do not intend to hold property for sale in the ordinary course of business, but there is no assurance that the IRS will not challenge our position, especially if we make frequent sales or sales of property in which we have short holding periods. Therefore, in order to avoid the prohibited transactions tax, we may choose not to engage in certain sales of assets at the REIT level (and may conduct such sales through a TRS), even though the sales might otherwise be beneficial to us.

Possible legislative, regulatory or other actions affecting REITs could adversely affect our Members and us.

The rules dealing with U.S. federal, state and local income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department. Changes to tax laws (which changes may have retroactive application) could adversely affect our members or us. We cannot predict whether, when, in what forms, or with what effective dates, tax laws, regulations and rulings may be enacted, promulgated or decided, which could result in an increase in our, or our members’, tax liability or require changes in the manner in which we operate in order to minimize increases in our tax liability. A shortfall in tax revenues for states and municipalities in which we operate may lead to an increase in the frequency and size of such changes. If such changes occur, we may be required to pay additional taxes on our assets or income or be subject to additional restrictions. These increased tax costs could, among other things, adversely affect our financial condition, the results of operations and the amount of cash available for the payment of distributions.

A portion of our distributions may be treated as a return of capital for U.S. federal income tax purposes, which could reduce the basis of a Member’s investment in our Units and may trigger taxable gain.

A portion of our distributions, including distributions that are reinvested pursuant to our distribution reinvestment plan, may be treated as a return of capital for U.S. federal income tax purposes. As a general matter, a portion of our distributions will be treated as a return of capital for U.S. federal income tax purposes if the aggregate amount of our distributions for a year exceeds our current and accumulated earnings and profits for that year. To the extent that a distribution is treated as a return of capital for U.S. federal income tax purposes, it will reduce a holder’s adjusted tax basis in the holder’s Units, and to the extent that it exceeds the holder’s adjusted tax basis will be treated as gain resulting from a sale or exchange of such Units. See “U.S. Federal Income Tax Considerations.” Distributions that are reinvested pursuant to our distribution reinvestment plan will be treated as a new Unit purchase as of the date of the distribution.

Our Manager and its affiliates have no prior experience managing a portfolio of assets to comply with REIT requirements.

REITs are subject to numerous complex requirements in order to maintain their REIT status, including income and asset composition tests. Our Manager and its affiliates have no prior experience managing a portfolio in the manner intended to comply with such requirements. To the extent our Manager and its affiliates manage us in a manner that causes us to fail to be a REIT, it could adversely affect the value of our Units.

Property taxes could increase due to property tax rate changes or reassessment, which could impact our cash flow.

Even if we qualify as a REIT for U.S. federal income tax purposes, we generally will be required to pay state and local taxes on our properties. The real property taxes on our properties may increase as property tax rates change or as our properties are assessed or reassessed by taxing authorities. If the property taxes we pay increase, our financial condition, results of operations, cash flow, NAV per Unit, our ability to satisfy our principal and interest obligations in the event we incur debt, and to make distributions to our members could be adversely affected.

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STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

The Company makes statements in this offering circular that are forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” “continue,” “could,” “might,” “potential,” “predict,” “should,” “will,” “would,” and similar expressions or statements regarding future periods or the negative of these terms are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that the Company expresses or implies in this offering circular or in the information incorporated by reference into this offering circular.

The forward-looking statements included in this offering circular are based upon the Company’s current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. Although the Company believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, actual results and performance could differ materially from those set forth in the forward-looking statements. Factors which could have a material adverse effect on Company operations and future prospects include, but are not limited to:

●	the Company’s ability to effectively deploy the proceeds raised in this offering;
●	risks associated with breaches of data security;
●	changes in economic conditions generally and the real estate and securities markets specifically;
●	expected rates of return provided to investors;
●	the Company’s ability to retain and hire competent individuals who will provide services to the Company and appropriately staff its operations;
●	legislative or regulatory changes impacting our business or assets (including changes to the laws governing the taxation of REITs and SEC guidance related to Regulation A or the JOBS Act);
●	changes in business conditions and the market value of assets, including changes in interest rates, prepayment risk, operator or borrower defaults or bankruptcy, and generally the increased risk of loss if investments fail to perform as expected;
●	the Company’s ability to implement effective conflicts of interest policies and procedures among various real estate investment opportunities;
●	the Company’s ability to access sources of liquidity when it needs to fund redemptions of Units in excess of the proceeds from the sales of Units in the continuous offering and the consequential risk that the Company may not have the resources to satisfy redemption requests;
●	the Company’s failure to maintain its status as a REIT;
●	the Company’s compliance with applicable local, state and federal laws, including the Investment Advisers Act of 1940, as amended, or the Advisers Act, the Investment Company Act and other laws; and
●	changes to U.S. generally accepted accounting principles, or GAAP.

Any of the assumptions underlying forward-looking statements could be inaccurate. Investors are cautioned not to place undue reliance on any forward-looking statements included in this offering circular. All forward-looking statements are made as of the date of this offering circular and the risk that actual results will differ materially from the expectations expressed in this offering circular will increase with the passage of time. Except as otherwise required by the federal securities laws, the Company undertakes no obligation to publicly update or revise any forward-looking statements after the date of this offering circular, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this offering circular, including, without limitation, the risks described under “Risk Factors,” the inclusion of such forward-looking statements should not be regarded as a representation by the Company or any other person that the objectives and plans set forth in this offering circular will be achieved.

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ESTIMATED USE OF PROCEEDS

The table below sets forth the Company’s estimated use of proceeds from this offering and the private placement described below, assuming the Company sells in this offering $75,000,000 in Units, the maximum offering amount. The Units will be offered at $110.00 per Unit through June 30, 2022. Thereafter, the price per Unit will be adjusted every fiscal quarter and will be based on the NAV as of the end of the prior fiscal quarter.

The Company expects to use substantially all of the net proceeds from this offering (after paying or reimbursing organization and offering expenses) to invest in and manage a diversified portfolio of residential real estate investments. The Company expects that any expenses or fees payable to the Manager for its services in connection with managing the Company’s daily affairs will be paid from cash flow from operations. If such fees and expenses are not paid from cash flow (or not waived) they will reduce the cash available for investment and distribution and will directly impact the NAV. See “Management Compensation” for more details regarding the fees that will be paid to the Manager and its affiliates. Many of the amounts set forth in the table below represent the Manager’s best estimate since they cannot be precisely calculated at this time.

The Company may not be able to promptly invest the net proceeds of this offering in residential real estate. Additionally, from time to time, the Company will have excess cash that it needs to manage, pending its distribution to investors or investment by the Company in accordance with the investment strategy.

If the Company unable to raise substantial funds during the offering, it will make fewer investments resulting in less diversification in terms of the type, number and size of investments it makes and the value of an investment in the Company will fluctuate more significantly with the performance of the specific assets it acquires. The Company’s inability to raise substantial funds would increase fixed operating expenses as a percentage of gross income, reducing net income and cash flow and limiting the ability to make distributions to the investors.

	Minimum Offering Amount(1)	Maximum Offering Amount
Gross Offering Proceeds		$75,000,000
Less:
Organization and Offering Expenses(2)(3)	$2,250,000	$2,250,000
Net Proceeds from this Offering		$72,750,000
Net Proceeds from the Private Placement	$6,477,900.45	$6,477,900.45
Estimated Amount Available for Investments		$79,227,900.45

(1)	This is a “best efforts” offering and there is no minimum offering amount, as the Company has raised proceeds pursuant to a private placement.
(2)	Investors will not pay upfront selling commissions in connection with the purchase of the Units. The Company will reimburse the Manager for actually incurred, third-party organization and offering costs. Please see “Management Compensation” for a description of additional fees and expenses that the Company will pay the Manager.
(3)	Amount reflected is an estimate. Includes all expenses to be paid by us in connection with the formation of the Company and the qualification of the offering, and the marketing and distribution of Units, including, without limitation, expenses for printing and amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, internet and other telecommunications costs, all advertising and marketing expenses, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of Units under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees. See “Plan of Distribution.”

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MANAGEMENT

General

Our Manager

The Company operates under the direction of the Board of Managers (the “Board”), which is currently composed of a single Manager, Roots REIT Management, LLC, a Georgia limited liability company, which is a wholly-owned subsidiary of our sponsor, Seed InvestCo, LLC, a Georgia limited liability company (“Manager”). Our Sponsor and our Manager are currently controlled and managed by Daniel Dorfman and Larry Dorfman. The Manager manages the Company’s day to day operations, including providing investment advisory and acquisition services (including performing due diligence on the Company’s investments), offering services, asset management services, marketing and advertising services, accounting and other administrative services, Member services, financing services, disposition services, and manages the RootsCom Platform, among others. In addition, the Manager will make all the decisions regarding the selection, negotiation, financing and disposition of the Company’s investments.

The Company will follow investment guidelines adopted by the Manager and the investment and borrowing policies set forth in this offering circular unless they are modified by the Manager. The Manager may establish further written policies on investments and borrowings and will monitor the Company’s administrative procedures, investment operations and performance to ensure that the policies are fulfilled. The Manager may change the Company’s investment objectives at any time without approval of investors

The Manager performs its duties and responsibilities pursuant to the Company’s operating agreement (the “Company Operating Agreement”) and the management agreement between us and the Manager. The Company has agreed to limit the liability and to indemnify the Manager (and certain other persons accorded such limited liability and indemnification by the Manager, in its sole discretion) against certain liabilities.

Responsibilities of the Manager

The responsibilities of the Manager include:

Offering Services

●	the development of this offering, including the determination of its specific terms;
●	preparation and approval of all marketing materials to be used by the Company relating to this offering, including any “testing the waters” materials;
●	the negotiation and coordination of the receipt, collection, processing and acceptance of subscription agreements and other administrative support functions;
●	creation and implementation of various technologies and electronic communications related to this offering;
●	the development, management and rollout of the RootsCom Platform; and
●	all other services related to this offering.

Investment Advisory and Acquisition Services

●	approve and oversee the Company’s overall investment strategy, which will consist of elements such as investment selection criteria, diversification strategies and asset disposition strategies;
●	serve as the Company’s investment and financial manager with respect to investing in and managing a diversified portfolio of residential real estate investments;
●	approve joint ventures, limited partnerships and other such relationships with third parties;
●	approve any potential liquidity transaction;
●	obtain market research and economic and statistical data in connection with the Company’s investments and investment objectives and policies;
●	oversee and conduct the due diligence process related to prospective investments; and
●	negotiate and execute approved investments and other transactions.

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Asset Management Services

●	investigate, select, and, on our behalf, engage and conduct business with such persons as our Manager deems necessary to the proper performance of its obligations under the Company Operating Agreement, including but not limited to consultants, accountants, lenders, technical managers, attorneys, corporate fiduciaries, escrow agents, depositaries, custodians, agents for collection, insurers, insurance agents, developers, construction companies and any and all persons acting in any other capacity deemed by our Manager necessary or desirable for the performance of any of the services under the Company Operating Agreement;
●	monitor applicable markets and obtain reports (which may be prepared by our Manager or its affiliates) where appropriate, concerning the value of our investments;
●	monitor and evaluate the performance of our investments, provide daily management services to us and perform and supervise the various management and operational functions related to our investments;
●	formulate and oversee the implementation of strategies for the administration, promotion, management, operation, maintenance, improvement, financing and refinancing, marketing, leasing and disposition of investments on an overall portfolio basis; and
●	coordinate and manage relationships between the Company and any joint venture partners, if any.

Financing Services

●	identify and evaluate potential financing and refinancing sources, engaging a third-party broker if necessary;
●	negotiate terms of, arrange and execute financing agreements;
●	manage relationships between the Company and its lenders, if any; and
●	monitor and oversee the service of our debt facilities and other financings, if any.

Disposition Services

●	evaluate and approve potential asset dispositions, sales or liquidity transactions; and
●	structure and negotiate the terms and conditions of transactions pursuant to which the Company’s assets may be sold.

Accounting and Other Administrative Services

●	manage and perform the various administrative functions necessary for the Company’s day-to-day operations;
●	provide or arrange for administrative services, legal services, office space, office furnishings, personnel and other overhead items necessary and incidental to the Company’s business and operations;
●	provide financial and operational planning services and portfolio management functions;
●	maintain accounting data and any other information concerning the Company’s activities as will be required to prepare and to file all periodic financial reports and returns required to be filed with the SEC and any other regulatory agency, including annual financial statements;
●	maintain all appropriate Company books and records;
●	coordinate with appropriate third parties, including independent accountants and other consultants, on related tax matters;
●	make, change, and revoke such tax elections on behalf of the Company as the Manager deems appropriate, including, without limitation, (i) making an election to be treated as a REIT or to revoke such status and (ii) making an election to be classified as an association taxable as a corporation for U.S. federal income tax purposes;
●	supervise the performance of such ministerial and administrative functions as may be necessary in connection with the Company’s daily operations;
●	in conjunction with any subadvisor (if any), provide the Company with all necessary cash management services;

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●	manage and coordinate the process of making distributions and payments to investors;
●	evaluate and obtain adequate insurance coverage based upon risk management determinations;
●	provide timely updates related to the overall regulatory environment affecting the Company, as well as managing compliance with regulatory matters;
●	evaluate the Company’s management structure and appropriate policies and procedures related thereto; and
●	oversee all reporting, record keeping, internal controls and similar matters in a manner to allow the Company to comply with applicable law.

Investor Services

●	determine the Company’s distribution policy and authorize distributions from time to time;
●	approve amounts available for redemptions of the Units;
●	manage communications with the Company’s investors, including answering phone calls and preparing and sending written and electronic reports and other communications; and
●	establish technology infrastructure to assist in providing investor support and services.

The Manager, at its own expense, may hire third parties to assist with the performance of the aforementioned services.

The management agreement has a one-year term and will be automatically renewed for an unlimited number of successive one-year periods. Our Manager will be able to terminate the management agreement upon 60 days’ written notice without cause or penalty. We will be able to terminate the management agreement only for “cause.” “Cause” is defined as:

●	our Manager’s continued breach of any material provision of the management agreement following a period of 30 days after written notice thereof (or 45 days after written notice of such breach if our Manager, under certain circumstances, has taken steps to cure such breach within 30 days of the written notice);
●	the commencement of any proceeding relating to the bankruptcy or insolvency of our Manager, including an order for relief in an involuntary bankruptcy case or our Manager authorizing or filing a voluntary bankruptcy petition;
●	our Manager committing fraud against us, misappropriating or embezzling our funds, or acting, or failing to act, in a manner constituting bad faith, willful misconduct, gross negligence or reckless disregard in the performance of its duties under the management agreement; provided, however, that if any of these actions is caused by an employee, personnel and/or officer of our Manager or one of its affiliates and our Manager (or such affiliate) takes all necessary and appropriate action against such person and cures the damage caused by such actions within 30 days of our Manager’s actual knowledge of its commission or omission, then the management agreement may not be terminated; or
●	the dissolution of our Manager.

Unsatisfactory financial performance of the Company does not constitute “cause” under the management agreement. Fees to be payable to our Manager pursuant to the management agreement are described below under “Management Compensation.”

Neither our Manager nor any of its affiliates will vote or consent to the voting of our Units they now own or hereafter acquire on matters submitted to the Members regarding either (1) the removal of our Manager, any officer or any of their respective affiliates, or (2) any transaction between us and our Manager, any officer or any of their respective affiliates. In determining the requisite percentage in interest required to approve such a matter, Units owned by our Manager and its affiliates will not be included.

Executive Officers of our Sponsor and Manager

Seed InvestCo is led by a management team of professionals who together have extensive experience in real estate and company management. These professionals also serve as the executive officers of the Manager.

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Daniel Dorfman, Manager of Sponsor, Principal Executive Officer of Manager

In 2012 Daniel and his wife, Rosanne, created a real estate community where they could help everyday people better understand how to buy their first home, or to upgrade to their last, and along the way they have been committed to leveraging their business and the relationships they have built to help the communities they serve. A portion of all of their commissions have gone to different local charities around the markets they, and their clients, work and live in. They have helped lead over 50 syndicated real estate transactions, and managed the properties in each of those over the last 8 years.

Larry Dorfman, Manager of Sponsor, Principal Financial Officer of Manager

Larry founded APCO Holdings, Inc, one of Atlanta’s Top 100 privately held companies. He started the company in 1984 with five other people and they grew it to an organization of over 560 team members with a valuation of almost a billion dollars. Along the way they took the company public on NASDAQ in 1988, sold it to Ford Motor Company in 1999, bought it back with the rest of management and an equity firm in 2007, and did another significant transaction to another equity group in 2014. Larry stepped down as Chairman/CEO in mid-2019 to focus on family and charitable work.

Limited Liability and Indemnification of Our Manager, Officers and Other Agents

Subject to certain limitations, our Company Operating Agreement and the management agreement limits the liability of our Manager and any other person who is accorded such limited liability by the Board (an “Indemnified Person”), in its sole discretion, for monetary damages or otherwise and provides that we will indemnify and pay or reimburse reasonable expenses in advance of final disposition of a proceeding to our Manager and the Indemnified Persons.

Our Company Operating Agreement and management agreement provides that to the fullest extent permitted by applicable law our Manager and the Indemnified Persons will not be liable to us unless it is established (the person asserting such liability having the burden of proof) that such action or failure to act constituted an act or omission undertaken with deliberate intent to cause injury to us, constituted actual fraud, or was undertaken with reckless disregard for our best interests. In addition, our Company Operating Agreement provides that to the fullest extent permitted by applicable law our Manager and the Indemnified Persons will not be liable to us for any action permitted by our Company Operating Agreement.

We have also agreed to indemnify and hold harmless our Manager and its affiliates which are performing services for us from specific claims and liabilities arising out of the performance of their obligations under the management agreement. As a result, investors may be entitled to a more limited right of action than they would otherwise have if these indemnification rights were not included in the management agreement.

The general effect to investors of any arrangement under which we agree to insure or indemnify any persons against liability is a potential reduction in distributions resulting from the payment of premiums associated with insurance or indemnification payments in excess of amounts covered by insurance. In addition, indemnification could reduce the legal remedies available to us and our investors against our Manager and other Indemnified Persons.

The SEC and some state securities commissions take the position that indemnification against liabilities arising under the Securities Act is against public policy and unenforceable.

Compensation of Executive Officers

We do not currently have any employees nor do we currently intend to hire any employees who will be compensated directly by us. As described above, certain of the executive officers of our Sponsor also serve as executive officers of our Manager. Each of these individuals, and other employees of our Sponsor, receives compensation for his or her services, including services performed for us on behalf of our Manager, from the Sponsor. As executive officers and/or employees of our Manager and/or Sponsor, these individuals will manage our day-to-day affairs, oversee the review, selection and recommendation of investment opportunities, service acquired investments and monitor the performance of these investments to ensure that they are consistent with our investment objectives. Although we will indirectly bear some of the costs of the compensation paid to these individuals, through fees we pay to our Manager or reimbursement for specific duties done by their employees that are directly related to the business operations of the Company, we do not intend to pay any compensation directly to these individuals.

Holdings of our Units

We initially issued 500 Units to our Sponsor upon formation for a nominal $1,000. Subsequently, we sold 44,790.73 of our Units at the initial per Unit price of $100.00 per Unit, in a private placement prior to this offering statement being declared “qualified” by the SEC, and an additional 18,507.66 Units in the same private placement at a price of $108 per Unit, which was our initial NAV price per Unit.

RootsCom Platform

We will conduct this offering primarily on the investment portal on the RootsCom Platform (though we may distribute our Units through other online portals as deemed appropriate by our Manager), which will host this offering in connection with the distribution of the Units offered pursuant to this offering circular. The RootsCom Platform is owned and operated by Seed InvestCo, our Sponsor. The portal is operated by our Sponsor and currently runs on a white label platform owned by a third-party. We will not pay our Sponsor any sales commissions or other remuneration for hosting this offering on the RootsCom Platform.

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MANAGEMENT COMPENSATION

We will pay our Manager and possibly its affiliates fees and expense reimbursements for services relating to this offering and the investment and management of our assets. Our Manager does not provide any offering, investment or management services to any other entity, although it may do so in the future. The items of compensation are summarized in the following table. The Company will not pay our Manager or its affiliates any selling commissions or dealer manager fees in connection with the offer and sale of our Units.

Form of Compensation and Recipient	Determination of Amount	Estimated Amount

Organization and Offering Stage

Organization and Offering Expenses — Manager	Our Manager has paid and may continue to pay organization and offering expenses on our behalf. We will reimburse our Manager for any third-party costs and future third-party organization and offering costs it may incur on our behalf, depending on the offering proceeds we raise. See “Estimated Use of Proceeds” for more details. We expect organization and offering expenses to be no more than $2,250,000.	$ 1,000,000 - $2,250,000

Form of Compensation and Recipient	Determination of Amount	Estimated Amount

Acquisition Stage

Acquisition Fee — Manager	We will pay our Manager a one-time 3% acquisition fee per acquisition, calculated on the initial purchase price of each property, which will be paid at or shortly after the initial closing on the property.

Actual amounts are dependent upon the offering proceeds we raise (and any leverage we employ, if at all), which will directly impact the number and value of acquisitions we are able to make. Assuming the maximum amount of this offering is raised, less the $2,250,000 of estimated organization and offering expenses, no leverage, and we deploy 100% of those net proceeds ($72,750,000), the aggregate acquisition fees payable will be $2,182,500.

.

Built-In Gain – Manager	The Manager will acquire the properties, perform the value-add services, and then sell the property to the Company at or below its new fair market value. It is likely that the Manager will realize gain when it sells a curated real property asset to the Company. For example, if the Manager acquires a single-family home for $100,000, and puts $50,000 into the property, and the subsequent third-party certified real estate appraiser appraises the fair market value of the property at $200,000, the Manager will realize gain equal to the difference of the price it sells the curated property to the Company (which will be no more than the fair market value, or in this case $200,000) less the Manager’s all-in cost of $150,000. The Manager may take some of this gain in the form of Company equity at the then-current NAV price per Unit.	Actual amounts are dependent upon the number of properties we own, the initial purchase price of the properties, the cost of the value-add construction and improvements, and the appraised fair market value of the property when sold to the Company. We cannot determine these amounts at the present time.

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Form of Compensation and Recipient	Determination of Amount	Estimated Amount

Operational Stage

Property Management Fee — Manager	We will pay our Manager a monthly 10% property management fee, which will be calculated as 10% of all rent collected for each month, and the fee will be paid monthly.	Actual amounts are dependent upon the number of properties we own, the occupancy rate and the rent rate. We cannot determine these amounts at the present time.

Maintenance and Repair Reserves — Manager	We will pay the Manager a fixed dollar amount per month per property that is set at the time the Company purchases/acquires the property from the Manager, and is based on the condition and anticipated needs of that particular property. This fee is paid monthly. This fee will be the maximum amount the Company will have to pay towards repairs and maintenance of each property; any repairs and/or maintenance costs above and beyond this fee will be paid for by the Manager.	Actual amounts are dependent upon the number of properties we own, the occupancy rate and the rent rate. We cannot determine these amounts at the present time.

Capital Improvements and Normal Wear and Tear Conversion Costs — Manager	Capital improvements on properties owned by the Company will be paid for by the Company, as will the costs of refreshing or renovating properties owned by the Company when leases expire and the properties require updating prior to renting again. These costs may include, but are not limited to, new paint, carpet, minor repairs, and other updates that may be needed to re-lease the property at appropriate market rates, as determined solely by the Manager. This work may be performed by the Manager at market rates, or subcontracted by the Manager at market rates for a profit.	These costs are typically incurred each time a property is vacated.

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Form of Compensation and Recipient	Determination of Amount	Estimated Amount

Disposition Fee – Manager	We will pay the Manager a one-time 3% disposition fee, per disposition, which will be calculated on the final disposition value when a property is sold, utilized in a 1031 exchange, or otherwise disposed of by the Manager on behalf of the Company, which will be paid at or shortly after closing on the property.	Actual amounts are dependent upon the final sales price of properties we own and subsequently sell. We cannot determine these amounts at the present time.

Other Operating Expenses — Manager

We will reimburse our Manager for out-of-pocket expenses incurred on our behalf, including license fees, auditing fees, fees associated with SEC reporting requirements, increases in insurance costs, tax return preparation fees, taxes and filing fees, administration fees, fees for the services of an independent representative, and third-party costs associated with the aforementioned expenses. These expenses do not include our Manager’s or our Sponsor’s overhead, employee costs, utilities or technology costs.

The aforementioned expense reimbursements that we will pay to our Manager may be originally incurred by our Manager or our Sponsor.

Actual amounts are dependent upon our operations. We cannot determine these amounts at the present time.

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PRINCIPAL MEMBERS

The following table sets forth the beneficial ownership of our Units as of the date of this offering circular for each person or group that holds more than 5% of our Units, for each executive officer of our Manager and for the executive officers of our Manager as a group. To our knowledge, each person that beneficially owns our Units has sole voting and disposition power with regard to such Units.

Unless otherwise indicated below, each person or entity has an address in care of our principal executive offices at 1344 La France Street NE, Atlanta, Georgia 30307.

Name of Beneficial Owner(1)	Number of Units Beneficially Owned	Percent of All Units
Larry Dorfman (Manager of Sponsor)	6,026.96	9.45%
Daniel Dorfman (Manager of Sponsor)	3,031.49	4.75%
Scott Jacobsen (COO of Sponsor)	900.94	1.41%

Total:	9,959.39	15.61%

(1)	Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to dispose of or to direct the disposition of such security. A person also is deemed to be a beneficial owner of any securities which that person has a right to acquire within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which he or she has no economic or pecuniary interest.

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CONFLICTS OF INTEREST

We are subject to various conflicts of interest arising out of our relationship with our Sponsor, our Manager and their respective affiliates. We discuss these conflicts below and conclude this section with a discussion of the corporate governance measures we have adopted to mitigate some of the risks posed by these conflicts.

Potential Interests in Other Seed InvestCo-Sponsored Entities

General

In the future, the officers and managers of our Manager and the key real estate professionals of our Sponsor who perform services for us on behalf of our Manager and other affiliates of our Sponsor may organize other real estate related programs and acquire for their own account real estate related investments that may be suitable for us.

Allocation of Investment Opportunities

Future Funds

Our Sponsor may, from time to time, sponsor other real estate funds that raise capital in the future with similar or different investment parameters and strategies. These similar programs may have investment criteria that compete with us. Potential investment opportunities are evaluated by our Manager, which shall determine whether the investment opportunity is suitable based on each program’s investment strategy (including portfolio objectives, investment size, return requirements, investment timing, capital availability, and policies related to leverage) and diversification parameters, and whether the investment opportunity is accretive to the program’s overall portfolio, as well as is a compelling investment in its own right.

Receipt of Fees and Other Compensation by our Manager and its Affiliates

Our Manager is a wholly owned subsidiary of our sponsor. We pay fees and expenses to our Manager, as outlined in the Management Compensation section, which were not determined on an arm’s length basis. Our Manager may benefit by us retaining ownership of our assets at times when our Members may be better served by the sale or disposition of our assets due to the property management fee payable to our Manager each month. Further, the built-in gain earned by our Manager may influence the timing of the sale of a real estate asset to us.

Other Transactions Involving Affiliates

Affiliate Investments

We may from time to time engage in certain transactions with our affiliates (including our Sponsor, our Sponsor’s managers, our Manager, or other future sponsored or controlled by Seed InvestCo or its affiliates) by purchasing investments from or through such affiliates, selling assets to such affiliates, co-investing with such affiliates in certain investments and investing in entities in which such affiliates hold interests. Such affiliates may have an incentive to seek, refer or recommend such investments to us, or agree to a price for such investments, or agree on other terms that are not as favorable as might be obtained from an unaffiliated third party acting on a completely arm’s-length basis, as a result of such affiliates’ financial interests in such investments. Our sponsor, our Manager and their affiliates may face conflicts in exercising rights under such co-investment arrangements.

Notwithstanding the foregoing, we may from time to time engage in certain transactions with affiliates by purchasing investments from or through such affiliates, accepting assignment of a right or option to purchase investments from such affiliates, accepting assignment of any purchase and sale agreement from such affiliates, leasing real estate assets or properties to such affiliates, co-investing with such affiliates in certain investments and/or investing in entities in which such affiliates hold interests. Such investment transactions will be made on terms (including the consideration to be paid) that are determined by our Manager to be fair and reasonable to us.

No Independent Underwriter

As we are conducting this offering without the aid of an independent underwriter, you will not have the benefit of an independent due diligence review and investigation of the type normally performed by an independent underwriter in connection with the offering of securities. See “Plan of Distribution.”

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INVESTMENT OBJECTIVES AND STRATEGY

Investment Objectives

Our investment objectives are:

●	to pay attractive and consistent cash distributions; and
●	to preserve, protect, increase and return your capital contribution.

We cannot assure you that we will attain these objectives or that the value of our assets will not decrease. Furthermore, within our investment objectives and policies, our Manager will have substantial discretion with respect to the selection of specific investments and the purchase and sale of our assets.

Investment Strategy and Market Opportunity

The primary business purpose of Roots Real Estate Investment Community I, LLC, a Georgia limited liability company (“RootsCom”), is to leverage professional real estate expertise and experienced business management with technology, scale, and local market insights to generate attractive returns for its Members and the future members of RootsCom and unique opportunities and value to the communities that it serves. The Manager’s and/or Sponsor’s employees, officers and management personnel will be responsible for the general oversight, administration and implementation of RootsCom, as well as identifying, selecting and procuring targeted assets for the RootsCom portfolio.

RootsCom is a “Commercially Motivated, Community Inspired” real estate fund. We want to create attractive returns while making a significant positive impact on the lives of the human beings who invest in, provide to, and rent from the Company, as well as on the communities that it serves.

The Manager targets real estate in the Atlanta-Sandy Springs-Alpharetta Metropolitan Statistical Area (the “Atlanta MSA”), that has value-add potential, however, the Manager is not limited to searching only in the Atlanta MSA. The general concept of a metropolitan statistical area is that of a core area containing a substantial population nucleus, together with adjacent communities having a high degree of economic and social integration with that core.14 Currently delineated metropolitan statistical areas are based on application of 2010 standards (which appeared in the Federal Register on June 28, 2010) to 2010 Census and 2011-2015 American Community Survey data, as well as 2018 Population Estimates Program data.15 Current metropolitan statistical area delineations were announced by the United States Office of Management and Budget (“OMB”) effective March 2020.16 The Atlanta MSA consists of four (4) principal cities: Atlanta, Sandy Springs, Alpharetta, and Marietta, and twenty-nine (29) counties: Barrow, Bartow, Butts, Carroll, Cherokee, Clayton, Cobb, Coweta, Dawson, DeKalb, Douglas, Fayette, Forsyth, Fulton, Gwinnett, Haralson, Heard, Henry, Jasper, Lamar, Meriwether, Morgan, Newton, Paulding, Pickens, Pike, Rockdale, Spalding and Walton.17

14 https://www.census.gov/programs-surveys/metro-micro/about.html

15 Id.

16 Id.

17 United States Office of Management and Budget Bulletin No. 20-01.

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Dawson
Jasper
Pickens
Dawsonville
Adairsville
Cherokee
Forsyth
Bartow
Canton
Cumming
Cartersville
Holly Springs
Fulton
400
Woodstock
Buford
Sugar Hill
Milton
Alpharetta
Suwanee
Acworth
Kennesaw
Roswell
Johns Creek
Duluth
Gwinnett
Auburn
Winder
Dacula
Statham
Paulding
Marietta
Sandy Springs
Norcross
Dunwoody
Lawrenceville
Barrow
Dallas
Cobb
Doraville
Hiram
Smyrna
Chamblee
Lilburn
Haralson
Powder Springs
DeKalb
Snellville
Loganville
Clarkston
Buchanan
Austell
Stone Mountain
Walton
Monroe
Tallapoosa
Temple
Villa Rica
Atlanta
Decatur
Avondale Estates
Bremen
Douglasville
Lithonia
Douglas
Social Circle
East Point
Hapeville
Conyers
College Park
Madison
Carroll
Forest Park
Oxford
Rockdale
Carrollton
Fairburn
Union City
Lake City
Covington
Morrow
Porterdale
Bowdon
Riverdale
Stockbridge
Palmetto
Jonesboro
Newton
Morgan
Clayton
Henry
Tyrone
Fayetteville
McDonough
Newnan
Peachtree City
Locust Grove
Hampton
Butts
Jasper
Heard
Sharpsburg
Fayette
Spalding
Franklin
Coweta
Senoia
Jackson
Monticello
Grantville
Griffin
Meriwether
Zebulon
Lamar
Pike
Barnesville
Greenville
Woodbury
Warm Springs
Manchester
Atlanta MSA
Tennessee
South Carolina
Alabama
Atlanta

The Manager intends to acquire the properties, facilitate the necessary renovations, repairs, upgrades and/or capital expenditures, as applicable per property, obtain or retain, as applicable, renters, get a third-party certified real property appraisal, and then sell and/or transfer such properties to the Company at or below the appraised fair market value. The Manager may forego payment for up to five percent (5%) of the value of each property in exchange for equity in the Company. The Company’s Members will get the benefit of rental income and portfolio appreciation. The Company’s intention is to hold each asset for as little as one (1) and as many as five (5) years, however market conditions will determine if and when the Company can sell each of its assets. The Company also intends to utilize 1031 exchanges wherever possible when certain assets are liquated. “Final” liquidation will occur when a 1031 exchange is either not able, or not chosen, to be utilized.

The Company will loan proceeds from this Offering to the Manager to facilitate the acquisitions of the properties, at an interest rate of six percent (6%) per annum, with reasonable repayment terms.

The Manager will also receive a set monthly fee out of rents payable to the Company to fund repairs and maintenance for each property. The Company will not have to bear the financial responsibility of unexpected repairs and maintenance above and beyond this set monthly fee out of rents payable, which will allow RootsCom to have greater predictability and consistency with respect to cash flow per property. The Manager will be responsible for the coordination and implementation of such repairs and maintenance and the payment for any repairs and maintenance that exceed the monthly fee received out of rents payable.

The Sponsor, and the Manager’s management team, has invested side-by-side with the RootsCom Members, so that there is both a shared common interest in attractive investment returns and a contribution to the wellbeing of the communities where the real estate assets are located.

Almost forty-five million (45,000,000) American households are currently renting.18 The median income for a family who rents in the State of Georgia is $40,524, and the average rent, according to the Prosperity Now report is $1,050, but that was in 2018.19 Average rents are now up well over $1,200 and rising. The average renting family has less than $650 in savings, so less than half a month’s rent. Most people in this category have not, and will never have the chance to actually own their own home or invest in real estate. RootsCom plans to open the doors to real estate investment to these residents and thousands of other “non-accredited” individuals who have never had the opportunity to own real estate, not even their own homes.

RootsCom intends to incentivize our renters (the “Residents”) to care for each rental property as if it was their own by providing unique financial incentives in the renter’s lease that will be tied directly to the Resident renter partnering with the Company to take care of the property and proving, on a quarterly basis, that they are living in it like they own it. This program is called “Live in it Like You Own It” and is an essential aspect of the overall business model. We believe it will enhance both the lives of our residents, and the long-term values of the properties. The Company believes that homeownership does not have to be defined by “owning the home you live in.” It can be expanded to “Living In It Like You Own It.” The Company has also coined the term “Rentership” in relation to this concept.

18 U.S. Households: Renters and Owners, National Multifamily Housing Council, https://www.nmhc.org/research-insight/quick-facts-figures/quick-facts-resident-demographics/renters-and-owners/

19 Cost of Living Report, Georgia, Prosperity Now Scorecard, https://scorecard.prosperitynow.org/reports#report-state-cost-of-living.

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The share of middle-income renters paying more than 30% of income for housing has steadily risen.20 The largest jump has been among renters earning $30,000 – $44,999 annually, with their cost-burdened share up 5.4% in 2011–2018, to 55.7%.21 The increase among households earning $45,000 – $74,999 is nearly as large at 4.3%, to a share of 27%.22 While occurring across the country, the growing incidence of cost burdens among middle-income renters is most apparent in larger, high-cost metropolitan areas.23

The Atlanta MSA statistics show a population of over 6 million people, with a median age of 36.8 years old, with almost 75% of those people of legal renting age (18 years of age or older).24 Approximately 42% of those people fall within the age range of 20 years old and 49 years old (evenly split between each decade of age).25

The total number of households is over 2.1 million, and the number of “housing units” is over 2.3 million, and roughly 35% of these units are renter-occupied.26 The median household income in the Atlanta MSA is $71,742, with 35% of households making $100,000 or greater, and the per capital income is $37,331.27 As previously mentioned, the median income of households that rent is approximately $40,500. Based on inflation since the previously cited report, it is estimated that current income of renting households in 2022 is approximately $44,500 and average rent in the Atlanta MSA is approximately $1,250 outside the City of Atlanta and considerably more in the city limits.

20 American’s Rental Housing 2020, Joint Center for Housing Studies of Harvard University, https://www.jchs.harvard.edu/sites/default/files/reports/files/Harvard_JCHS_Americas_Rental_Housing_2020.pdf, at page 4.

21 Id.

22 Id.

23 Id.

24 Census Reporter: https://censusreporter.org/profiles/31000US12060-atlanta-sandy-springs-alpharetta-ga-metro-area/

25 Id.

26 Id.

27 Id.

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Craig and Imani moved in and put down a

$1200

security deposit

$50

rebate.

CURRENT RENTERSHIP

	INTEREST RATE	RENT REBATE	TOTAL BALANCE
YEAR 1	5%	$600	$1,877
YEAR 3	5%	$600	$3,335
YEAR 5	5%	$600	$4,946

5 YEAR TOTAL RETURN: 313%

This is an example and in no way guarantees a return on your investment.

RootsCom will set aside a special reserve account for each Resident. The reserve account will be held by the Company as an incentive for the Resident to take good care of the property while they are in it. RootsCom will offer each Resident rental rebates in exchange for paying their rent on time, taking care of the property, being a good neighbor, and doing quarterly virtual inspections demonstrating that the home has no more than ordinary wear and tear. These rebates will be placed in the Resident’s reserve account and will earn 5% annual interest for so long as they are held by the Company. The Resident will be able to earn the rebates and interest to build an account that can be, at the option of the Resident, converted into equity in RootsCom, ultimately providing a way for the Resident to own real interest in real estate investments and build long term wealth for themselves and their families. The Manager will pay for all standard maintenance and any repairs, as well as home-related expenses, such as real estate taxes and property insurance. The residents get to enjoy the home like they own it, and with RootsCom’s unique financial incentives, save money along the way. RootsCom also believes they will benefit from lower maintenance and repair costs and a lower tenant turnover due to the symbiotic relationship, contributing to great investment returns for all Members. RootsCom will help renters feel like owners.

Over the period of time from June 1, 2021 through December 31, 2021, the Manager tested the “Live in it Like You Own It” model on properties with an average of 60 residential doors. The results of that test showed that almost 80% of the Residents were fully engaged and earned their Rental Rebates over that time frame.

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The Company seeks to earn above market rates of return for its Investors, while also positively impacting the community. To achieve this goal, the Manager is guided by an investment strategy that focuses on:

●	A unique approach to purchasing real estate that allows purchasing assets under market value;

●	Part of the Company’s strategy is to look for undervalued assets in inefficient markets;
●	Acquiring assets at a discount to their intrinsic value;
●	Utilizing event driven sales to create value for sellers and investors;
●	Actively managing the assets to create value for the Investors; and
●	Having Residents who are active participants in their properties, earning rental credits for living in them like they own them, and being responsible for helping care for the property. The Company believes this will drive less tenant turnover, which saves significant costs, and drives higher appreciation value based on a better cared for property.

When evaluating acquisitions, the Manager conducts a detailed analysis of the property as well as other factors. If a property substantially meets the investment criteria, given economic, market, and other circumstances, the Manager will pursue it further if it believes it is well positioned to compete for it. Because in most scenarios the Manager does not require traditional financing to purchase properties and can pay cash and close quickly, it believes it will be in an advantageous position to purchase at attractive prices. The Manager believes it has positive working relationships with many industry participants, including banks, prospective sellers, and financing sources, which enable it to become aware of acquisition opportunities. The Manager takes the front-end purchasing risks, and no property is offered to the Company for purchase until it is fully tenanted and producing a minimum acceptable cashflow from rents. This substantially lowers the Company’s and the Members’ risk as it relates to early vacancy and unexpected repairs, and results in more consistent returns overall.

The Company intends to hold a portfolio asset until it determines that the sale of such property is advantageous in view of the Company’s investment objectives. In deciding whether to acquire or sell a portfolio asset, the Manager may consider factors such as potential capital appreciation, net cash flow, tenant credit quality, rental rates, potential use of sale proceeds and federal income tax considerations. In evaluating a particular portfolio asset, the Manager may consider a variety of factors, including:

●	Geographic area and demographic characteristics of the community, as well as the local real estate market;
●	Purchase price;
●	Availability of funds or other consideration for the proposed acquisition and the cost thereof;
●	Quality of construction and design and the current physical condition of the property;
●	Terms of any existing leases;
●	Amount of rent to be paid by tenants as compared to market rates; and
●	Ability of current tenants to pay the amount of rent needed to assure an acceptable return.

In line with the Company’s policies, RootsCom does not believe in displacing current residents who have been good tenants simply because they are unable to pay an increased rent that may be needed to drive a return acceptable to the Company. Therefore, the Company has partnered with a 501(c)(3) entity that is able to provide “Rental Assistance” and more to individual tenants who show a significant need for such assistance for specific periods of time. A resident tenant who indicates he or she cannot pay the full new rent needed, and fills out an application for rental assistance that clearly indicates that they, for any number of reasons, cannot cover the additional rent, may be eligible for short or long term assistance from the 501(c)(3) entity. If approved the entity pays the amount of rental assistance, they are approved for to the Company directly and, as a result of that assistance and the rent paid by the Resident, the company is paid in full on the rental amount each month. RootsCom is in the business of “humans helping humans” and is built to combine the attributes of a real estate investment, including recurring cash flow, asset appreciation, and tax benefits, to achieve an attractive investment while making an immediate and long-term positive impact on the communities we invest in. RootsCom is “Real Estate Reimagined.”

Through the “Rentership” and “Rental Assistance” programs, the Company believes that it will retain more tenants who take better care of their residence, thereby increasing the overall returns of the properties in the Company, and potentially have a positive impact on the community the home is located in.

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PLAN OF OPERATION

General

We are Georgia limited liability company formed to acquire and manage a diversified portfolio of residential real estate investments. We intend to make loans, with at or above market interest rates, to our Manager in order for our Manager to acquire value-add single family and multifamily residential real estate assets. The Manager intends to acquire the properties, facilitate the necessary renovations, repairs, upgrades and/or capital expenditures, as applicable per property, obtain or retain, as applicable, renters, get a third-party certified real property appraisal, and then sell and/or transfer such properties to the Company at or below the appraised fair market value.

Our Members will get the benefit of rental income and portfolio appreciation. The Company’s intention is to hold each asset for as little as one (1) and as many as five (5) years, however market conditions will determine if and when the Company can sell each of its assets. The Company also intends to utilize 1031 exchanges wherever possible when certain assets are liquidated. “Final” liquidation will occur when a 1031 exchange is either not able, or not chosen, to be utilized

In addition, we may acquire any real properties or residential real estate equity investments that in the opinion of our Manager, meet our investment objectives. Subject to certain limitations related to our qualification as a REIT and to maintaining our exclusion under the Investment Company Act, we plan to diversify our portfolio by investment type, investment size and investment risk with the goal of attaining a portfolio of real estate assets that provide attractive and stable returns to our investors. We may make our investments through the acquisition of individual assets or by acquiring portfolios of assets, or companies with investment objectives similar to ours.

Seed InvestCo, LLC is our Sponsor and the owner of our Manager. Roots REIT Management, LLC is our Manager. As our Manager, it will manage our day-to-day operations and our portfolio of residential real estate investments. Our Manager also has the authority to make all of the decisions regarding our investments, subject to the limitations in our operating agreement. Our Sponsor will also provide asset management, marketing, investor relations and other administrative services on our behalf.

We intend to make an election to be taxed as a REIT under the Code, commencing with our taxable year ending December 31, 2022. If we qualify as a REIT for U.S. federal income tax purposes, we generally will not be subject to U.S. federal income tax to the extent we distribute qualifying dividends to our Members. If we fail to qualify as a REIT in any taxable year after electing REIT status, we will be subject to U.S. federal income tax on our taxable income at regular corporate income tax rates and generally will not be permitted to qualify for treatment as a REIT for U.S. federal income tax purposes for four (4) years following the year in which our qualification is denied. Such an event could materially and adversely affect our net income and cash available for distribution. However, we believe that we will be organized and will operate in a manner that will enable us to qualify for treatment as a REIT for U.S. federal income tax purposes commencing with our taxable year ending December 31, 2022, and we intend to continue to operate so as to remain qualified as a REIT for U.S. federal income tax purposes thereafter.

Competition

Although we believe our investment strategy is differentiated by our “Live In It Like You Own It” Resident management focus, there are numerous REITs with asset acquisition objectives similar to ours, and others may be organized in the future, which may increase competition for the investments suitable for us. Competitive variables include market presence and visibility, size of investments offered and underwriting standards. To the extent that a competitor is willing to risk larger amounts of capital in a particular transaction than we are, our investment volume and profit margins for our investment portfolio could be impacted. Our competitors may also be willing to accept lower returns on their investments and may succeed in buying the assets that we have targeted for acquisition. Although we believe that we are well positioned to compete effectively in each facet of our business, there is competition in our market sector and there can be no assurance that we will compete effectively or that we will not encounter increased competition in the future that could limit our ability to conduct our business effectively.

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Liquidity and Capital Resources

We are partially dependent upon the net proceeds from this offering to conduct our proposed operations. We will obtain the capital required to purchase real estate investments and conduct our operations from the proceeds of this offering and any future offerings we may conduct, from secured or unsecured financings from banks and other lenders and from any undistributed funds from our operations. As of the date of this offering circular, we have made 11 investments and have approximately $3 million in cash. For information regarding the anticipated use of proceeds from this offering, see “Estimated Use of Proceeds.”

If we raise substantially less than $75,000,000 in gross offering proceeds, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments we make and the value of an investment in us will fluctuate more with the performance of the specific assets we acquire. Further, we will have certain fixed operating expenses, including certain expenses as a REIT, regardless of whether we are able to raise substantial funds in this offering. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income, reducing our net income and limiting our ability to make distributions.

We currently have approximately $1.5 million in outstanding debt and have several lenders competing to provide us with financing. Our targeted portfolio-wide leverage after we have acquired an initial substantial portfolio of diversified investments is between 75% of the greater of the cost (before deducting depreciation or other noncash reserves) or fair market value of our assets. During the period when we are acquiring our initial portfolio, we may employ greater leverage on individual assets (that will also result in greater leverage of the initial portfolio) in order to quickly build a diversified portfolio of assets.

In addition to making investments in accordance with our investment objectives, we expect to use our capital resources to make certain payments to our Manager. During our organization and offering stage, these payments will include payments for reimbursement of certain organization and offering expenses. During our acquisition stage, we expect to make payments to our Manager in connection with the purchase of investments, the management of our assets and costs incurred by our Manager in providing services to us. For a discussion of the compensation to be paid to our Manager, see “Management Compensation”.

We intend to elect to be taxed as a REIT and to operate as a REIT commencing with our taxable year ending December 31, 2022. To maintain our qualification as a REIT, we will be required to make aggregate annual distributions to our Members of at least 90% of our REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain). Our Manager may authorize distributions in excess of those required for us to maintain REIT status depending on our financial condition and such other factors as our Manager deems relevant. Provided we have sufficient available cash flow, we intend to authorize and declare distributions based on quarterly record dates and pay distributions on a quarterly or other periodic basis. We have not established a minimum distribution level.

Results of Operations

We were formed on December 8, 2020, with operations commencing in the second quarter of 2021. We commenced a capital raise pursuant to a private placement at an initial offering price of $100 per Unit, and we raised $4,479,072.68 before we established our initial NAV price per Unit of $108, at which point we raised an additional $1,998,827.77 at our NAV price per Unit of $108. We have acquired fifteen (15) properties at a cost of $3,704,175. We have distributed $178,535.17 to our Members, and our current NAV price per Unit is $110.

Investment Company Act Considerations

We intend to conduct our operations so that neither we nor any subsidiaries we establish will be required to register as an investment company under the Investment Company Act of 1940, as amended, or the Investment Company Act, in reliance on Section 3(c)(5)(C) or Section 3(c)(6) of the Investment Company Act. Section 3(c)(5)(C) of the Investment Company Act, as interpreted by the staff of the Securities and Exchange Commission, or the SEC, requires us to invest at least 55% of our assets in “mortgages and other liens on and interest in real estate” (or Qualifying Real Estate Assets) and at least 80% of our assets in Qualifying Real Estate Assets plus real estate-related assets.

48

We intend to invest in and manage a diversified portfolio of residential real estate investments. We expect to use a significant majority of the net proceeds from this offering to invest and hold at least 55% of our total assets in short-term residential real estate loans to our Manager, or directly in residential real estate, each of which we intend to be deemed Qualifying Real Estate Assets. It is possible that at times we may make a loan to our Manager that is not deemed “Qualifying Real Estate Assets” but in any event will not jeopardize the above-mentioned investment company exemptions or the REIT qualifications. In addition, we intend to hold at least 80% of our total assets in a combination of Qualifying Real Estate Assets and real estate-related assets. We will monitor our holdings under the 55% test and the 80% test in an effort to comply with Section 3(c)(5)(C) and related guidance.

Based on these holdings, we believe that we will not be considered an investment company for purposes of Section 3(c)(5)(C) of the Investment Company Act. Consequently, we expect to be able to conduct our operations such that we will not be required to register as an investment company under the Investment Company Act.

Section 3(c)(6) of the Investment Company Act excludes from the definition of “investment company” any company primarily engaged, directly or through majority-owned subsidiaries, in a business, among others, described in Section 3(c)(5)(C) of the Investment Company Act. The SEC has indicated that Section 3(c)(6) requires a company to hold at least 55% of its assets in, and derive 55% of its income from, a Section 3(c)(5)(C) business. The staff of the SEC has issued little additional interpretive guidance with respect to Section 3(c)(6). To the extent we choose to hold our real estate investments through subsidiaries, we may rely on Section 3(c)(6) of the Investment Company Act rather than Section 3(c)(5)(C). In such a case, we intend that more than 55% of our assets would be held in, and more than 55% of our income would be derived from, a combination of our interests in our majority-owned subsidiaries, and Qualifying Real Estate Assets. Our majority-owned subsidiaries would rely on Section 3(c)(5)(C), described above. Based on these holdings, we believe that we would not be considered an investment company for purposes of Section 3(c)(6) of the Investment Company Act. Consequently, we expect we would be able to conduct our operations such that we would not be required to register as an investment company under the Investment Company Act.

If the staff of the SEC were to disagree with our approach to our compliance with Section 3(c)(6), we would need to adjust our investment strategy. Any such adjustment in our strategy could have a material adverse effect on us.

Under the Investment Company Act, a majority-owned subsidiary of a person is defined as a company 50% or more of the outstanding voting securities of which are owned by such person, or by another company which is a majority-owned subsidiary of such person. For purposes of Section 3(c)(6) of the Investment Company Act, we intend to treat companies in which we own at least a majority of the outstanding voting securities as majority-owned subsidiaries. The determination of whether an entity is a majority-owned subsidiary of the Company will be made by us. We also intend to treat subsidiaries of which we or our wholly-owned or majority-owned subsidiary is the manager (in a manager-managed entity) or managing member (in a member-managed entity) or in which our agreement or the agreement of our wholly-owned or majority-owned subsidiary is required for all major decisions affecting the subsidiaries (collectively referred to as Controlled Subsidiaries in this offering circular) as majority-owned subsidiaries even though none of the interests issued by such Controlled Subsidiaries meets the definition of voting securities under the Investment Company Act. We reach this conclusion on the basis that the interests issued by the Controlled Subsidiaries are the functional equivalent of voting securities. We have not asked the staff of the SEC for its concurrence with our analysis, and it is possible that the staff of the SEC could disagree with any of our determinations. If the staff of the SEC were to disagree with our treatment of one or more companies as majority-owned subsidiaries, we would need to adjust our investment strategy. Any such adjustment in our strategy could have a material adverse effect on us.

The assets we and any subsidiaries may acquire are limited by the provisions of the Investment Company Act, the rules and regulations promulgated under the Investment Company Act, and interpretative guidance from the SEC and its staff. These limitations may adversely affect our performance. In addition, to the extent the SEC’s staff provides different or more specific guidance regarding any of the matters bearing upon such exclusions, we may be required to adjust our strategy accordingly. Any additional guidance from the SEC or its staff could provide additional flexibility to us, or it could further inhibit our ability to pursue the strategies we have chosen. The loss of our exclusion from regulation pursuant to the Investment Company Act could require us to restructure our operations, sell certain of our assets, or abstain from the purchase of certain assets, which could have an adverse effect on our financial condition and results of operations.

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Critical Accounting Policies

Our accounting policies have been established to conform with U.S. Generally Accepted Accounting Principles (“GAAP”). The preparation of financial statements in conformity with GAAP requires us to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Management believes that we have made these estimates and assumptions in an appropriate manner and in a way that accurately reflects our financial condition. We continually test and evaluate these estimates and assumptions using our historical knowledge of the business, as well as other factors, to ensure that they are reasonable for reporting purposes. However, actual results may differ from these estimates and assumptions. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied, thus resulting in a different presentation of the financial statements.

We believe the following critical accounting policy governs the significant judgments and estimates used in the preparation of our financial statements. Please refer to Note 2, “Summary of Significant Accounting Policies,” included in the financial statements contained in this report, for a more thorough discussion of our accounting policy and procedure. We consider our critical accounting policy to be the following:

Fair Value Disclosures

We may be required to disclose an estimate of fair value of our financial instruments for which it is practicable to estimate the value. The fair value of a financial instrument is the amount at which such financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. For certain of our financial instruments, fair values may not be readily available since there are no active trading markets as characterized by current exchanges by willing parties.

We will determine the fair value of certain investments in accordance with the fair value hierarchy that requires an entity to maximize the use of observable inputs. The fair value hierarchy includes the following three levels based on the objectivity of the inputs, which were used for categorizing the assets or liabilities for which fair value is being measured and reported:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.

Level 2 – Significant other observable inputs (e.g., quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs).

Level 3 – Prices or valuation techniques based on inputs that are both unobservable and significant to the overall fair value measurement.

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DESCRIPTION OF OUR UNITS

The following descriptions of our Units, certain provisions of Georgia law and certain provisions of our articles of organization and operating agreement are summaries and are qualified by reference to Georgia law, our articles of organization and our operating agreement, copies of which are filed as exhibits to the offering statement of which this offering circular is a part.

General

We are a Georgia limited liability company organized on December 8, 2020 under the Georgia Limited Liability Company Act, or Georgia LLC Act, issuing limited liability company membership interests. The limited liability company membership interests in the Company will be denominated in units of limited liability company membership interests (“Units”) and, if created in the future, preferred units of limited liability company membership interests (“Preferred Units”). Our operating agreement provides that we may issue an unlimited number of Units with the approval of our Manager and without member approval.

All of the Units offered by this offering circular will be duly authorized and validly issued. Upon payment in full of the consideration payable with respect to the Units, as determined by our Manager, the holders of such Units will not be liable to us to make any additional capital contributions with respect to such Units (except for the return of distributions under certain circumstances as required by Sections 14-11-407, 14-11-408 and 14-11-409 of the Georgia LLC Act). Holders of Units have no conversion, exchange, sinking fund or appraisal rights, no pre-emptive rights to subscribe for any securities of the Company and no preferential rights to distributions. However, holders of our Units will be eligible to participate in our quarterly redemption plan, as described below in “Description of our Units—Quarterly Redemption Plan”.

We intend to have a December 31 fiscal year end. In addition, we intend to elect and qualify to be taxed as a REIT for U.S. federal income tax purposes commencing with the year ending December 31, 2022.

Distributions

We do not expect to declare any distributions until the proceeds from our public offering are invested and generating operating cash flow. Once we begin to make distributions, we expect that dividends declared by our Manager will be made on a quarterly basis, or less frequently as determined by our Manager. Any distributions we make will be at the discretion of our Manager, and will be based on, among other factors, our present and reasonably projected future cash flow. We expect that the Manager will set the rate of distributions at a level that will be reasonably consistent and sustainable over time. Members will be entitled to declared distributions on each of their Units from the time the Units are issued to the Member until the redemption date as described below in “Description of our Units—Quarterly Redemption Plan”.

We are required to make distributions sufficient to satisfy the requirements for qualification as a REIT for U.S. federal income tax purposes. Generally, income distributed will not be taxable to us under the Code if we distribute at least 90% of our REIT taxable income each year (computed without regard to the dividends paid deduction and our net capital gain). Distributions will be authorized at the discretion of our Manager, in accordance with our earnings, present and reasonably projected future cash flows and general financial condition. Our Manager’s discretion will be directed, in substantial part, by its obligation to cause us to comply with the REIT requirements and to avoid U.S. federal income and excise taxes on retained income and gains.

Although our goal is to fund the payment of distributions solely from cash flow from operations, we may pay distributions from other sources, including the net proceeds of this offering, cash advances by our Manager, borrowings in anticipation of future operating cash flow and the issuance of additional securities, and we have no limit on the amounts we may pay from such other sources. If we fund distributions from financings or the net proceeds from this offering, we will have less funds available for investment in real estate properties, real estate-related assets and other investments. We expect that our cash flow from operations available for distribution will be lower in the initial stages of this offering until we have raised significant capital and made substantial investments. Further, because we may receive income at various times during our fiscal year and because we may need cash flow from operations during a particular period to fund expenses, we expect that during the early stages of our operations and from time to time thereafter, we may declare distributions in anticipation of cash flow that we expect to receive during a later period and these distributions would be paid in advance of our actual receipt of these funds. In these instances, we expect to look to third party borrowings, our offering proceeds or other sources to fund our distributions. Additionally, we will make certain payments to our Manager and dealer manager for services provided to us. See “Management Compensation.” Such payments will reduce the amount of cash available for distributions. Finally, payments to fulfill redemption requests under our redemption plan will also reduce funds available for distribution to remaining Members.

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We are not prohibited from distributing our own securities in lieu of making cash distributions to Member. Our operating agreement also gives the Manager the right to distribute other assets rather than cash. The receipt of our securities or assets in lieu of cash distributions may cause Members to incur transaction expenses in liquidating the securities or assets. We do not have any current intention to list our Units on a stock exchange or other trading market, nor is it expected that a public market for the Units will develop. We also do not anticipate that we will distribute other assets in kind (other than in the context of a roll up transaction).

Our distributions will constitute a return of capital to the extent that they exceed our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that a distribution is treated as a return of capital for U.S. federal income tax purposes, it will reduce your adjusted tax basis in your Units, and to the extent that it exceeds your adjusted tax basis will be treated as gain resulting from a sale or exchange of such Units.

Voting Rights

Our Members will have voting rights only with respect to certain matters, as described below. Each outstanding Unit entitles the holder to one vote on all matters submitted to a vote of Members until the redemption date as described below in “Description of our Units—Quarterly Redemption Plan”. Generally, matters to be voted on by our Members must be approved by either a majority or supermajority, as the case may be, of the votes cast by all Units present in person or represented by proxy, or by written consent. Our operating agreement provides that meetings of Members may be called by our Manager or by Members owning more than 50% of the Units. If any such vote occurs, you will be bound by the majority or supermajority vote, as applicable, even if you did not vote with the majority or supermajority.

The following circumstances will require the approval of holders representing a majority of the Units:

●	any amendment to our operating agreement if such amendment would limit the rights of the Members of any class or series of Units or would otherwise have an adverse effect on such Members; and
●	removal of a member of our board of managers for “cause” as described under “Management—Term and Removal of the Manager” (two-thirds of our Members who are not affiliated with the Manager or its affiliates are needed for this vote).

General Procedures

Adjustments for Distributions.

Upon the redemption of any Units, the redemption price will be reduced by the aggregate sum of distributions, if any, declared on the Units subject to the redemption request with record dates during the period between the redemption request date and the date of redemption. If a redemption date with respect to Units comes after the record date for the payment of a distribution to be paid on those Units but before the payment or distribution, the registered holders of those Units at the close of business on such record date will be entitled to receive the distribution on the payment date, notwithstanding the redemption of those Units or our default in payment of the distribution.

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Preferred Units

The Georgia LLC Act allows the creation of ownership interests of different classes of limited liability company membership interests, having such relative rights, powers and duties as the operating agreement may provide, and may make provision for the future creation in the manner provided in the operating agreement of additional classes of membership interests. In accordance with this provision, our operating agreement provides that our Manager is authorized to provide for the issuance from time to time of an unlimited amount of one or more classes or series of preferred units of limited liability company membership interests (“Preferred Units”). Unless otherwise required by law or by any stock exchange, if applicable, any such authorized Preferred Units will be available for issuance without further action by our Members. Our Manager is authorized to fix the number of Preferred Units, the relative powers, preferences and rights, and the qualifications, limitations or restrictions applicable to each class or series thereof by resolution authorizing the issuance of such class or series and without Member approval.

We could issue a class or series of Preferred Units that could, depending on the terms of the class or series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of holders of Units might believe to be in their best interests or in which holders of Units might receive a premium for their Units .

Transfer Agent and Registrar

As of the date of this offering circular, we have not engaged a transfer agent, and we may not engage a transfer agent until such time as we are required to do so in order to satisfy the conditional exemption contained in Rule 12g5-1(a)(7) of the Securities Exchange Act of 1934, as amended, or the Exchange Act.

Operating Agreement

Non-Member Manager

●	Roots REIT Management, LLC, a wholly owned subsidiary of Seed InvestCo, LLC, our sponsor, is our non-member manager. Our Manager will generally not be entitled to vote on matters submitted to our Members, although its approval will be required with respect to certain amendments to the operating agreement that would adversely affect its rights. Our Manager will not have any distribution, redemption, conversion or liquidation rights by virtue of its status as the Manager.
●	Our operating agreement further provides that the Manager, in exercising its rights in its capacity as the Manager, will be entitled to consider only such interests and factors as it desires, including its own interests, and will have no duty or obligation (fiduciary or otherwise) to give any consideration to any interest of or factors affecting us or any of our Members and will not be subject to any different standards imposed by our operating agreement, the Georgia LLC Act or under any other law, rule or regulation or in equity.

Organization and Duration

We were formed on December 8, 2020, as a Georgia limited liability company. We will remain in existence until dissolved in accordance with our operating agreement.

Purpose

Under our operating agreement, we are permitted to engage in any business activity that lawfully may be conducted by a limited liability company organized under Georgia law and, in connection therewith, to exercise all of the rights and powers conferred upon us pursuant to the agreement relating to such business activity.

Agreement to be Bound by our Operating Agreement; Power of Attorney

By purchasing a Unit, you will be admitted as a member of the Company and will be bound by the provisions of, and deemed to be a party to,our operating agreement. Pursuant to this agreement, each Member and each person who acquires a Unit from a Member grants to our Manager a power of attorney to, among other things, execute and file documents required for our qualification, continuance or dissolution. The power of attorney also grants our Manager the authority to make certain amendments to, and to execute and deliver such other documents as may be necessary or appropriate to carry out the provisions or purposes of, our operating agreement.

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No Fiduciary Relationship with our Manager

We operate under the direction of our Manager, which is responsible for directing the management of our business and affairs, managing our day-to-day affairs, and implementing our investment strategy. Our Manager performs its duties and responsibilities pursuant to our operating agreement. Our Manager maintains a contractual, as opposed to a fiduciary, relationship with us and our Members. Furthermore, we have agreed to limit the liability of our Manager and to indemnify our Manager against certain liabilities.

Limited Liability and Indemnification of our Manager and Others

Subject to certain limitations, our operating agreement limits the liability of our Manager, its officers and directors, our sponsor and our sponsor’s owners and affiliates, for monetary damages and provides that we will indemnify and pay or reimburse reasonable expenses in advance of final disposition of a proceeding to our Manager, its officers and directors, our sponsor and our sponsor’s owners and affiliates.

Our operating agreement provides that to the fullest extent permitted by applicable law our Manager, its officers and directors, our sponsor and our sponsor’s owners and affiliates will not be liable to us. In addition, pursuant to our operating agreement, we have agreed to indemnify our Manager, its officers and directors, our sponsor and our sponsor’s owners and affiliates, to the fullest extent permitted by law, against all expenses and liabilities (including judgments, fines, penalties, interest, amounts paid in settlement with the approval of the company and attorney’s fees and disbursements) arising from the performance of any of their obligations or duties in connection with their service to us or the operating agreement, including in connection with any civil, criminal, administrative, investigative or other action, suit or proceeding to which any such person may hereafter be made party by reason of being or having been the manager or one of our Manager’s directors or officers.

Insofar as the forgoing provisions permit indemnification of directors, officers or persons controlling us for liability arising under the Securities Act, we have been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

REIT Board

Management of the Company is vested in its board of managers (the “Board”). The Board’s sole member is the Manager. Each member of the Board may be removed for “cause” (as defined in herein in respect of the removal of the Manager) by a two-third vote of our Units who are not affiliated with the Manager, our Sponsor or their affiliates.

Amendment of Our Operating Agreement; Exclusive Authority of our Manager to Amend our Operating Agreement

Amendments to our operating agreement may be proposed only by or with the consent of our Manager. Our Manager will not be required to seek approval of the Members to adopt or approve any amendment to our operating agreement, except to the extent that such amendment would limit the rights of the holders of any class or series of Units or would otherwise have an adverse effect on such holders. In such a case, the proposed amendment must be approved in writing by holders representing a majority of the class or series of Units so affected.

Termination and Dissolution

We will continue as a limited liability company until terminated under our operating agreement. We will dissolve upon: (1) the election of our Manager to dissolve us with approval of holder of at least a majority of the Units; (2) the entry of a decree of judicial dissolution of the Company; or (4) at any time that we no longer have any Members, unless our business is continued in accordance with the Georgia LLC Act.

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Books and Reports

We are required to keep appropriate books of our business at our principal offices. The books will be maintained for both tax and financial reporting purposes on a basis that permits the preparation of financial statements in accordance with GAAP. For financial reporting purposes and federal income tax purposes, our fiscal year and our tax year are the calendar year.

Determinations by our Manager

Any determinations made by our Manager under any provision described in our operating agreement will be final and binding on our Members, except as may otherwise be required by law, including any determination by our Manager to revoke or otherwise terminate our REIT election, without approval of our Members, if the Manager determines that it is no longer in our best interests to continue to qualify as a REIT.

Member Rights

Our operating agreement requires that all parties to the operating agreement in any action, lawsuit or proceeding, whether in contract or in tort, relating to any dispute arising under or in connection with the operating agreement or any transaction described in the operating agreement or to any dispute between the parties, including claims arising from federal securities laws, (i) waive their right to trial by jury and (ii) submit to binding arbitration in Atlanta, Georgia. Members will not be deemed to have waived the Company’s compliance with the federal securities laws and the rules and regulations thereunder.

Restrictions on Ownership and Transfer

In order for us to qualify as a REIT under the Code, Units of the Company must be owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year for which an election to be a REIT has been made) or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of our outstanding Units may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year (other than the first year for which an election to be a REIT has been made). To qualify as a REIT, we must satisfy other requirements as well. See “U.S. Federal Income Tax Considerations—Requirements for Qualification as a REIT.”

To assist us in qualifying as a REIT, our operating agreement, subject to certain exceptions, contains restrictions on the number and value of our Units and the number and value of Units of the Company that a person may own. In addition, our operating agreement prohibits the ownership of more than 9.8% in value of our Units, unless exempted by our Manager. Accordingly, no person may own, or be deemed to own, more than 9.8% in value or in number of our Units, whichever is more restrictive. We refer to these limits collectively as the “ownership limit.” An individual or entity that becomes subject to the ownership limit or any of the other restrictions on ownership and transfer of the Units of the Company described below is referred to as a “prohibited owner” if, had the violative transfer or other event been effective, the individual or entity would have been a beneficial owner or, if appropriate, a record owner of Units.

The applicable constructive ownership rules under the Code are complex and may cause our Units owned actually or constructively by a group of individuals and/or entities to be owned constructively by one individual or entity. As a result, the acquisition of less than 9.8% by value or number of our Units, whichever is more restrictive, or 9.8% by value or number of our Units, whichever is more restrictive, (or the acquisition of an interest in an entity that owns, actually or constructively, our Units by an individual or entity), could, nevertheless, cause that individual or entity, or another individual or entity, to own constructively in excess of the ownership limit.

Our Manager may, in its sole discretion, subject to such conditions as it may determine and the receipt of certain representations and undertakings, prospectively or retroactively, waive the ownership limit or establish a different limit on ownership, or excepted holder limit, for a particular Member if the Member’s ownership in excess of the ownership limit would not result in the Company being “closely held” within the meaning of Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) except during the first taxable year for which we elect to be a REIT and/or during the first half of our second taxable year for which we elect to be treated as a REIT and only to the extent it does not result in us failing to qualify as a REIT, or otherwise would result in us failing to qualify as a REIT. As a condition of its waiver or grant of excepted holder limit, our Manager may, but is not required to, require an opinion of counsel or IRS ruling satisfactory to our Manager in order to determine or ensure the Company’s qualification as a REIT. In addition, our Manager will reject any investor’s subscription in whole or in part if it determines that such subscription would violate such ownership limits.

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In connection with granting a waiver of the ownership limit, creating an excepted holder limit or at any other time, our Manager may from time to time increase or decrease the ownership limit for all other individuals and entities unless, after giving effect to such increase, five or fewer individuals could beneficially or constructively own in the aggregate, more than 49.9% in value of the Units then outstanding of the Company or the Company would otherwise fail to qualify as a REIT. Prior to the modification of the ownership limit, our Manager may require such opinions of counsel, affidavits, undertakings or agreements as it may deem necessary or advisable in order to determine or ensure our qualification as a REIT. A reduced ownership limit will not apply to any person or entity whose percentage ownership of our Units or Units of the Company, as applicable, is in excess of such decreased ownership limit until such time as such individual’s or entity’s percentage ownership of our Units of the Company, as applicable, equals or falls below the decreased ownership limit, but any further acquisition of our Units of the Company, as applicable, in excess of such percentage ownership of our Units of the Company will be in violation of the ownership limit.

Our operating agreement further prohibits:

●	any person from beneficially or constructively owning, applying certain attribution rules of the Code, Units of the Company that would result in the Company being “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise cause us to fail to qualify as a REIT; and
●	any person from transferring our Units if such transfer would result in our Units being owned by fewer than 100 persons (determined without reference to any rules of attribution).

Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of our Units that will or may violate the ownership limit or any of the other foregoing restrictions on ownership and transfer of our Units, or who would have owned our Units transferred to a trust as described below, must immediately give us written notice of the event, or in the case of an attempted or proposed transaction, must give at least 15 days’ prior written notice to us and provide us with such other information as we may request in order to determine the effect of such transfer on our qualification as a REIT. The foregoing restrictions on ownership and transfer of our Units will not apply if our Manager determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT or that compliance with the restrictions and limitations on ownership and transfer of our Units as described above is no longer required in order for us to qualify as a REIT.

In addition, if our Manager determines in good faith that a proposed transfer or other event would violate the restrictions on ownership and transfer of our Units, our Manager may take such action as it deems advisable to refuse to give effect to or to prevent such transfer, including, but not limited to, causing us to redeem our Units, refusing to give effect to the transfer on our books or instituting proceedings to enjoin the transfer.

Every owner of 5% or more (or such lower percentage as required by the Code or the regulations promulgated thereunder) of our Units, within 30 days after the end of each taxable year, must give us written notice, stating the Member’s name and address, the number of Units of each class of the Company that the Member beneficially owns and a description of the manner in which the Units are held. Each such owner must provide to us in writing such additional information as we may request in order to determine the effect, if any, of the Member’s beneficial ownership on our qualification as a REIT and to ensure compliance with the ownership limit. In addition, each Member must provide to us in writing such information as we may request in good faith in order to determine our qualification as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine such compliance. Any certificates representing our Units, if any, will bear a legend referring to the restrictions described above. These restrictions on ownership and transfer could delay, defer or prevent a transaction or a change in control that might involve a premium price for the Units or otherwise be in the best interest of the holders of the Units.

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Valuation Policies

Our NAV per Unit will be calculated at the end of each fiscal quarter by our internal process that reflects several components, including (1) estimated values of each of our real estate assets and investments, including related liabilities, based upon (a) market capitalization rates, comparable sales information, interest rates, net operating income, and (b) in certain instances reports of the underlying real estate provided by a valuation expert, (2) the price of liquid assets for which third party market quotes are available, (3) other assets and liabilities valued at book value,

(4) accruals of our periodic distributions and (5) estimated accruals of our operating revenues and expenses. In instances where an appraisal of the real estate asset is necessary, we will engage an appraiser that has expertise in appraising real estate assets, to act as our valuation expert. The valuation expert will not be responsible for, or prepare, our quarterly NAV per Unit. The final determination of our quarterly NAV per Unit will be made by our Manager.

If a material event occurs between scheduled annual valuations that our Manager believes may materially affect the value of any of our real estate assets and investments, including related liabilities, our Manager anticipates informing the valuation expert so that, if appropriate, the valuation expert can adjust the most recent valuations provided in the applicable report, if any, to account for the estimated impact. We will determine our NAV per Unit by dividing our NAV in such fiscal quarter by the number of our Units outstanding as of the end of such fiscal quarter, prior to giving effect to any Unit purchases or redemptions to be effected for such fiscal quarter.

We may engage a valuation expert with expertise in appraising certain real estate assets to provide annual valuations of certain real estate assets and investments, including related liabilities, to be set forth in reports of the underlying real estate, and to adjust those valuations for events known to the valuation expert that it believes are likely to have a material impact on previously provided estimates of the value of the affected real estate assets and investments and related liabilities. In addition, our assets may include liquid assets, which will not be valued by our valuation expert, and cash and cash equivalents. We will amortize asset acquisition costs over the duration of the real estate asset. In the instances of assets with uncertain durations, we will amortize asset acquisition costs over five years. Our liabilities will also include accrued fees and operating expenses, accrued distributions payable, accrued management fees, which will be estimated by our Manager. Our Manager will be responsible for ensuring that the valuation expert discharges its responsibilities in accordance with our valuation guidelines, and will periodically receive and review such information about the valuation of our assets and liabilities as it deems necessary to exercise its oversight responsibility.

Our goal is to provide a reasonable estimate of the market value of our Units on a quarterly basis. However, our assets will consist of real estate investments and, as with any real estate valuation protocol, the conclusions reached by our independent valuation expert or our Manager will be based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in different estimates of the value of our real estate assets and investments.

In addition, for any given quarter, our published NAV per Unit may not fully reflect certain material events, to the extent that the financial impact of such events on our portfolio is not immediately quantifiable. As a result, the quarterly calculation of our NAV per Unit may not reflect the precise amount that might be paid for your Units in a market transaction, and any potential disparity in our NAV per Unit may be in favor of either Members who redeem their Units, or Members who buy new Units, or existing Members.

Quarterly Unit Price Adjustments

The offering price per Unit equals our NAV per Unit (calculated as our NAV divided by the number of our Units outstanding as of the end of the prior fiscal quarter) and will be adjusted at the beginning of every fiscal quarter (or as soon as commercially reasonable thereafter). See “Description of Our Units — Distribution Reinvestment Plan” for additional information. While this offering is ongoing, we will file with the SEC on a quarterly basis an offering circular supplement disclosing the quarterly determination of our NAV per Unit and the offering price per Unit that will be applicable for the following three-month period, which we refer to as the pricing supplement. Additionally, we will identify the current offering price per Unit as well as our NAV per Unit on our website, www.investwithroots.com. Our website will also contain this offering circular, including any supplements and amendments. We will use commercially reasonable efforts to monitor whether a material event occurs in between quarterly updates of NAV that we reasonably believe would cause our NAV per Unit to change by 5% or more from the last disclosed NAV per Unit. While this offering is ongoing, if we reasonably believe that such a material event has occurred, we will calculate and disclose the updated NAV per Unit and the reason for the change in an offering circular supplement as promptly as reasonably practicable, and will update the NAV per Unit information provided on our website. We also use that updated NAV per Unit to determine whether to change the offering price for new Units for the remainder of the fiscal quarter. Any subscriptions that we receive prior to our announcement of a new offering price per Unit will be executed at the price per Unit in effect on the date the subscription is received. Thus, even if settlement occurs following the announcement of a new offering price per Unit, the purchase price for the Units will be the price in effect at the time the subscription was received.

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Quarterly Redemption Plan

While you should view your investment as long-term, we have adopted a Unit redemption program, whereby Members may request that we redeem up to 5% of their Units quarterly while this offering is ongoing. We may make redemptions upon the death of a Member or in special circumstances as determined by the Manager (referred to as “exception redemptions”; all other redemptions are referred to as “ordinary redemptions”).

For ordinary redemptions, the Effective Redemption Rate will depend upon how long a Member requesting redemption has held his or her Units. Exception redemptions are not subject to any discount associated with the amount of time the Units were held and will be redeemed at 100% of the most recently announced NAV per Unit. For all other redemptions, we will redeem the Units at the most recently announced NAV per Unit, multiplied by the Effective Redemption Rate. The redemption rates at which we will redeem Units are presented in the table below. The redemption rates at which we will redeem Units are presented in the table below:

Unit Redemption Anniversary	Effective Redemption Rate
Less than 1 year	94%
1 year or more	100%
Death or Exception Redemption	100%

Our Units are currently not listed on a national securities exchange or included for quotation on a national securities market, and we currently do not intend to list our Units. In order to provide our Members with some liquidity, we have adopted a Unit redemption program that may enable you to sell your Units to us in limited circumstances.

Members may present for redemption all or a portion of their Units to us in accordance with the procedures outlined herein. Upon such presentation, we may, subject to the conditions and limitations described below, redeem the Units presented to us for cash subject to the availability of cash to fund such redemption, which will be determined by our Manager, in its full discretion.

In the event there are insufficient funds to honor all requested Unit redemptions, we will use the funds available and honor the redemption requests on a pro-rata basis.

We will not pay our Manager or its affiliates any fees to complete any transactions under our Unit redemption program.

Any fee charged to the Company by a third party in connection with a redemption will be deducted from the total redemption price. For purposes of determining the time period, a Member has held each Unit, the time period begins as of the date the Member acquired the Unit.

In the event that a Member requests redemption of 100% of the Units owned by the Member on the date of presentment, we will waive the one-year holding period requirement for any Units presented that were acquired through our distribution reinvestment plan and such Member will be deemed to have withdrawn from the distribution reinvestment plan.

At any time we are engaged in an offering of Units, the price at which time we will redeem Units will never be greater than the applicable per Unit offering price in effect on the date of the Unit redemption.

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Redemptions of our Units will be made quarterly upon written request to us at least 15 days prior to the end of the applicable quarter and will be made within 15 days of the end of the applicable quarter, which we refer to as the redemption date. Members may withdraw their redemption request any time prior to the redemption date. If we agree to honor a redemption request, the Units to be redeemed will cease to accrue distributions or have voting rights as of the redemption date. If we are unable to honor a redemption request, you can (i) withdraw your request for redemption; or (ii) ask that we honor your request in a future quarter, if any, when such redemption can be made pursuant to the limitation of the redemption program when sufficient funds are available.

We intend to limit the number of Units to be redeemed during any calendar year to 5.0% of the weighted average number of Units outstanding during the prior calendar year (or 1.25% per quarter, with excess capacity carried over to later quarters in the calendar year). During the period that this offering is ongoing, all Members who have held their Units for at least one year may request us to redeem up to 5% of their Units quarterly, up to the aggregate quarterly and annual limitations discussed above. Once we have concluded this offering, we intend to evaluate Unit redemption levels on a quarterly basis depending on our available cash.

Distribution Reinvestment Plan

Pursuant to our distribution reinvestment plan, you may elect to have your distributions, excluding those distributions that our Manager designates as ineligible for reinvestment through the plan, reinvested in additional Units, in lieu of receiving cash distributions. The following discussion summarizes the principal terms of this plan. Exhibit 4.2 to this offering circular contains the full text of our distribution reinvestment plan.

Eligibility

All of our Members are eligible to participate in our distribution reinvestment plan; however, we may elect to deny your participation in our distribution reinvestment plan if you reside in a jurisdiction or foreign country where, in our judgment, the burden or expense of compliance with applicable securities laws makes your participation impracticable or inadvisable.

You must cease participation in our distribution reinvestment plan if you no longer meet the suitability standards or cannot make the other investor representations set forth in the then-current offering circular or in the subscription agreement. Participants must agree to notify us promptly when they no longer meet these standards. See “Suitability Standards” (immediately following the cover page) and the form of subscription agreement attached hereto as Exhibit 4.1 to this offering circular.

Election to Participate

You may elect to participate in our distribution reinvestment plan by completing the subscription agreement, an enrollment form or another approved form available from us. Your participation in our distribution reinvestment plan will begin with the next distribution made after receipt of your enrollment form. You can choose to include all of your investments in our distribution reinvestment plan in their entirely or not at all. You may not choose to include a portion of your investments in the distribution reinvestment plan.

Unit Purchases

Units will be purchased under our distribution reinvestment plan on the distribution payment dates. Participants in the distribution reinvestment plan may purchase fractional Units so that 100% of the distributions will be used to acquire Units.

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Participants in the distribution reinvestment plan will acquire Units at a price equal to the NAV as updated quarterly.

Transaction History

You or your designee will have access to a transaction listing showing your purchases under our distribution reinvestment plan. Your transaction history will contain the following information:

●	each distribution reinvested for your account;
●	the date of the reinvestment;
●	the number and price of the Units purchased by you; and
●	the total number of Units in your account.

Use of Proceeds

We expect to use the net proceeds from the sale of shares under our distribution reinvestment plan for general corporate purposes including, but not limited to, the following:

●	the acquisition of real estate investments; and
●	the repayment of debt.

We cannot predict with any certainty how much, if any, distribution reinvestment plan proceeds will be available for specific purposes.

Voting

You may vote all Units, including fractional Units that you acquire through our distribution reinvestment plan.

Tax Consequences of Participation

If you elect to participate in our distribution reinvestment plan and are subject to federal income taxation, you will incur a tax liability for distributions allocated to you even though you have elected not to receive the distributions in cash but rather to have the distributions withheld and reinvested pursuant to our distribution reinvestment plan. Specifically, you will be treated as if you have received the distribution from us in cash and then applied such distribution to the purchase of additional Units. In addition, to the extent you purchase Units through our distribution reinvestment plan at a discount to their fair market value, you will be treated for tax purposes as receiving an additional distribution equal to the amount of the discount, if any. You will be taxed on the amount of the distribution as a dividend to the extent such distribution is from current or accumulated earnings and profits, unless we have designated all or a portion of the distribution as a capital gain distribution. See “Federal Income Tax Considerations—Taxation of Taxable U.S. Members” and “Federal Income Tax Considerations—Taxation of Non-U.S. Members.” You may be subject to backup withholding if you fail to comply with certain tax requirements. See “Federal Income Tax Considerations—Backup Withholding and Information Reporting.”

Termination of Participation

Once enrolled, you may continue to purchase Units under our distribution reinvestment plan until we have: sold all of the Units registered in this offering; terminated this offering; or terminated our distribution reinvestment plan. You may terminate your participation in our distribution reinvestment plan at any time by providing us with written notice. For your termination to be effective for a particular distribution, we must have received your notice of termination at least ten (10) business days prior to the last business day of the month to which the distribution relates, and the participant’s termination will be effective for the next date Units are purchased under the distribution reinvestment plan. Any transfer of your Units will effect a termination of the participation of those Units in our distribution reinvestment plan. We will terminate your participation in our distribution reinvestment plan to the extent that a reinvestment of your distributions would cause you to violate the ownership limit contained in our operating agreement, unless you have obtained an exemption from the ownership limit from our Manager. We may also terminate your participation in our distribution reinvestment plan if your investment would cause us to exceed the 25% limit set forth in the section of the offering circular entitled “ERISA Considerations.”

Amendment or Termination of Plan

We may amend or terminate our distribution reinvestment plan for any reason at any time upon ten (10) days’ notice to the participants. We may provide notice by including such information (a) in a material events filing or in our annual or semi-annual reports, all publicly filed with the SEC or (b) in a separate mailing to the participants.

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U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain U.S. federal income tax considerations relating to our qualification and taxation as a REIT and the acquisition, holding, and disposition of our Units. For purposes of this section, references to “RootsCom,” “Company,” “Roots,” “the REIT,” “we,” “us,” or “our” means only Roots Real Estate Investment Community I, LLC and not its subsidiaries or other lower-tier entities, except as otherwise indicated. This summary is based upon the Code, the regulations promulgated by the U.S. Treasury Department, current administrative interpretations and practices of the IRS (including administrative interpretations and practices expressed in private letter rulings which are binding on the IRS only with respect to the particular taxpayers who requested and received those rulings) and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax considerations described below. No advance ruling has been or will be sought from the IRS regarding any matter discussed in this summary. The summary is also based upon the assumption that the operation of the Company, and of any subsidiaries and other lower-tier affiliated entities, will be in accordance with its applicable organizational documents and as described in this offering circular. This summary is for general information only, and does not purport to discuss all aspects of U.S. federal income taxation that may be important to a particular Member in light of its investment or tax circumstances or to Members subject to special tax rules, such as:

●	U.S. expatriates;
●	persons who mark-to-market our Units;
●	subchapter S corporations;
●	U.S. Members who are U.S. Persons (as defined below) whose functional currency is not the U.S. dollar;
●	financial institutions;
●	insurance companies;
●	broker-dealers;
●	regulated investment companies;
●	trusts and estates;
●	holders who receive our Units through the exercise of employee stock options or otherwise as compensation;
●	persons holding our Units as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment;
●	persons subject to the alternative minimum tax provisions of the Code;
●	persons holding our Units through a partnership or similar pass-through entity;
●	persons holding a 10% or more (by vote or value) beneficial interest in the Company;
●	tax exempt organizations, except to the extent discussed below in “—Taxation of Tax Exempt U.S. Members;” and
●	Non-U.S. Persons (as defined below), except to the extent discussed below in “—Taxation of Non-U.S. Members.”

This summary assumes that Members will hold our Units as capital assets, which generally means as property held for investment.

For the purposes of this summary, a “U.S. Person” is a beneficial owner of our Units who for U.S. federal income tax purposes is:

●	a citizen or resident of the United States;
●	a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or of a political subdivision thereof (including the District of Columbia);
●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or
●	any trust if (1) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. Persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a U.S. Person.

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For the purposes of this summary, a “U.S. Member” is a beneficial owner of our Units who is a “U.S. Person.” A tax-exempt organization is a U.S. Person who is exempt from U.S. federal income tax under Section 401(a) or 501(a) of the Code. For the purposes of this summary, a “Non-U.S. Person” is a beneficial owner of our Units who is a nonresident alien individual or a non-U.S. corporation for U.S. federal income tax purposes, and a “Non-U.S. Member” is a beneficial owner of our Units who is a Non-U.S. Person. The term “corporation” includes any entity treated as a corporation for U.S. federal income tax purposes, and the term “partnership” includes any entity treated as a partnership for U.S. federal income tax purposes.

THE U.S. FEDERAL INCOME TAX TREATMENT OF HOLDERS OF OUR UNITS DEPENDS IN SOME INSTANCES ON DETERMINATIONS OF FACT AND INTERPRETATIONS OF COMPLEX PROVISIONS OF U.S. FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE. IN ADDITION, THE TAX CONSEQUENCES OF HOLDING OUR UNITS TO ANY PARTICULAR MEMBER WILL DEPEND ON THE MEMBER’S PARTICULAR TAX CIRCUMSTANCES. YOU ARE URGED TO CONSULT YOUR TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES TO YOU, IN LIGHT OF YOUR PARTICULAR INVESTMENT OR TAX CIRCUMSTANCES, OF ACQUIRING, HOLDING, AND DISPOSING OF OUR UNITS.

Taxation of the Company

We intend to elect to be taxed as a REIT under the Code, commencing with the taxable year ending December 31, 2022. We believe that we have been organized, owned and operated in conformity with the requirements for qualification and taxation as a REIT under the Code.

Qualification and taxation as a REIT depends on our ability to meet, on a continuing basis, through actual results of operations, distribution levels, diversity of Unit ownership and various qualification requirements imposed upon REITs by the Code, discussed below. In addition, our ability to qualify as a REIT may depend in part upon the operating results, organizational structure and entity classification for U.S. federal income tax purposes of certain entities in which we invest, which we may not control. Our ability to qualify as a REIT also requires that we satisfy certain asset and income tests, some of which depend upon the fair market values of assets directly or indirectly owned by us or which serve as security for loans made by us. Such values may not be susceptible to a precise determination. Accordingly, no assurance can be given that the actual results of our operations for any taxable year will satisfy the requirements for qualification and taxation as a REIT.

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Taxation of REITs in General

Provided that we qualify as a REIT, we will generally be entitled to a deduction for dividends that we pay and, therefore, will not be subject to U.S. federal corporate income tax on our net taxable income that is currently distributed to our Members. This treatment substantially eliminates the “double taxation” at the corporate and stockholder levels that results generally from investment in a corporation. Rather, income generated by a REIT is generally taxed only at the stockholder level (or in our case as a limited liability company, the member level), upon a distribution of dividends by the REIT.

Even if we qualify for taxation as a REIT, however, we will be subject to U.S. federal income taxation as follows:

●	We will be taxed at regular U.S. federal corporate rates on any undistributed income, including undistributed cashless income such as accrued but unpaid interest.
●	We may be subject to the “alternative minimum tax” on our items of tax preference, if any.
●	If we have net income from “prohibited transactions,” which are, in general, sales or other dispositions of property held primarily for sale to customers in the ordinary course of business, other than foreclosure property, such income will be subject to a 100% tax. See “—Prohibited Transactions” and “—Foreclosure Property” below.
●	If we fail to satisfy the 75% gross income test or the 95% gross income test, as discussed below, but nonetheless maintain our qualification as a REIT because other requirements are met, we will be subject to a 100% tax on an amount equal to (1) the greater of (A) the amount by which we fail the 75% gross income test or (B) the amount by which we fail the 95% gross income test, as the case may be, multiplied by (2) a fraction intended to reflect profitability.
●	If we fail to satisfy any of the REIT asset tests, as described below, other than a failure of the 5% or 10% REIT asset tests that do not exceed a statutory de minimis amount as described more fully below, but our failure is due to reasonable cause and not due to willful neglect and we nonetheless maintain our REIT qualification because of specified cure provisions, we will be required to pay a tax equal to the greater of $50,000 or the highest corporate tax rate (currently 35%) of the net income generated by the non-qualifying assets during the period in which we failed to satisfy the asset tests.
●	If we fail to satisfy any provision of the Code that would result in our failure to qualify as a REIT (other than a gross income or asset test requirement) and the violation is due to reasonable cause and not due to willful neglect, we may retain our REIT qualification but we will be required to pay a penalty of $50,000 for each such failure.
●	If we fail to distribute during each calendar year at least the sum of (1) 85% of our REIT ordinary income for such year, (2) 95% of our REIT capital gain net income for such year and (3) any undistributed taxable income from prior periods (or the required distribution), we will be subject to a 4% excise tax on the excess of the required distribution over the sum of (A) the amounts actually distributed (taking into account excess distributions from prior years), plus (B) retained amounts on which income tax is paid at the corporate level.
●	We may be required to pay monetary penalties to the IRS in certain circumstances, including if we fail to meet record-keeping requirements intended to monitor our compliance with rules relating to the composition of our Members, as described below in “U.S. Federal Income Tax Considerations—Requirements for Qualification as a REIT.”
●	A 100% excise tax may be imposed on some items of income and expense that are directly or constructively paid between us and any Taxable REIT Subsidiary, or “TRS”, and any other TRSs we may own if and to the extent that the IRS successfully adjusts the reported amounts of these items because the reported amounts were not consistent with arm’s length amounts.
●	If we acquire appreciated assets from a corporation that is not a REIT in a transaction in which the adjusted tax basis of the assets in our hands is determined by reference to the adjusted tax basis of the assets in the hands of the non-REIT corporation, we may be subject to tax on such appreciation at the highest corporate income tax rate then applicable if we subsequently recognize gain on a disposition of any such assets during the 5-year period following their acquisition from the non-REIT corporation.

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●	We may elect to retain and pay U.S. federal income tax on our net long-term capital gain. In that case, a Member would include its proportionate share of our undistributed long-term capital gain in its income (to the extent we make a timely designation of such gain to the Member), would be deemed to have paid the tax that it paid on such gain, and would be allowed a credit for its proportionate share of the tax deemed to have been paid, and an adjustment would be made to increase the Member’s basis in our Units.
●	We may own subsidiaries that will elect to be treated as TRSs, and we may hold equity interests in our borrowers or other investments through such TRSs, the earnings of which will be subject to U.S. federal corporate income tax.
●	We will generally be subject to tax on the portion of any excess inclusion income derived from an investment in residual interests in Real Estate Mortgage Investment Conduits, or “REMICs”, or “taxable mortgage pools” to the extent our Units are held in record name by specified tax exempt organizations not subject to tax on Unrelated Business Tax Income, or “UBTI”, or non-U.S. sovereign investors.

In addition, we may be subject to a variety of taxes other than U.S. federal income tax, including state, local, and non-U.S. income, franchise property and other taxes.

Requirements for Qualification as a REIT

The Code defines a REIT as a corporation, trust or association:

(1)	that is managed by one or more trustees or directors;

(2)	the beneficial ownership of which is evidenced by transferable shares or by transferable certificates of beneficial interest;

(3)	that would be taxable as a domestic corporation but for the special Code provisions applicable to REITs;

(4)	that is neither a financial institution nor an insurance company subject to specific provisions of the Code;

(5)	the beneficial ownership of which is held by 100 or more persons during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months;

(6)	in which, during the last half of each taxable year, not more than 50% in value of the outstanding stock is owned, directly or indirectly, by five or fewer “individuals” as defined in the Code to include specified entities, referred to as the 5/50 Test in this offering circular;

(7)	that makes an election to be a REIT for the current taxable year or has made such an election for a previous taxable year that has not been terminated or revoked;

(8)	that has no earnings and profits from any non-REIT taxable year at the close of any taxable year;

(9)	that uses the calendar year for U.S. federal income tax purposes; and

(10)	that meets other tests described below, including with respect to the nature of its income and assets and the amount of its distributions.

For purposes of condition (1), “directors” generally means persons treated as “directors” for purposes of the Investment Company Act, which we believe includes our Manager. Our Units are generally freely transferable, and we believe that the restrictions on ownership and transfers of our Units do not prevent us from satisfying condition (2). Although we are organized as a limited liability company, for U.S. federal income tax purposes we elected to be classified as a corporation in compliance with condition (3). Conditions (5) and (6) do not need to be satisfied for the first taxable year for which an election to become a REIT has been made. We believe that the Units sold in this offering will allow us to timely comply with condition (6). To monitor compliance with the Unit ownership requirements, we are generally required to maintain records regarding the actual ownership of our Units. Provided we comply with these record keeping requirements and that we would not otherwise have reason to believe we fail the 5/50 Test after exercising reasonable diligence, we will be deemed to have satisfied the 5/50 Test. In addition, our operating agreement provides restrictions regarding the ownership and transfer of our Units, which are intended to assist us in satisfying the share ownership requirements described above.

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Effect of Subsidiary Entities

Ownership of Partnership Interests

In the case of a REIT that is a partner in an entity that is treated as a partnership for U.S. federal income tax purposes, the REIT is deemed to own its proportionate share of the partnership’s assets and to earn its proportionate share of the partnership’s gross income based on its pro rata share of capital interests in the partnership for purposes of the asset and gross income tests applicable to REITs, as described below. However, solely for purposes of the 10% value test, described below, the determination of a REIT’s interest in partnership assets will be based on the REIT’s proportionate interest in any securities issued by the partnership, excluding for these purposes, certain excluded securities as described in the Code. For purposes of determining the amount of the REIT’s taxable income that must be distributed, or is subject to tax, the REIT’s share of partnership income is determined under the partnership tax provisions of the Code and will reflect any special allocations of income or loss that are not in proportion to capital interests. Income earned through partnerships retains its character for U.S. federal income tax purposes when allocated among its partners. We intend to obtain covenants from any partnerships in which we invest but do not control to operate in compliance with the REIT requirements, but we may not control any particular partnership into which we invest, and thus no assurance can be given that any such partnerships will not operate in a manner that causes us to fail an income or asset test requirement. In general, partnerships are not subject to U.S. federal income tax. However, under recently enacted rules that take effect for taxable years beginning after December 31, 2017, a partnership in which we invest may be required to pay the hypothetical increase in partner-level taxes resulting from an adjustment of partnership tax items on audit.

Disregarded Subsidiaries

If a REIT owns a corporate subsidiary that is a “qualified REIT subsidiary,” that subsidiary is disregarded for U.S. federal income tax purposes, and all assets, liabilities and items of income, deduction and credit of the subsidiary are treated as assets, liabilities and items of income, deduction and credit of the REIT itself, including for purposes of the gross income and asset tests applicable to REITs, as summarized below. A qualified REIT subsidiary is any corporation, other than a TRS, that is wholly owned by a REIT, by other disregarded subsidiaries of a REIT or by a combination of the two. Single member limited liability companies or other domestic unincorporated entities that are wholly owned by a REIT are also generally disregarded as separate entities for U.S. federal income tax purposes, including for purposes of the REIT gross income and asset tests unless they elect TRS status. Disregarded subsidiaries, along with partnerships in which we hold an equity interest, are sometimes referred to herein as “pass-through subsidiaries.”

In the event that a disregarded subsidiary ceases to be wholly owned by us (for example, if any equity interest in the subsidiary is acquired by a person other than us or another disregarded subsidiary of ours), the subsidiary’s separate existence would no longer be disregarded for U.S. federal income tax purposes. Instead, it would have multiple owners and would be treated as either a partnership or a taxable corporation. Such an event could, depending on the circumstances, adversely affect our ability to satisfy the various asset and gross income tests applicable to REITs, including the requirement that REITs generally may not own, directly or indirectly, more than 10% of the value or voting power of the outstanding securities of another corporation. See “—Asset Tests” and “—Gross Income Tests.”

Taxable REIT Subsidiaries

A REIT, in general, may jointly elect with a subsidiary corporation, whether or not wholly owned, to treat the subsidiary corporation as a TRS. The separate existence of a TRS or other taxable corporation, unlike a disregarded subsidiary as discussed above, is not ignored for U.S. federal income tax purposes. Accordingly, such an entity would generally be subject to U.S. federal income tax on its taxable income, which may reduce the cash flow generated by us and our subsidiaries in the aggregate and our ability to make distributions to our Members.

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A REIT is not treated as holding the assets of a TRS or other taxable subsidiary corporation or as receiving any income that the subsidiary earns. Rather, the stock issued by the subsidiary is an asset in the hands of the REIT, and the REIT generally recognizes dividend income when it receives distributions of earnings from the subsidiary. This treatment can affect the gross income and asset test calculations that apply to the REIT, as described below. Because a parent REIT does not include the assets and income of its TRSs in determining the parent REIT’s compliance with the REIT requirements, such entities may be used by the parent REIT to undertake indirectly activities that the REIT rules might otherwise preclude the parent REIT from doing directly or through pass-through subsidiaries. If dividends are paid to us by one or more domestic TRSs we may own, then a portion of the dividends that we distribute to Members who are taxed at individual rates generally will be eligible for taxation at preferential qualified dividend income tax rates rather than at ordinary income rates. See “—Taxation of Taxable U.S. Members” and “—Annual Distribution Requirements.”

We may hold any equity interests we receive in our borrowers or certain other investments through one or more TRSs. While we intend to manage the size of our TRSs and dividends from our TRSs in a manner that permits us to qualify as a REIT, it is possible that the equity investments appreciate to the point where our TRSs exceed the thresholds mandated by the REIT rules. In such cases, we could lose our REIT status if we are unable to satisfy certain exceptions for failing to satisfy the REIT income and asset tests. In any event, any earnings attributable to equity interests held in TRSs or origination activity conducted by TRSs will be subject to U.S. federal corporate income tax.

Gross Income Tests

In order to maintain our qualification as a REIT, we annually must satisfy two gross income tests. First, at least 75% of our gross income for each taxable year, excluding gross income from sales of inventory or dealer property in “prohibited transactions” and certain hedging and foreign currency transactions, must be derived from investments relating to real property or mortgages on real property, including “rents from real property,” dividends received from and gains from the disposition of other shares of REITs, interest income derived from mortgage loans secured by real property, and gains from the sale of real estate assets, as well as income from certain kinds of temporary investments. Second, at least 95% of our gross income in each taxable year, excluding gross income from prohibited transactions and certain hedging and foreign currency transactions, must be derived from some combination of income that qualifies under the 75% income test described above, as well as other dividends, interest, and gain from the sale or disposition of stock or securities, which need not have any relation to real property.

Rental Income

Rents we receive will qualify as rents from real property in satisfying the gross income requirements for a REIT described above only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term “rents from real property” solely by reason of being based on a fixed percentage or percentages of receipts or sales. Second, rents received from a “related party tenant” will not qualify as rents from real property in satisfying the gross income tests unless the tenant is a TRS and either (i) at least 90% of the property is leased to unrelated tenants and the rent paid by the TRS is substantially comparable to the rent paid by the unrelated tenants for comparable space, or (ii) the property leased is a “qualified lodging facility,” as defined in Section 856(d)(9)(D) of the Code, or a “qualified health care property,” as defined in Section 856(e)(6)(D)(i) of the Code, and certain other conditions are satisfied. A tenant is a related party tenant if the REIT, or an actual or constructive owner of 10% or more of the REIT, actually or constructively owns 10% or more of the tenant. Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to the personal property will not qualify as rents from real property.

Generally, for rents to qualify as rents from real property for the purpose of satisfying the gross income tests, we may provide directly only an insignificant amount of services, unless those services are “usually or customarily rendered” in connection with the rental of real property and not otherwise considered “rendered to the occupant.” Accordingly, we may not provide “impermissible services” to tenants (except through an independent contractor from whom we derive no revenue and that meets other requirements or through a TRS) without giving rise to “impermissible tenant service income.” Impermissible tenant service income is deemed to be at least 150% of the direct cost to us of providing the service. If the impermissible tenant service income exceeds 1% of our total income from a property, then all of the income from that property will fail to qualify as rents from real property. If the total amount of impermissible tenant service income from a property does not exceed 1% of our total income from the property, the services will not disqualify any other income from the property that qualifies as rents from real property, but the impermissible tenant service income will not qualify as rents from real property.

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We do not anticipate deriving rents based in whole or in part on the income or profits of any person, rents from related party tenants, and/or rents attributable to personal property leased in connection with real property that exceeds 15% of the total rents from that property, in sufficient amounts to jeopardize our status as REIT. We also do not anticipate deriving impermissible tenant service income that exceeds 1% of our total income from any property if the treatment of the rents from such property as nonqualifying rents would jeopardize our status as a REIT.

Dividend Income

We may receive material distributions from TRSs. These distributions are generally classified as dividend income to the extent of the earnings and profits of the distributing corporation. Such distributions generally constitute qualifying income for purposes of the 95% gross income test, but not the 75% gross income test.

Failure to Satisfy the Gross Income Tests

We intend to monitor our sources of income, including any non-qualifying income received by us, and manage our assets so as to ensure our compliance with the gross income tests. We cannot assure you, however, that we will be able to satisfy the gross income tests. If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may still qualify as a REIT for the year if we are entitled to relief under applicable provisions of the Code. These relief provisions will generally be available if our failure to meet these tests was due to reasonable cause and not due to willful neglect and, following the identification of such failure, we set forth a description of each item of our gross income that satisfies the gross income tests in a schedule for the taxable year filed in accordance with the Treasury regulations. It is not possible to state whether we would be entitled to the benefit of these relief provisions in all circumstances. If these relief provisions are inapplicable to a particular set of circumstances involving us, we will not qualify as a REIT. As discussed above under “—Taxation of REITs in General,” even where these relief provisions apply, a tax would be imposed upon the profit attributable to the amount by which we fail to satisfy the particular gross income test.

Asset Tests

At the close of each calendar quarter, we must also satisfy five tests relating to the nature of our assets. First, at least 75% of the value of our total assets must be represented by some combination of “real estate assets,” cash, cash items and U.S. Government securities. For this purpose, real estate assets include interests in real property (such as land, buildings, leasehold interests in real property and personal property leased with real property if the rents attributable to the personal property would be rents from real property under the income tests discussed above). Second, not more than 25% of our assets may be represented by securities other than those in the 75% asset class. Third, assets that do not qualify for purposes of the 75% test and that are not securities of our TRSs: (i) the value of any one issuer’s securities owned by us may not exceed 5% of the value of our gross assets, and (ii) we generally may not own more than 10% of any one issuer’s outstanding securities, as measured by either voting power or value. Fourth, the aggregate value of all securities of TRSs held by us may not exceed 20% of the value of our gross assets. Fifth, not more than 25% of the value of our gross assets may be represented by debt instruments of publicly offered REITs that are not secured by mortgages on real property or interests in real property.

We believe that our assets will be structured in a manner that will comply with the foregoing REIT asset requirements, and we intend to monitor compliance on an ongoing basis. There can be no assurance, however, that we will be successful in this effort. In this regard, to determine compliance with these requirements, we will need to estimate the value of our assets. We may not obtain independent appraisals to support our conclusions concerning the values of our assets, or in many cases, the values may not be susceptible to a precise determination and are subject to change in the future. In some cases, we may rely on our own valuation that differs from the value determined by an appraiser. There can be no assurance that the IRS will not disagree with the determinations and assert that a different value is applicable, in which case we might not satisfy the 75% asset test and the other asset tests and could fail to qualify as a REIT.

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Failure to Satisfy Asset Tests

After initially meeting the asset tests at the close of any quarter, we will not lose our qualification as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If we fail to satisfy the asset tests because we acquire assets during a quarter, we can cure this failure by disposing of sufficient non-qualifying assets within 30 days after the close of that quarter. If we fail the 5% asset test, or the 10% vote or value asset tests at the end of any quarter and such failure is not cured within 30 days thereafter, we may dispose of sufficient assets (generally within six months after the last day of the quarter in which the identification of the failure to satisfy these asset tests occurred) to cure such a violation that does not exceed the lesser of 1% of our assets at the end of the relevant quarter or $10,000,000. If we fail any of the other asset tests or our failure of the 5% and 10% asset tests is in excess of the de minimis amount described above, as long as such failure was due to reasonable cause and not willful neglect, we are permitted to avoid disqualification as a REIT, after the 30 day cure period, by taking steps, including the disposition of sufficient assets to meet the asset test (generally within six months after the last day of the quarter in which we identified the failure to satisfy the REIT asset test) and paying a tax equal to the greater of $50,000 or the highest corporate income tax rate (currently 35%) of the net income generated by the non-qualifying assets during the period in which we failed to satisfy the asset test.

Annual Distribution Requirements

In order to qualify as a REIT, we are required to distribute dividends, other than capital gain dividends, to our Members in an amount at least equal to:

(a)	the sum of:

●	90% of our “REIT taxable income” (computed without regard to its deduction for dividends paid and its net capital gains); and
●	90% of the net income (after tax), if any, from foreclosure property (as described below); minus

(b)	the sum of specified items of non-cash income that exceeds a percentage of our income.

These distributions must be paid in the taxable year to which they relate or in the following taxable year if such distributions are declared in October, November or December of the taxable year, are payable to Members of record on a specified date in any such month and are actually paid before the end of January of the following year. Such distributions are treated as both paid by us and received by each Member on December 31 of the year in which they are declared. In addition, at our election, a distribution for a taxable year may be declared before we timely file our tax return for the year and be paid with or before the first regular dividend payment after such declaration, provided that such payment is made during the 12-month period following the close of such taxable year. These distributions are taxable to our Members in the year in which paid, even though the distributions relate to our prior taxable year for purposes of the 90% distribution requirement.

In order for distributions to be counted towards our distribution requirement and to give rise to a tax deduction by us, they must not be “preferential dividends.” A dividend is not a preferential dividend if it is pro rata among all outstanding shares of stock within a particular class and is in accordance with the preferences among different classes of stock as set forth in the organizational documents. To avoid paying preferential dividends, we must treat every Member of the class of Units with respect to which we make a distribution the same as every other Member of that class, and we must not treat any class of Units other than according to its dividend rights as a class. Under certain technical rules governing deficiency dividends, we could lose our ability to cure an under-distribution in a year with a subsequent year deficiency dividend if we pay preferential dividends. Preferential dividends potentially include “dividend equivalent redemptions.” Accordingly, we intend to pay dividends pro rata within each class, and to abide by the rights and preferences of each class of our Units if there is more than one, and will seek to avoid dividend equivalent redemptions. (See “— Taxation of Taxable U.S. Members — Redemptions of Units” below for a discussion of when redemptions are dividend equivalent and measures we intend to take to avoid them.)

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To the extent that we distribute at least 90%, but less than 100%, of our “REIT taxable income,” as adjusted, we will be subject to tax at ordinary U.S. federal corporate tax rates on the retained portion. In addition, we may elect to retain, rather than distribute, our net long-term capital gains and pay tax on such gains. In this case, we could elect to have our Members include their proportionate share of such undistributed long-term capital gains in income and receive a corresponding credit or refund, as the case may be, for their proportionate share of the tax paid by us. Our Members would then increase the adjusted basis of their stock in us by the difference between the designated amounts included in their long-term capital gains and the tax deemed paid with respect to their proportionate shares.

If we fail to distribute during each calendar year at least the sum of (1) 85% of our REIT ordinary income for such year, (2) 95% of our REIT capital gain net income for such year and (3) any undistributed taxable income from prior periods, we will be subject to a 4% excise tax on the excess of such required distribution over the sum of (x) the amounts actually distributed (taking into account excess distributions from prior periods) and (y) the amounts of income retained on which we have paid corporate income tax. We intend to make timely distributions so that we are not subject to the 4% excise tax.

It is possible that we, from time to time, may not have sufficient cash from operations to meet the distribution requirements, for example, due to timing differences between the actual receipt of cash and the inclusion of the corresponding items in income by us for U.S. federal income tax purposes prior to receipt of such income in cash or non-deductible expenditures. See “—Gross Income Tests—Phantom Income” above. In the event that such shortfalls occur, to meet our distribution requirements it might be necessary to arrange for short-term, or possibly long-term, borrowings, use cash reserves, liquidate non-cash assets at rates or times that we regard as unfavorable or pay dividends in the form of taxable stock dividends. In the case of a taxable stock dividend, Members would be required to include the dividend as income and would be required to satisfy the tax liability associated with the distribution with cash from other sources.

We may be able to rectify a failure to meet the distribution requirements for a year by paying “deficiency dividends” to Members in a later year, which may be included in our deduction for dividends paid for the earlier year. In this case, we may be able to avoid losing our qualification as a REIT or being taxed on amounts distributed as deficiency dividends. However, we will be required to pay interest and a penalty based on the amount of any deduction taken for deficiency dividends.

Prohibited Transactions

Net income we derive from a prohibited transaction outside of a TRS is subject to a 100% tax unless the transaction qualifies for a statutory safe harbor discussed below. The term “prohibited transaction” generally includes a sale or other disposition of property (other than foreclosure property) that is held as inventory or primarily for sale to customers, in the ordinary course of a trade or business by a REIT. The 100% tax will not apply to gains from the sale of property held through a TRS or other taxable corporations (which are taxed at regular corporate rates). Thus, we intend to conduct our operations so that assets owned by us (or assets that are the subject of a shared appreciation provision that we own) that are inventory or held primarily for sale to customers in the ordinary course of business are held through a TRS. However, whether property is held as inventory or “primarily for sale to customers in the ordinary course of a trade or business” depends on the particular facts and circumstances, and no assurance can be given that we will be successful in isolating all investments subject to the 100% tax in our TRSs or that we will not engage in prohibited transactions outside of our TRSs.

We generally intend to comply with the statutory safe harbor when selling properties outside of a TRS (or when our joint ventures sell properties outside of a TRS) that we believe might reasonably be characterized as held primarily for sale to customers in the ordinary course of a trade or business for U.S. federal income tax purposes, but compliance with the safe harbor may not always be practical. Moreover, because the determination of whether property is held primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends on all the facts and circumstances, the IRS or a court might disagree with our determination that any particular property was not so held and therefore assert that a non-safe harbored sale of such property was subject to the 100% penalty tax on the gain from the disposition of the property. One of the factors considered by the courts in determining whether a taxpayer held property primarily for sale to customers in the ordinary course of a trade or business is the frequency and continuity of sales. While the 100% tax will not apply to a safe-harbored sale, safe-harbored sales generally would be taken into account in assessing the frequency and continuity of our sales activity for purposes of analyzing sales outside of the safe harbor.

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The potential application of the prohibited transactions tax could cause us to forgo potential dispositions of other property or to forgo other opportunities that might otherwise be attractive to us (such as developing property for sale), or to undertake such dispositions or other opportunities through a TRS, which would generally result in corporate income taxes being incurred. The amount of such TRS taxes could be substantial .

Foreclosure Property

Foreclosure property is real property and any personal property incident to such real property (1) that is acquired by a REIT as a result of the REIT having bid on the property at foreclosure or having otherwise reduced the property to ownership or possession by agreement or process of law after there was a default (or default was imminent) on a lease of the property or a mortgage loan held by the REIT and secured by the property, (2) for which the related loan or lease was acquired by the REIT at a time when default was not imminent or anticipated and (3) for which such REIT makes a proper election to treat the property as foreclosure property. REITs generally are subject to tax at the maximum U.S. federal corporate rate (currently 35%) on any net income from foreclosure property, including any gain from the disposition of the foreclosure property, other than income that would otherwise be qualifying income for purposes of the 75% gross income test. Any gain from the sale of property for which a foreclosure property election is in effect will not be subject to the 100% tax on gains from prohibited transactions described above, even if the property would otherwise constitute inventory or property held for sale in the hands of the selling REIT.

Failure to Qualify

In the event that we violate a provision of the Code that would result in our failure to qualify as a REIT, we may nevertheless continue to qualify as a REIT under specified relief provisions available to us to avoid such disqualification if (i) the violation is due to reasonable cause and not due to willful neglect, (ii) we pay a penalty of $50,000 for each failure to satisfy a requirement for qualification as a REIT and (iii) the violation does not include a violation under the gross income or asset tests described above (for which other specified relief provisions are available). This cure provision reduces the instances that could lead to our disqualification as a REIT for violations due to reasonable cause. If we fail to qualify for taxation as a REIT in any taxable year and none of the relief provisions of the Code apply, we will be subject to tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. Distributions to our Members in any year in which we are not a REIT will not be deductible by us, nor will they be required to be made. In this situation, to the extent of current or accumulated earnings and profits, and, subject to limitations of the Code, distributions to our Members will generally be taxable in the case of U.S. Members (as defined above) who are individuals at a maximum capital gains rate of 20%, and dividends in the hands of our corporate U.S. Members may be eligible for the dividends received deduction. Unless we are entitled to relief under the specific statutory provisions, we will also be disqualified from re-electing to be taxed as a REIT for the four taxable years following a year during which qualification was lost. It is not possible to state whether, in all circumstances, we will be entitled to statutory relief.

Taxation of Taxable U.S. Members

This section summarizes the taxation of U.S. Members that are not tax exempt organizations.

Distributions

Provided that we qualify as a REIT, distributions made to our taxable U.S. Members out of our current or accumulated earnings and profits, and not designated as capital gain dividends, will generally be taken into account by them as ordinary dividend income and will not be eligible for the dividends received deduction for corporations. Dividends received from REITs are generally not eligible to be taxed at the preferential qualified dividend income rates applicable to individual U.S. Members who receive dividends from taxable subchapter C corporations. As discussed above, if we realize excess inclusion income and allocate it to a taxable U.S. Members, that income cannot be offset by net operating losses of such Members.

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In addition, distributions from us that are designated as capital gain dividends will be taxed to U.S. Members as long-term capital gains, to the extent that they do not exceed our actual net capital gain for the taxable year, without regard to the period for which the U.S. Members has held our Units. To the extent that we elect under the applicable provisions of the Code to retain our net capital gains, U.S. Members will be treated as having received, for U.S. federal income tax purposes, our undistributed capital gains as well as a corresponding credit or refund, as the case may be, for taxes paid by us on such retained capital gains. U.S. Members will increase their adjusted tax basis in our Units by the difference between their allocable share of such retained capital gain and their share of the tax paid by us. Corporate U.S. Members may be required to treat up to 20% of some capital gain dividends as ordinary income. Long-term capital gains are generally taxable at maximum U.S. federal rates of 20% in the case of U.S. Members who are individuals and 35% for corporations. Capital gains attributable to the sale of depreciable real property held for more than 12 months generally are subject to a 25% maximum U.S. federal income tax rate for U.S. Members who are individuals, to the extent of previously claimed depreciation deductions.

Distributions from us in excess of our current or accumulated earnings and profits will not be taxable to a U.S. Member to the extent that they do not exceed the adjusted tax basis of the U.S. Member’s Units in respect of which the distributions were made, but rather will reduce the adjusted tax basis of these Units. To the extent that such distributions exceed the adjusted tax basis of a U.S. Member’s Units, they will be treated as gain from the disposition of the Units and thus will be included in income as long-term capital gain, or short-term capital gain if the Units have been held for one year or less.

To the extent that we have available net operating losses and capital losses carried forward from prior tax years, such losses may reduce the amount of distributions that must be made in order to comply with the REIT distribution requirements. See “—Taxation of the Company” and “—Annual Distribution Requirements.” Such losses, however, are not passed through to U.S. Members and do not offset income of U.S. Members from other sources, nor do they affect the character of any distributions that are actually made by us.

Dispositions of Our Units

In general, capital gains recognized by individuals and other non-corporate U.S. Members upon the sale or disposition of our Units will be subject to a maximum U.S. federal income tax rate of 20% (the current capital gain tax rate) if such Units were held for more than one year, and will be taxed at ordinary income rates (of up to 39.6%) if such Units were held for one year or less. Gains recognized by U.S. Members that are corporations are subject to U.S. federal income tax at a current rate of 21%, whether or not classified as long-term capital gains.

Capital losses recognized by a U.S. Member upon the disposition of our Units held for more than one year at the time of disposition will be considered long-term capital losses (or short-term capital losses if the Units have not been held for more than one year), and are generally available only to offset capital gain income of the U.S. Member but not ordinary income (except in the case of individuals, who may offset up to $3,000 of ordinary income each year). In addition, any loss upon a sale or exchange of our Units by a U.S. Members who has held the Units for six months or less, after applying holding period rules, will be treated as a long-term capital loss to the extent of distributions received from us that were required to be treated by the U.S. Member as long-term capital gain.

Redemptions of Units

A redemption of the Units will be treated under Section 302 of the Code as a taxable distribution unless the redemption satisfies one of the tests set forth in Section 302(b) of the Code enabling the redemption to be treated as a sale or exchange of the redeemed Units. A redemption that is not treated as a sale or exchange will be taxed in the same manner as regular distributions (e.g., ordinary dividend income to the extent paid out of earnings and profits unless properly designated as a capital gain dividend), and a redemption treated as a sale or exchange will be taxed in the same manner as other taxable sales discussed above.

The redemption will be treated as a sale or exchange if it (i) is “substantially disproportionate” with respect to the Member, (ii) results in a “complete termination” of the Member’s interest in us, or (iii) is “not essentially equivalent to a dividend” with respect to the Member, all within the meaning of Section 302(b) of the Code. In determining whether any of these tests have been met, Units considered to be owned by the Member by reason of certain constructive ownership rules set forth in the Code, as well as Units actually owned, must generally be taken into account. Because the determination as to whether any of the alternative tests of Section 302(b) of the Code is satisfied with respect to any particular redemption will depend upon the facts and circumstances as of the time the determination is made and the constructive ownership rules are complicated, prospective Members are advised to consult their own tax advisers to determine such tax treatment.

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If a redemption of Units is treated as a distribution that is taxable as a dividend, the amount of the distribution would be measured by the amount of cash and the fair market value of the property received by the redeeming Member. In addition, although guidance is sparse, the IRS could take the position that Member who do not participate in any redemption treated as a dividend should be treated as receiving a constructive stock distribution taxable as a dividend in the amount of the increased percentage ownership in us as a result of the redemption, even though such Member did not actually receive cash or other property as a result of such redemption. The amount of any such constructive dividend would be added to the nonredeeming Member’s basis in his Units. It also is possible that under certain technical rules relating to the deduction for dividends paid, the IRS could take the position that redemptions taxed as dividends impair our ability to satisfy our distribution requirements under the Code. To avoid certain issues related to our ability to comply with the REIT distribution requirements (see “—Requirements for Qualification as a REIT — Annual Distribution Requirements”), we have implemented procedures designed to track our Members’ percentage interests in our Units and identify any such dividend equivalent redemptions, and we will decline to effect a redemption to the extent that we believe that it would constitute a dividend equivalent redemption. However, we cannot assure you that we will be successful in preventing all dividend equivalent redemptions.

Liquidating Distributions

Once we have adopted (or are deemed to have adopted) a plan of liquidation for U.S. federal income tax purposes, liquidating distributions received by a U.S. Member with respect to our Units will be treated first as a recovery of the Member’s basis in the Units (computed separately for each block of Units) and thereafter as gain from the disposition of our Units.

Medicare Tax on Unearned Income

U.S. Member that are individuals, estates or trusts may be required to pay an additional 3.8% federal tax on net investment income including, among other things, dividends on and capital gains from the sale or other disposition of stock. U.S. Member should consult their tax advisors regarding the effect, if any, of this tax on their ownership and disposition of our Units.

Taxation of Tax Exempt U.S. Members

U.S. tax exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, generally are exempt from U.S. federal income taxation. However, they are subject to taxation on their Unrelated Business Taxable Income, or “UBTI.” While many investments in real estate may generate UBTI, the IRS has ruled that regular distributions from a REIT to a tax exempt entity do not constitute UBTI. Based on that ruling, and provided that (1) a tax exempt U.S. Member has not held our Units as “debt financed property” within the meaning of the Code (that is, where the acquisition or holding of the property is financed through a borrowing by the tax exempt Member) and (2) we do not hold REMIC residual interests or interests in a taxable mortgage pool that gives rise to “excess inclusion income,” distributions from us and income from the sale of our Units generally should not give rise to UBTI to a tax exempt U.S. Member. Excess inclusion income as allocated to a tax-exempt U.S. Member will be treated as UBTI (or, in the case of a disqualified organization, taxable to us). See “—Excess Inclusion Income.”

Tax exempt U.S. Members that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from U.S. federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Code, respectively, are subject to different UBTI rules, which generally will require them to characterize distributions from us as UBTI.

A pension trust (1) that is described in Section 401(a) of the Code, (2) is tax exempt under Section 501(a) of the Code, and (3) that owns more than 10% of our stock could be required to treat a percentage of the dividends from us as UBTI if we are a “pension-held REIT.” We will not be a pension-held REIT unless (1) either (A) one pension trust owns more than 25% of the value of our stock, or (B) a group of pension trusts, each individually holding more than 10% of the value of our Units, collectively owns more than 50% of such stock; and (2) we would not have satisfied the 5/50 Test but for a special rule that permits us to “look-through” such trusts to the ultimate beneficial owners of such trusts in applying the 5/50 Test.

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Tax exempt U.S. Members are urged to consult their tax advisors regarding the U.S. federal, state, local and non-U.S. tax consequences of owning our Units.

Taxation of Non-U.S. Members

General

In general, Non-U.S. Members will not be considered to be engaged in a U.S. trade or business solely as a result of their ownership of our Units. In cases where a Non-U.S. Member’s investment in our Units is, or is treated as, effectively connected with the Non-U.S. Member’s conduct of a U.S. trade or business, dividend income received in respect of our Units and gain from the sale of our Units generally will be “effectively connected income”, or” ECI”, subject to U.S. federal income tax at graduated rates in the same manner as if the Non-U.S. Member were a U.S. Member, and such dividend income may also be subject to the 30% branch profits tax (subject to possible reduction under a treaty) on the income after the application of the income tax in the case of a Non-U.S. Member that is a corporation. Additionally, Non-U.S. Members that are nonresident alien individuals who are present in the U.S. for 183 days or more during the taxable year and have a “tax home” in the U.S. are subject to a 30% withholding tax on their capital gains. The remaining discussion below assumes the dividends and gain generated in respect of our Units is not effectively connected to a U.S. trade or business of the Non-U.S. Member and that the Non-U.S. Member is not present in the U.S. for more than 183 days during any taxable year.

FIRPTA

Under the Foreign Investment in Real Property Tax Act, or FIRPTA, gains from U.S. real property interests, or “USRPIs”, are treated as ECI subject to U.S. federal income tax at graduated rates in the same manner as if the Non-U.S. Member were a U.S. Member (and potentially branch profits tax to non-U.S. corporations), and will generate return filing obligations in the United States for such Non-U.S. Member. USRPIs for purposes of FIRPTA generally include interests in real property located in the United States and loans that provide the lender with a participation in the profits, gains, appreciation (or similar arrangements) of real property located in the United States. Loans secured by real property located in the United States that do not provide the lender with a participation in profits, gains, appreciation (or similar arrangements) of the real property are generally not treated as USRPIs.

In addition, stock of a domestic corporation (including a REIT such as us) will be a USRPI if at least 50% of its real property assets and assets used in a trade or business are USRPIs at any time during a prescribed testing period. Notwithstanding the foregoing rule, our Units will not be a USRPI if either (i) we are “domestically-controlled” or (ii) our Units owned are of a class that is regularly traded on an established securities market and the selling Non-U.S. Member owned, actually or constructively, 10% or less of our outstanding Units of that class at all times during a specified testing period (generally the lesser of the five year period ending on the date of disposition or the period of our existence). A domestically controlled REIT is a REIT in which, at all times during a specified testing period (generally the lesser of the five-year period ending on the date of disposition of the REIT’s shares of common shares or the period of the REIT’s existence), less than 50% in value of its outstanding shares of common shares is held directly or indirectly by Non-U.S. Persons.

Our Units are not currently traded on an established securities market. We also cannot assure you that we will be domestically-controlled at all times in the future. Thus, although we expect that many of our assets will not themselves be USRPIs, we cannot assure you that our Units are not or will not become a USRPI in the future.

Ordinary Dividends

The portion of dividends received by Non-U.S. Members payable out of our earnings and profits that are not attributable to gains from sales or exchanges of USRPIs will generally be subject to U.S. federal withholding tax at the rate of 30%, unless reduced or eliminated by an applicable income tax treaty. Under some treaties, however, lower rates generally applicable to dividends do not apply to dividends from REITs. In addition, any portion of the dividends paid to Non-U.S. Members that are treated as excess inclusion income will not be eligible for exemption from the 30% withholding tax or a reduced treaty rate.

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Non-Dividend Distributions

A Non-U.S. Member should not incur tax on a distribution in excess of our current and accumulated earnings and profits if the excess portion of the distribution does not exceed the adjusted basis of its Units. Instead, the excess portion of the distribution will reduce the adjusted basis of those Units. A Non-U.S. Member generally will not be subject to U.S. federal income tax on a distribution that exceeds both our current and accumulated earnings and profits and the adjusted basis of its Units unless our Units constitute a USRPI. If our Units are USRPI, distributions in excess of both our earnings and the Non-U.S. Member’s basis in our Units will be treated as ECI subject to U.S. federal income tax. Regardless of whether the distribution exceeds basis, we will be required to withhold 15% of any distributions to Non-U.S. Members in excess of our current year and accumulated earnings (i.e., including distributions that represent a return of the Non-U.S. Member’s tax basis in our Units). The withheld amounts will be credited against any U.S. tax liability of the Non-U.S. Member, and may be refundable to the extent such withheld amounts exceed the Member’s actual U.S. federal income tax liability. Even in the event our Units are not a USRPI, we may choose to withhold on the entire amount of any distribution at the same rate as we would withhold on a dividend because we may not be able to determine at the time we make a distribution whether or not the distribution will exceed our current and accumulated earnings and profits. However, a Non-U.S. Member may obtain a refund of amounts that we withhold if we later determine that a distribution in fact exceeded our current and accumulated earnings and profits, to the extent such withheld amounts exceed the Member’s actual U.S. federal income tax liability.

Capital Gain Dividends

Subject to an exception that may apply if our stock is regularly traded on an established securities market, under a FIRPTA “look-through” rule, any of our distributions to Non-U.S. Members of gain attributable to the sale of a USRPI will be treated as ECI and subject to 35% withholding. Amounts treated as ECI under the look-through rule may also be subject to the 30% branch profits tax (subject to possible reduction under a treaty), after the application of the income tax to such ECI, in the case of a Non-U.S. Member holder that is a corporation. In addition, we will be required to withhold tax equal to 35% of the maximum amount that could have been designated as capital gains dividends. Capital gain dividends received by a Non-U.S. Member that are attributable to dispositions of our assets other than USRPIs are not subject to U.S. federal income tax. This FIRPTA look through rule also applies to distributions in redemption of Units and liquidating distributions, to the extent they represent distributions of gain attributable to the sale of a USRPI.

A distribution that would otherwise have been treated as gain from the sale of a USRPI under the FIRPTA look-through rule will not be treated as ECI, and instead will be treated as otherwise described herein without regard to the FIRPTA look-through rule, if (1) the distribution is received with respect to a class of stock that is regularly traded on an established securities market located in the United States, and (2) the recipient Non-U.S. Member does not own more than 10% of that class of stock at any time during the one-year period ending on the date on which the distribution is received. We currently are not publicly traded and such rules will not apply unless and until our Units become “regularly traded” on an established securities exchange in the future.

Dispositions of Our Units

A sale of our Units by a Non-U.S. Member generally will not be subject to U.S. federal income tax unless our Units are a USRPI. If our Units are a USRPI, gain from the sale of our Units would be ECI to the Non-U.S. Member. If our Units are not a USRPI, gain from the sale of our Units would not be subject to U.S. federal income tax.

Redemptions and Liquidating Distributions

A redemption of Units by a Non-U.S. Member will be treated as a regular distribution or as a sale or exchange of the redeemed Units under the same rules of Section 302 of the Code that apply to U.S. Members and which are discussed above under “Taxation of Taxable U.S. Members—Redemptions of Units.” Subject to the FIRPTA look-through rule, (i) if our Units are a USRPI, gain from a redemption treated as a sale or exchange of our Units would be ECI to the Non-U.S. Member and (ii) if our Units are not a USRPI, gain from a redemption treated as a sale or exchange of our Units would not be subject to U.S. federal income tax.

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Once we have adopted (or are deemed to have adopted) a plan of liquidation for U.S. federal income tax purposes, liquidating distributions received by a Non-U.S. Member with respect to our Units will be treated first as a recovery of the Member’s basis in the Units (computed separately for each block of Units) and thereafter as gain from the disposition of our Units. Subject to the FIRPTA look-through rule, (i) if our Units are a USRPI, gain from a liquidating distribution with respect to our Units would be ECI to the Non-U.S. Member and (ii) if our Units are not a USRPI, gain from a liquidating distribution with respect to our Units would not be subject to U.S. federal income tax.

The IRS takes the view that under the FIRPTA look-through rule, but subject to the exception described above that may apply to a holder of no more than 10% of our Units if our Units are regularly traded on an established securities market, distributions in redemption of our Units and liquidating distributions to Non-U.S. Members will be treated as ECI and subject to 35% withholding, and also potentially subject to branch profits tax in the case of corporate Non-U.S. Members, to the extent that the distributions are attributable to gain from the sale of a USRPI, regardless of whether our Units are a USRPI and regardless of whether the distribution is otherwise treated as a sale or exchange.

Backup Withholding and Information Reporting

We will report to our U.S. Members and the IRS the amount of dividends paid during each calendar year and the amount of any tax withheld. Under the backup withholding rules, a U.S. Member may be subject to backup withholding with respect to dividends paid unless the holder is a corporation or comes within other exempt categories and, when required, demonstrates this fact or provides a taxpayer identification number or social security number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A U.S. Member that does not provide his or her correct taxpayer identification number or social security number may also be subject to penalties imposed by the IRS. Backup withholding is not an additional tax. In addition, we may be required to withhold a portion of dividends or capital gain distribution to any U.S. Member who fails to certify their non-foreign status.

We must report annually to the IRS and to each Non-U.S. Member the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Member resides under the provisions of an applicable income tax treaty. A Non-U.S. Member may be subject to backup withholding unless applicable certification requirements are met.

Payment of the proceeds of a sale of our Units within the United States is subject to both backup withholding and information reporting unless the beneficial owner certifies under penalties of perjury that it is a Non-U.S. Member (and the payor does not have actual knowledge or reason to know that the beneficial owner is a U.S. Person) or the holder otherwise establishes an exemption. Payment of the proceeds of a sale of our Units conducted through certain U.S. related financial intermediaries is subject to information reporting (but not backup withholding) unless the financial intermediary has documentary evidence in its records that the beneficial owner is a Non-U.S. Member and specified conditions are met or an exemption is otherwise established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Foreign Accounts and FATCA

The Foreign Account Tax Compliance Act, commonly referred to as FATCA, currently imposes withholding taxes on certain U.S. source passive payments to “foreign financial institutions” and certain other non-U.S. entities. Under FATCA, the failure to comply with additional certification, information reporting and other specified requirements could result in withholding tax being imposed on payments of dividends to U.S. shareholders who own shares of our shares through foreign accounts or foreign intermediaries and certain non-U.S. shareholders. FATCA imposes a 30% withholding tax on dividends on our shares paid to a foreign financial institution or to a foreign entity other than a financial institution, unless (i) the foreign financial institution undertakes certain diligence and reporting obligations or (ii) the foreign entity is not a financial institution and either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. If the payee is a foreign financial institution (that is not otherwise exempt), it must either (1) enter into an agreement with the U.S. Treasury requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements or (2) in the case of a foreign financial institution that is resident in a jurisdiction that has entered into an intergovernmental agreement to implement FATCA, comply with the revised diligence and reporting obligations of such intergovernmental agreement. Prospective investors should consult their tax advisors regarding the application of FATCA to an investment in our company.

State, Local and Non-U.S. Taxes

We and our Members may be subject to state, local or non-U.S. taxation in various jurisdictions, including those in which it or they transact business, own property or reside. The state, local or non-U.S. tax treatment of us and our Members may not conform to the U.S. federal income tax treatment discussed above. Any non-U.S. taxes incurred by us would not pass through to Members as a credit against their U.S. federal income tax liability. Prospective Members should consult their tax advisors regarding the application and effect of state, local and non-U.S. income and other tax laws on an investment in our Units.

Legislative or Other Actions Affecting REITs

The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Department of the Treasury. No assurance can be given as to whether, when, or in what form, U.S. federal income tax laws applicable to us and our Members may be enacted. Changes to the U.S. federal income tax laws and interpretations of U.S. federal income tax laws could adversely affect an investment in our Units.

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ERISA CONSIDERATIONS

The Employee Retirement Income Security Act of 1974, as amended, or ERISA, is a broad statutory framework that governs most U.S. retirement and other U.S. employee benefit plans. ERISA and the rules and regulations of the Department of Labor, or the DOL, under ERISA contain provisions that should be considered by fiduciaries of employee benefit plans subject to the provisions of Title I of ERISA, or ERISA Plans, and their legal advisors. In particular, a fiduciary of an ERISA Plan should consider whether an investment in our Units satisfies the requirements set forth in Part 4 of Title I of ERISA, including the requirements that (1) the investment satisfy the prudence and diversification standards of ERISA, (2) the investment be in the best interests of the participants and beneficiaries of the ERISA Plan, (3) the investment be permissible under the terms of the ERISA Plan’s investment policies and governing instruments and (4) the investment does not give rise to a non-exempt prohibited transaction under ERISA or Section 4975 of the Code.

In determining whether an investment in our Units is prudent for ERISA purposes, a fiduciary of an ERISA Plan should consider all relevant facts and circumstances including, without limitation, possible limitations on the transferability of our Units, whether the investment provides sufficient liquidity in light of the foreseeable needs of the ERISA Plan, and whether the investment is reasonably designed, as part of the ERISA Plan’s portfolio, to further the ERISA Plan’s purposes, taking into consideration the risk of loss and the opportunity for gain (or other return) associated with the investment. It should be noted that we will invest our assets in accordance with the investment objectives and guidelines described herein, and that neither our Manager nor any of its affiliates has any responsibility for developing any overall investment strategy for any ERISA Plan or for advising any ERISA Plan as to the advisability or prudence of an investment in us. Rather, it is the obligation of the appropriate fiduciary for each ERISA Plan to consider whether an investment in our Units by the ERISA Plan, when judged in light of the overall portfolio of the ERISA Plan, will meet the prudence, diversification and other applicable requirements of ERISA.

Section 406 of ERISA and Section 4975 of the Code prohibit certain transactions involving the assets of an ERISA Plan and certain persons (referred to as “parties in interest” for purposes of ERISA or “disqualified persons” for purposes of the Code) having certain relationships to ERISA Plans, unless a statutory or administrative exemption is applicable to the transaction. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to non-deductible excise taxes and other penalties and liabilities under ERISA and the Code, and the transaction might have to be rescinded. In addition, a fiduciary who causes an ERISA Plan to engage in a non-exempt prohibited transaction may be personally liable for any resultant loss incurred by the ERISA Plan and may be subject to other potential remedies.

An ERISA Plan that proposes to invest in our Units may already maintain a relationship with our Manager or one or more of its affiliates, as a result of which our Manager or such affiliate may be a “party in interest” under ERISA or a “disqualified person” under the Code, with respect to such ERISA Plan (e.g., if our Manager or such affiliate provides investment management, investment advisory or other services to that ERISA Plan). ERISA (and the Code) prohibits Plan Assets from being used for the benefit of a party in interest (or disqualified person). This prohibition is not triggered by certain “incidental” benefits to a party in interest (or disqualified person) that result from a transaction involving the ERISA Plan that is motivated solely by the interests of the ERISA Plan. ERISA (and the Code) also prohibits a fiduciary from using its position to cause the ERISA Plan to make an investment from which the fiduciary, its affiliates or certain parties in which it has an interest would receive a fee or other consideration or benefit. In this circumstance, ERISA Plans that propose to invest in our Units should consult with their counsel to determine whether an investment in our Units would result in a transaction that is prohibited by ERISA or Section 4975 of the Code.

If our assets were considered to be assets of an ERISA Plan, referred to as Plan Assets in this offering circular, our management might be deemed to be fiduciaries of the investing ERISA Plan. In this event, the operation of the Company could become subject to the restrictions of the fiduciary responsibility and prohibited transaction provisions of Title I of ERISA and/or the prohibited transaction rules of Section 4975 of the Code.

The DOL has promulgated a final regulation under ERISA, 29 C.F.R. § 2510.3-101 (as modified by Section 3(42) of ERISA, or the Plan Assets Regulation, that provides guidelines as to whether, and under what circumstances, the underlying assets of an entity will be deemed to constitute Plan Assets for purposes of applying the fiduciary requirements of Title I of ERISA (including the prohibited transaction rules of Section 406 of ERISA) and the prohibited transaction provisions of Code Section 4975.

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Under the Plan Assets Regulation, the assets of an entity in which an ERISA Plan acquires an “equity interest” will generally be deemed to be assets of such ERISA Plan unless the entity satisfies one of the exceptions to this general rule. Generally, the exceptions require that the investment in the entity be one of the following:

●	in securities issued by an investment company registered under the Investment Company Act;
●	in “publicly offered securities,” defined generally as interests that are “freely transferable,” “widely held” and registered with the SEC;
●	in an “operating company” which includes “venture capital operating companies” and “real estate operating companies;” or
●	in which equity participation by “benefit plan investors” is not significant.

The Units will constitute an “equity interest” for purposes of the Plan Assets Regulation. The Units may not constitute “publicly offered securities” for purposes of the Plan Assets Regulation. In addition, the Units will not be issued by a registered investment company.

The 25% Limit. Under the Plan Assets Regulation, and assuming no other exemption applies, an entity’s underlying assets would be deemed to include Plan Assets subject to ERISA on any date if, immediately after the most recent acquisition of any equity interest in the entity, 25% or more of the value of any class of equity interests in the entity is held by “benefit plan investors”, referred to as the 25% Limit in this offering circular. For purposes of this determination, the value of equity interests held by a person (other than a benefit plan investor) that has discretionary authority or control with respect to the assets of the entity or that provides investment advice for a fee with respect to such assets (or any affiliate of such a person) is disregarded. The term “benefit plan investor” is defined in the Plan Assets Regulation as (a) any employee benefit plan (as defined in Section 3(3) of ERISA) that is subject to the provisions of Title I of ERISA, (b) any plan that is subject to Section 4975 of the Code and (c) any entity whose underlying assets include Plan Assets by reason of a plan’s investment in the entity (to the extent of such plan’s investment in the entity). Thus, our assets would not be considered to be Plan Assets for purposes of ERISA so long as the 25% Limit is not exceeded. Our operating agreement provides that if benefit plan investors exceed the 25% Limit, we may redeem their interests at a price equal to the then current NAV per Unit. We intend to rely on this aspect of the Plan Assets Regulation.

Operating Companies. Under the Plan Assets Regulation, an entity is an “operating company” if it is primarily engaged, directly or through a majority-owned subsidiary or subsidiaries, in the production or sale of a product or service other than the investment of capital. In addition, the Plan Assets Regulation provides that the term operating company includes an entity qualifying as a real estate operating company, or REOC, or a venture capital operating company, or VCOC. An entity is a REOC if: (i) on its “initial valuation date and on at least one day within each annual valuation period,” at least 50% of the entity’s assets, valued at cost (other than short-term investments pending long-term commitment or distribution to investors) are invested in real estate that is managed or developed and with respect to which such entity has the right to substantially participate directly in management or development activities; and (ii) such entity in the ordinary course of its business is engaged directly in the management and development of real estate during the 12-month period. The “initial valuation date” is the date on which an entity first makes an investment that is not a short-term investment of funds pending long-term commitment. An entity’s “annual valuation period” is a pre-established period not exceeding 90 days in duration, which begins no later than the anniversary of the entity’s initial valuation date. Certain examples in the Plan Assets Regulation clarify that the management and development activities of an entity looking to qualify as a REOC may be carried out by independent contractors (including, in the case of a partnership, affiliates of the general partner) under the supervision of the entity. An entity will qualify as a VCOC if (i) on its initial valuation date and on at least one day during each annual valuation period, at least 50% of the entity’s assets, valued at cost, consist of “venture capital investments,” and (ii) the entity, in the ordinary course of business, actually exercises management rights with respect to one or more of its venture capital investments. The Plan Assets Regulation defines the term “venture capital investments” as investments in an operating company (other than a VCOC) with respect to which the investor obtains management rights.

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If the 25% Limit is exceeded and we do not exercise our right to redeem benefit plan investors as described above, we may try to operate in a manner that will enable us to qualify as a VCOC or a REOC or to meet such other exception as may be available to prevent our assets from being treated as Plan Assets of any investing ERISA Plan for purposes of the Plan Assets Regulation. Accordingly, we believe, on the basis of the Plan Assets Regulation, that our underlying assets should not constitute Plan Assets for purposes of ERISA. However, no assurance can be given that this will be the case.

If our assets are deemed to constitute Plan Assets, certain of the transactions in which we might normally engage could constitute a non-exempt “prohibited transaction” under ERISA or Section 4975 of the Code. In such circumstances, in our sole discretion, we may void or undo any such prohibited transaction, and we may require each investor that is a “benefit plan investor” to redeem their Units upon terms that we consider appropriate.

Prospective investors that are subject to the provisions of Title I of ERISA and/or Code Section 4975 should consult with their counsel and advisors as to the provisions of Title I of ERISA and/or Code Section 4975 relevant to an investment in our Units.

Units sold by us may be purchased or owned by investors who are investing ERISA Plan assets. Our acceptance of an investment by an ERISA Plan should not be considered to be a determination or representation by us or any of our respective affiliates that such an investment is appropriate for an ERISA Plan. In consultation with its advisors, each prospective ERISA Plan investor should carefully consider whether an investment in the Company is appropriate for, and permissible under, the terms of the ERISA Plan’s governing documents.

Governmental plans, foreign plans and most church plans, while not subject to the fiduciary responsibility provisions of ERISA or the provisions of Code Section 4975, may nevertheless be subject to local, foreign, state or other federal laws that are substantially similar to the foregoing provisions of ERISA and the Code. Fiduciaries of any such plans should consult with their counsel and advisors before deciding to invest in our Units.

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PLAN OF DISTRIBUTION

We are offering up to $75,000,000 in our Units pursuant to this offering circular. Our Units being offered hereby will primarily be offered through the RootsCom Platform investment portal at www.investwithroots.com. We will not be using a broker dealer to sell the Units.

The investment portal on the RootsCom website is not subject to the registration requirements of Section 304 of the JOBS Act because it does not offer and sell securities pursuant to Section 4(a)(6) of the Securities Act, and, therefore, does not meet the definition of a “funding portal.”

This offering circular will be furnished to prospective investors upon their request via electronic PDF format and will be available for viewing and download 24 hours per day, 7 days per week on the investment portal on the RootsCom website, as well as on the SEC’s website at www.sec.gov.

In order to subscribe to purchase our Units, a prospective investor must electronically complete, sign and deliver to us an executed subscription agreement like the one attached to the offering statement as Exhibit 4.1, and wire funds for its subscription amount in accordance with the instructions provided therein.

Settlement for subscriptions agreements may occur up to 15 days after a prospective investor submits a subscription agreement, depending on the volume of subscriptions received. An investor will become a member of the Company, including for tax purposes, and the Units will be issued, as of the date of settlement. Settlement will not occur until an investor’s funds have cleared and the Manager accepts the investor as a member. The number of Units issued to an investor will be calculated based on the price per Unit in effect on the date we receive the subscription.

We reserve the right to reject any investor’s subscription in whole or in part for any reason, including if we determine in our sole and absolute discretion that such investor is not a “qualified purchaser” for purposes of Section 18(b)(4)(D)(ii) of the Securities Act. If any prospective investor’s subscription is rejected, the Company will not draw funds from the prospective investor and any funds received from such investor will be returned without interest or deduction.

State Law Exemption and Offerings to “Qualified Purchasers”

Our Units are being offered and sold only to “qualified purchasers” (as defined in Regulation A under the Securities Act). As a Tier 2 offering pursuant to Regulation A under the Securities Act, this offering will be exempt from state “Blue Sky” law review, subject to certain state filing requirements and anti-fraud provisions, to the extent that our Units offered hereby are offered and sold only to “qualified purchasers” or at a time when our Units are listed on a national securities exchange. “Qualified purchasers” include: (i) “accredited investors” under Rule 501(a) of Regulation D and (ii) all other investors so long as their investment in our Units does not represent more than 10% of the greater of their annual income or net worth (for natural persons), or 10% of the greater of annual revenue or net assets at fiscal year-end (for non-natural persons). Accordingly, we reserve the right to reject any investor’s subscription in whole or in part for any reason, including if we determine in our sole and absolute discretion that such investor is not a “qualified purchaser” for purposes of Regulation A.

We intend to offer and sell our Units in this offering to qualified purchasers in every state of the United States.

Certificates Will Not be Issued

We will not issue certificates. Instead, our Units will be recorded and maintained on the Company’s membership register.

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Transferability of our Units

Our Units are generally freely transferable by our Members subject to any restrictions imposed by applicable securities laws or regulations, compliance with the restrictive transfer provisions of our operating agreement related to REIT compliance ownership limits and analogous regulatory compliance and receipt of appropriate documentation. The transfer of any of our Units in violation of our operating agreement will be deemed invalid, null and void, and of no force or effect. Any person to whom our Units are attempted to be transferred in violation of our operating agreement will not be entitled to vote on matters coming before the Members, receive distributions from the Company or have any other rights in or with respect to our Units. We will not have the ability to reject a transfer of our Units where all applicable transfer requirements, including those imposed under the transfer provisions of our operating agreement, are satisfied.

No Escrow

The proceeds of this offering will not be placed into an escrow account.

Advertising, Sales and other Promotional Materials

In addition to this offering circular, subject to limitations imposed by applicable securities laws, we expect to use additional advertising, sales and other promotional materials in connection with this offering, although only when accompanied by or preceded by the delivery of this offering circular, including, in the context of electronic sales materials, a hyperlink to the offering circular. These materials may include: property brochures, articles and publications concerning real estate, public advertisements, audio-visual materials, “pay per click” advertisements on social media and search engine internet websites, electronic correspondence transmitting the offering circular, electronic brochures containing a summary description of this offering, electronic fact sheets describing the general nature of this offering and our investment objectives, online investor presentations, website material, electronic media presentations, client seminars and seminar advertisements and invitations, and third party industry-related article reprints in each case only as authorized by us. In addition, the sales material may contain certain quotes from various publications without obtaining the consent of the author or the publication for use of the quoted material in the sales material. Although these materials will not contain information in conflict with the information provided by this offering circular and will be prepared with a view to presenting a balanced discussion of risk and reward with respect to our Units, these materials will not give a complete understanding of this offering, us or our Units and are not to be considered part of this offering circular. This offering is made only by means of this offering circular and prospective investors must read and rely on the information provided in this offering circular in connection with their decision to invest in our Units.

Offering Circular Supplements and Post-Qualification Amendments

In accordance with the Securities Act Industry Guide 5, we undertake to:

●	file a sticker supplement pursuant to Rule 253(g) under the Securities Act during the distribution period describing each real estate-related asset not identified in the offering circular at such time as there arises a reasonable probability that such asset will be acquired and to consolidate all such stickers into a post-qualification amendment filed at least once every three months, with the information contained in such amendment provided simultaneously to the existing Members. Each sticker supplement shall disclose all compensation and fees received by our Manager and its affiliates in connection with any such acquisition. Where appropriate, the post-qualification amendment shall include or incorporate by reference audited financial statements meeting the requirements of Rule 3-14 of Regulation S-X for properties acquired during the distribution period; and
●	file, after the end of the distribution period, a current report on Form 1-U containing the financial statements and any additional information required by Rule 3-14 of Regulation S-X, where applicable, to reflect each subscription made after the end of the distribution period involving the use of 10% or more (on a cumulative basis) of the net proceeds of the offering and to provide the information contained in such report to the Members at least once each quarter after the distribution period of the offering has ended.

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HOW TO SUBSCRIBE

Subscription Procedures

Investors seeking to purchase our Units who satisfy the “qualified purchaser” standards should proceed as follows:

●	Read this entire offering circular and any supplements accompanying this offering circular.
●	Electronically complete and execute a copy of the subscription agreement. A specimen copy of the subscription agreement, including instructions for completing it, is included as an exhibit to this offering circular. All or part of the subscription agreement may be presented to the subscriber for completion and execution either electronically or in paper format. As outlined in the subscription agreement, each investor will need to electronically complete a Form W-9.
●	Electronically provide ACH instructions to us for the full purchase price of our Units being subscribed for.

By executing the subscription agreement, each investor agrees to accept the terms of the subscription agreement and attests that the investor meets the minimum standards of a “qualified purchaser”, and that for investors who do not qualify as “accredited investors” under Rule 501(a) of Regulation D, such subscription for Units does not exceed 10% of the greater of such investor’s annual income or net worth (for natural persons), or 10% of the greater of annual revenue or net assets at fiscal year-end (for non-natural persons). Subscriptions will be effective only upon our acceptance, and we reserve the right to reject any subscription in whole or in part.

Subscriptions will be accepted or rejected by us as soon as reasonably practicable. We will not draw funds from any subscriber until the date your subscription is accepted. If we accept your subscription, we will email you a confirmation.

Minimum Purchase Requirements

The minimum investment amount will initially be set at $108 in Units In our Manager’s discretion, we may in the future increase or decrease the minimum investment amount for all new purchasers. We will disclose any new investment amount on the RootsCom Platform at least two (2) days in advance of that new minimum amount taking effect. Factors that our Manager may consider in modifying the minimum investment amount include, but are not limited to, our need for additional capital, the success of our prior capital-raising efforts, and the amount of money raised from our investors who invest the minimum amount versus the amount of money we have raised from investors contributing greater amounts. Any change to the minimum investment amount will apply to all new purchasers. If you have satisfied the applicable minimum purchase requirement, any additional purchase must be in amounts of at least $10 (or the then NAV of our Units).

LEGAL MATTERS

Certain legal matters, including the validity of Units offered hereby, have been passed upon for us by Williams Business Law, LLC.

EXPERTS

The audited financial statements for the year ended December 31, 2021 are included in this offering circular and elsewhere in the offering statement has been so included in reliance upon the report of Moore, Colson & Company, P.C., independent auditor, upon the authority of said firm as experts in accounting and auditing in giving the said report.

We have not engaged an independent valuation services firm, and do not intend to do so until such time as we are required to do so. As further described under “Description of our Common Shares—Valuation Policies”, we will use the estimated market values provided as well as inputs from other sources in its calculation of our quarterly net asset value (NAV) per share.

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ADDITIONAL INFORMATION

We have filed with the SEC an offering statement under the Securities Act on Form 1-A regarding this offering. This offering circular, which is part of the offering statement, does not contain all the information set forth in the offering statement and the exhibits related thereto filed with the SEC, reference to which is hereby made. Upon the qualification of the offering statement, we will be subject to the informational reporting requirements of the Exchange Act that are applicable to Tier 2 companies whose securities are registered pursuant to Regulation A, and accordingly, we will file annual reports, semi-annual reports and other information with the SEC. You may read and copy the offering statement, the related exhibits and the reports and other information we file with the SEC at the SEC’s public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, DC 20549. You can also request copies of those documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information regarding the operation of the public reference rooms. The SEC also maintains a website at www.sec.gov that contains reports, information statements and other information regarding issuers that file with the SEC.

You may also request a copy of these filings at no cost, by writing, emailing or telephoning us at:

Roots Real Estate Investment Community I, LLC

1344 La France Street NE

Atlanta, Georgia 30307

Attn: Investor Relations

Email: investments@investwithroots.com

(404)-732-5910

We also maintain a website at www.investwithroots.com, where there may be additional information about our business, but the contents of that site are not incorporated by reference in or otherwise a part of this offering circular.

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INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF

Roots Real Estate Investment COMMUNITY I, LLC AND SUBSIDIARY

INDEPENDENT AUDITOR’S REPORT

To the Members of

Roots Real Estate Investment Community I, LLC and Subsidiary

Opinion

We have audited the accompanying consolidated financial statements of Roots Real Estate Investment Community I, LLC and Subsidiary (the “Company”), which comprise the consolidated balance sheet as of December 31, 2021, and the related consolidated statements of operations, members’ equity, and cash flows for the year then ended, and the related notes to the consolidated financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with U.S. generally accepted accounting principles, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements (Continued)

In performing an audit in accordance with generally accepted auditing standards, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.

●	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Atlanta, Georgia May 26, 2022

ROOTS REAL ESTATE INVESTMENT COMMUNITY I, LLC AND SUBSIDIARY CONSOLIDATED BALANCE SHEET

December 31, 2021

Assets
Real estate:
Land	$1,425,663
Building and improvements	974,843
Total real estate	2,400,506
Less: accumulated depreciation	(4,822)
Real estate, net	2,395,684
Cash and cash equivalents	669,862
Restricted cash	30,000
Due from related parties, net	17,079
Note receivable related party	1,534,091
Prepaid expenses	16,132
Total assets	$4,662,848

Liabilities:
Mortgage loans payable, net of unamortized deferred financing costs of $40,348	$1,604,330
Tenant security deposits	16,318
Distributions payable	58,879
Deferred income	3,450
Total liabilities	1,682,977
Commitments and contingencies (see note 6)

Members’ Equity:
Members’ equity (39,753 member units issued and outstanding )	3,926,253
Members’ commitments	(631,000)
Distributions in excess of cumulative net income	(315,382)
Total members’ equity	2,979,871
Total liabilities and members’ equity	$4,662,848

See notes to consolidated financial statements.

F-1

ROOTS REAL ESTATE INVESTMENT COMMUNITY I, LLC AND SUBSIDIARY CONSOLIDATED STATEMENT OF OPERATIONS

For the Year Ended December 31, 2021

Revenues:
Rental income	$38,650
Total revenues	38,650

Expenses:
Operating and maintenance	2,555
Property management fees related party	1,131
Property management fees	2,797
Real estate taxes and insurance	2,828
General and admistrative	5,553
Total operating expenses	14,864
Net operating income	23,786

Nonoperating income (expenses):
Interest income related party	22,851
Depreciation expense	(4,822)
Interest expense	(3,728)
Total nonoperating income, net	14,301

Net income	$38,087

See notes to consolidated financial statements.

F-2

ROOTS REAL ESTATE INVESTMENT COMMUNITY I, LLC AND SUBSIDIARY CONSOLIDATED STATEMENT OF MEMBERS’ EQUITY

For the Year Ended December 31, 2021

	Member Units	Members’ Equity	Members’ Commitments	Distributions in Excess of Cumulative Net Income	Total Members’ Equity
Balance at January 1, 2021	-	$-	$-	$-	$-
Proceeds from issuance of member units	32,943	3,294,253	-	-	3,294,253
Issuance of member units noncash	500	1,000	-	-	1,000
Members’ commitments	6,310	631,000	(631,000)	-	-
Capital reductions	-	-	-	(267,378)	(267,378)
Distributions	-	-	-	(86,091)	(86,091)
Net income	-	-	-	38,087	38,087
Balance at December 31, 2021	39,753	$3,926,253	$(631,000)	$(315,382)	$2,979,871

See notes to consolidated financial statements.

F-3

ROOTS REAL ESTATE INVESTMENT COMMUNITY I, LLC AND SUBSIDIARY CONSOLIDATED STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2021

Cash flows from operating activities:
Net income	$38,087
Organization and offering costs settled with member units	1,000
Depreciation	4,822
Amortization of deferred financing costs	16
Changes in assets and liabilities:
Due from related parties, net	(17,079)
Prepaid expenses	(12,247)
Tenant security deposits	16,318
Deferred income	3,450
Net cash provided by operating activities	34,367
Cash flows from investing activities:
Additions to note receivable related party	(3,060,000)
Net cash used in investing activities	(3,060,000)
Cash flows from financing activities:
Proceeds from mortgage loans payable	1,350,000
Repayments of mortgage loans payable	(850,000)
Principal payments on mortgage loans payable	(1,182)
Payment of financing costs	(40,364)
Proceeds from issuance of member units	3,294,253
Distributions	(27,212)
Net cash provided by financing activities	3,725,495
Net increase in cash, cash equivalents and restricted cash	699,862
Cash, cash equivalents and restricted cash, beginning of year	-
Cash, cash equivalents and restricted cash, end of year	$699,862
Supplemental cash flow information:
Cash paid for interest	$(3,712)
Supplemental disclosure of noncash operating, investing and financing activities:
Acquisitions of real estate assets	$(2,400,506)
Assumption of prepaid expenses	$(3,885)
Reductions of note receivable related party	$1,525,909
Assumption of mortgage loans payable	$1,145,860
Capital reductions	$(267,378)
Increase in distributions payable	$58,879
Members’ commitments	$631,000
Issuance of member units in exchange for services provided	$1,000

See notes to consolidated financial statements.

F-4

Roots Real Estate Investment Community I, LLC and Subsidiary

Notes to the Consolidated Financial Statements

December 31, 2021

1.	Formation and Organization

Roots Real Estate Investment Community I, LLC (the “Company”) was formed on December 8, 2020, as a Georgia Limited Liability Company and intends to qualify as a real estate investment trust (“REIT”) for U.S. federal income tax purposes. The Company’s purpose is to create a real estate investment portfolio, leveraging professional real estate expertise with technology, scale, and local market insights to generate attractive returns for its Members and unique opportunities and value to the communities that it serves. The Company began substantive operations in May 2021.

Substantially all the Company’s business will be managed by Roots REIT Management, LLC (the “Manager”), a Georgia limited liability company. The Manager intends to use its resources to find and acquire residential real estate in the Atlanta Sandy Springs Alpharetta Metropolitan Statistical Area (the “Atlanta MSA”), that has value add potential; however, the Manager is not limited to searching only in the Atlanta MSA.

The Company filed an offering statement on Form 1 A with the SEC with respect to an offering (the “Offering”) of up to $75,000,000 in Member Units, for an initial price of $100.00 per unit.

A maximum of $75,000,000 in the Company’s Member Units may be sold to the public in this Offering. The Manager has the authority to issue an unlimited number of Member Units. As of December 31, 2021, the Company has sold 39,253 of Member Units at the initial price of $100.00 per unit in a private placement prior to the offering statement being declared “qualified” by the SEC. In addition, Seed InvestCo, LLC (the “Sponsor”), the owner of the Manager, received 500 Member Units for $1,000 in exchange for organization and formation costs incurred on behalf of the Company. The Manager has incurred and may continue to incur organization and offering costs, including expenses in connection with the formation of the Company and the qualification of the Offering, and the marketing and distribution of Member Units, including, without limitation, expenses for printing, and amending offering statements or telecommunications costs, all advertising and marketing expenses, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of Member Units under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees. The Company will reimburse its Manager for any such costs incurred.

As of December 31, 2021, members’ commitments totaling $631,000 have been recorded related to Member Units sold but for which the related proceeds have yet to be collected.

2.	Summary of Significant Accounting Policies Basis of Presentation

The accompanying consolidated financial statements of the Company are prepared on the accrual basis of accounting in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”).

The consolidated financial statements of the Company include the accounts of the Company and Joe Jerkins LLC, its wholly owned subsidiary. All significant intercompany accounts and transactions among the Company and its subsidiary have been eliminated in consolidation.

F-5

Roots Real Estate Investment Community I, LLC and Subsidiary

Notes to the Consolidated Financial Statements

December 31, 2021

Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. These estimates and assumptions are based on management’s best judgment. Actual results could materially differ from those estimates.

Real Estate Acquisitions

The Company acquires real estate assets from its Manager or Sponsor, both of which are related parties of the Company. As a result of the related party nature of the transactions, the Company is required to record the real estate assets acquired at the related party’s historical cost, or carryover basis. The difference between the purchase price to acquire the real estate assets and the carryover basis in the real estate assets results in a reduction of the Company’s capital (see Note 3).

Depreciation Expense

Depreciation of buildings and building improvements is computed on the straight line method over an estimated useful life of 27.5 years. Improvements are capitalized, while expenditures for maintenance and repairs are charged to expense as incurred. Depreciation expense amounted to $4,822 for the year ended December 31, 2021 and is included in depreciation expense in the accompanying consolidated financial statements.

Impairment of Real Estate

The Company continually monitors events and changes in circumstances that could indicate that the carrying amounts of real estate may not be recoverable. When indicators of potential impairment are present that indicate that the carrying amounts of real estate may not be recoverable, management assesses whether the carrying value of the assets will be recovered through the future undiscounted operating cash flows expected from the use of and eventual disposition of the property. If, based on the analysis, the Company does not believe that it will be able to recover the carrying value of the asset, the Company will record an impairment charge to the extent the carrying value exceeds the estimated fair value of the asset. For the year ended December 31, 2021, the Company did not record any impairment charges related to its real estate assets.

Revenue Recognition and Expenses

The majority of the Company’s revenue is earned through the lease of rental space at its underlying residential properties. These revenues are accounted for as leases under Accounting Standards Codification Topic 840, Leases (ASC 840).

Interest income is recognized on the accrual basis and recorded in the period in which it is earned. Expenses are recognized when incurred.

F-6

Roots Real Estate Investment Community I, LLC and Subsidiary

Notes to the Consolidated Financial Statements

December 31, 2021

Cash, Cash Equivalents and Restricted Cash
December 31, 2021
Cash and cash equivalents	$669,862
Restricted cash	30,000
Total cash, cash equivalents and restricted cash shown in the consolidated statement of cash flows	$699,862

The Company classifies short term, highly liquid investments with original maturities of approximately 90 days or less and money market accounts as cash equivalents. The Company invests its cash primarily in deposits and money market funds with commercial banks. At times, cash balances may exceed federally insured amounts. Management believes it mitigates credit risk by depositing cash in and investing through major financial institutions.

Restricted cash consists of amounts held in escrow accounts.

Tenant Receivables

Tenant receivables are comprised of rents and other fees due from tenants. The Company performs on going credit evaluations of its tenants and maintains an allowance for doubtful accounts when considered necessary. Bad debts are provided using the allowance for doubtful accounts method based on historical experience and management’s evaluation of outstanding tenant receivables on an ongoing basis. The allowance for doubtful accounts was $0 as of December 31, 2021.

Deferred Financing Costs and Amortization

Deferred financing costs represent costs incurred to obtain financing. They are recorded at cost and amortized using the straight line method, which approximates the effective interest method, over the life of the related loan. Deferred financing costs are presented as a direct deduction from the carrying amount of the mortgage loans payable in the accompanying consolidated balance sheet. For the year ended December 31, 2021, the Company incurred deferred financing costs of $40,364. In addition, for the year ended December 31, 2021, amortization of deferred financing costs totaled $16, which is included in interest expense in the accompanying consolidated statement of operations.

Member Unit Redemptions

The Company intends to offer partial liquidity for its Members on a quarterly basis in the form of a partial redemption by the Company of a Member’s Units. Each quarter, no more than 10% of the issued and outstanding Member Units may be redeemed (the “Aggregate Redemption Cap”), and no more than

$100,000 of an individual Member’s Units may be redeemed in any one quarter. In the event that a redemption request is made by multiple Members, so that the total redemptions requested would be greater than the applicable Aggregate Redemption Cap, the requested redemptions will be maxed at the Aggregate Redemption Cap and will be split among each requesting Member pro rata based on such Member’s redemption request compared to the aggregate redemptions requested for that quarter. The window to request a redemption will begin on the fifteenth (15th) calendar day prior to the end of the applicable quarter and will end on the last day of such quarter. The redemption price per Member Unit will be the established value per Member Unit for the quarter then ending. The redemption price per Member Unit will be decreased by 6% if a Member requests a redemption (and participates in such redemption) within the first year of such Member’s ownership of Member Units. The Manager reserves the right, in its sole and absolute discretion, to suspend the Company’s offer for redemption at any time, without notice, for any reason or no reason.

F-7

Roots Real Estate Investment Community I, LLC and Subsidiary

Notes to the Consolidated Financial Statements

December 31, 2021

Because the net asset value (“NAV”) per unit is intended to be calculated at the end of each quarter, once the first revaluation of the NAV takes place, the redemption price for Member Units held at least ninety

(90) days may change between the date the redemption request is received and the date on which redemption proceeds are paid. As a result, the redemption price that a Member will receive may be different from the redemption price on the day the redemption request is made.

In addition, the Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time without notice, including to protect the operations and the non redeemed Members, to prevent an undue burden on liquidity, to preserve the status as a REIT, following any material decrease in the NAV, or for any other reason. However, in the event that the Manager amends, suspends or terminates the redemption plan, an offering circular supplement and/or Form 1 U, as appropriate, will be filed, to disclose such amendment. The Manager may also, in its sole discretion, decline any particular redemption request if it believes such action is necessary to preserve the status as a REIT.

Distributions

The Company expects to declare distributions on a quarterly basis, or less frequently as determined by the Manager. Any distributions will be made at the discretion of the Manager, and will be based on, among other factors, the Company’s present and reasonable projected future cash flow. To date, the Company has declared quarterly distributions of $1.50 per unit for Members of record on September 30, 2021 and December 31, 2021, excluding the 500 Member Units held by the Manager. As of December 31, 2021, distributions in the amount of $86,091 have been declared, of which $58,879 were accrued and included in distributions payable in the accompanying consolidated financial statements.

Income Taxes

As soon the Company meets the eligibility requirements, it will elect to be taxed as a REIT under the Internal Revenue Code of 1986, as amended, and operate as such. The Company expects to have little or no taxable income prior to electing REIT status. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to its Members (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with GAAP). As a REIT, the Company generally will not be subject to U.S. federal income tax on income that it distributes to its Members, provided that it distributes 100% of its REIT taxable income. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income.

Risks and Uncertainties

As the COVID 19 pandemic continues, it is not possible to reliably estimate the length or severity of this pandemic and hence its financial impact. The Company could possibly be materially adversely affected by the risks, or the public perception of the risks, related to the pandemic. The extent of COVID 19 on the Company’s operational and financial performance will depend on future developments, including the duration and spread of the pandemic and its impact on the Company’s residents.

F-8

Roots Real Estate Investment Community I, LLC and Subsidiary

Notes to the Consolidated Financial Statements

December 31, 2021

Recently Issued Accounting Pronouncements

In February 2016, the FASB issued Accounting Standards Update 2016 02, Leases (ASU 2016 02), establishing Accounting Standards Codification Topic 842 (ASC 842). Lessor accounting will remain substantially similar to the current accounting; however, certain refinements were made to conform the standard with ASC 606, Revenue from Contracts with Customers. ASC 842 requires all lessees to record a lease liability at lease inception, with a corresponding right of use (ROU) asset, except for short term leases. ASC 842 was effective for the Company on January 1, 2022. The Company elected to use the practical expedient package, which allows the Company not to reassess prior conclusions about lease identification, lease classification, and initial direct costs. The Company does not expect any material adjustments to the opening balance of accumulated deficit upon adoption given the nature of the impacts and the other transition practical expedients elected by the Company. For leases with a term of 12 months or less, the Company will make an accounting policy election by class of underlying asset to not recognize lease liabilities and ROU assets.

For leases where the Company is the lessor, the Company expects that accounting for lease components will be largely unchanged from existing GAAP; the Company plans to elect the practical expedient to not separate non lease components from lease components. The Company will account for these line items as a single combined lease component, rental revenue, on the basis of the lease component being the predominant component in the contract. The Company elected to use the practical expedient in transition to not re evaluate costs that were previously capitalized, including leasing legal costs, under ASC 840.

In addition, ASC 842 establishes a new methodology for assessing the collectibility of accounts receivable, whereby it must be concluded that it is probable that substantially all of the receivable will be collected, if not the Company must fully reserve the accounts receivable balance. The Company is currently evaluating the impact of this change.

In June 2016, the FASB issued Accounting Standards Update 2016 13, Financial Instruments Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments, (ASU 2016 13), establishing Accounting Standards Codification Topic 326 (ASC 326). ASC 326 requires entities to estimate a lifetime expected credit loss for most financial assets, including (i) trade and other receivables, (ii) other long term financings including available for sale and held to maturity debt securities and (iii) loans. Subsequently, the FASB issued Accounting Standards Update 2018 19, Codification Improvements to Topic 326, Financial Instruments Credit Losses, which amends the scope of ASU 2016 13 and clarified that receivables arising from operating leases are not within the scope of the standard and should continue to be accounted for in accordance with the leases standard (ASC 842). ASC 326 will be effective January 1, 2023. Management is currently evaluating the impact of adopting this new accounting standards update on the Company’s consolidated financial statements.

F-9

Roots Real Estate Investment Community I, LLC and Subsidiary

Notes to the Consolidated Financial Statements

December 31, 2021

3.	Real Estate

During October and December 2021, the Company completed three acquisitions for eleven properties located in the Atlanta MSA for an aggregate purchase price of $2,667,884. The table below shows asset acquisition detail:

Land	$1,425,663
Building and improvements	974,843
Capital reductions	267,378
$2,667,884

As of December 31, 2021, the Company’s properties were approximately 89% leased.

4.	Mortgage Loans Payable

During October 2021, the Company obtained a mortgage loan, secured by real estate assets, totaling

$295,860. As of December 31, 2021, the outstanding principal balance was $294,678 (see Note 7). The loan matures August 1, 2051 and bears interest at 4.49%. Payments of principal and interest are due on a monthly basis through the maturity date.

During December 2021, the Company obtained a mortgage loan, secured by real estate assets, totaling

$1,350,000. As of December 31, 2021, the outstanding principal balance was $1,350,000. The loan matures December 29, 2041 and bears interest at a fixed rate of 3.51% for the first 84 months and thereafter at a variable rate based on SOFR plus 3.25% through the maturity date. Interest only payments are due on a monthly basis through the maturity date.

For the year ended December 31, 2021, the Company incurred interest expense related to its mortgage loans payable of $3,712, excluding amortization of deferred financing costs of $16.

As of December 31, 2021, the amounts outstanding under the mortgage loans payable and unamortized deferred financing costs were as follows:

December 31, 2021

Mortgage loans payable	$1,644,678
Less: unamortized deferred financing costs	(40,348)
Mortgage loans payable, net	$1,604,330

As of December 31, 2021, future scheduled principal payments on mortgage loans payable are as follows:

F-10

Roots Real Estate Investment Community I, LLC and Subsidiary

Notes to the Consolidated Financial Statements

December 31, 2021

Year Ending December 31:	Principal Due

2022	$4,860
2023	5,082
2024	5,315
2025	5,559
2026	5,814
Thereafter	1,618,048
Total	$1,644,678

5.	Related Party Arrangements

Roots REIT Management, LLC and Seed InvestCo, LLC

Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day to day basis. The Manager and Sponsor are responsible for identifying and making acquisitions and investments on behalf of the Company. As of December 31, 2021, the Company had advances of $1,534,091 to the Sponsor for certain acquisitions identified. Advances bear interest at 6%, which is calculated on each individual advance as of the date of such advance. For the year ended December 31, 2021, the Company earned interest income related to advances to the Sponsor totaling

$22,851, of which $12,555 was accrued and included in due from related parties, net in the accompanying consolidated financial statements.

The Manager is entitled to a 10% property management fee, which is calculated as 10% of all rents collected for each month. The fee is paid monthly. During the year ended December 31, 2021, the Company incurred and paid property management fees totaling $1,131 to the Manager.

The Manager may retain one or more of its affiliates to perform services for the Company’s real estate assets, including property management, leasing, and construction management services.

6.	Commitments and Contingencies

In the normal course of business, the Company may be subject to various litigation and in some instances the amount sought may be substantial. Although the outcome of such claims, litigation, and disputes cannot be predicted with certainty, in the opinion of management based on facts known at this time, the resolution of such matters are not anticipated to have a material adverse effect on the financial position or results of operations of the Company.

7.	Subsequent Events

The Company evaluated subsequent events through May 26, 2022, which is the date the consolidated financial statements were available to be issued. Management has concluded that there were no significant events requiring recognition and/or disclosure in the consolidated financial statements other than those disclosed herein and below.

F-11

Roots Real Estate Investment Community I, LLC and Subsidiary

Notes to the Consolidated Financial Statements

December 31, 2021

On February 1, 2022, the Company acquired two properties for an aggregate purchase price of $710,000. On March 1, 2022, the Company acquired two properties for an aggregate purchase price of $680,000.

On April 19, 2022, the Company obtained a loan secured by six properties for $1,451,329 and used proceeds from the loan to extinguish an existing loan of $293,864.

During February and May 2022, the Company distributed $151,323, of which $137,042 was reinvested by members.

Between December 31, 2021 and May 26, 2022, the Company sold approximately 5,538 Member Units at a unit price of $100.00 for gross offering proceeds of approximately $554,000 and approximately 18,508 Member Units at unit price of $108.00 for gross offering proceeds of approximately $1,999,000. As of May 26, 2022, aggregate Member Units outstanding totaled approximately 63,799, for total gross offering proceeds of approximately $6,479,000.

F-12

Roots Real Estate Investment Community I, LLC

Sponsored by

Seed InvestCo, LLC

UP TO $75,000,000 IN UNITS

OFFERING CIRCULAR

You should rely only on the information contained in this offering circular. No dealer, salesperson or other individual has been authorized to give any information or to make any representations that are not contained in this offering circular. If any such information or statements are given or made, you should not rely upon such information or representation. This offering circular does not constitute an offer to sell any securities other than those to which this offering circular relates, or an offer to sell, or a solicitation of an offer to buy, to any person in any jurisdiction where such an offer or solicitation would be unlawful. This offering circular speaks as of the date set forth below. You should not assume that the delivery of this offering circular or that any sale made pursuant to this offering circular implies that the information contained in this offering circular will remain fully accurate and correct as of any time subsequent to the date of this offering circular.

The date of this offering circular is July 12, 2022